   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1997
                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 ------------

                             GROVE PROPERTY TRUST
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               MARYLAND                               06-139108
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)
                               598 ASYLUM AVENUE
                          HARTFORD, CONNECTICUT 06105
                                (860) 246-1126
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              JOSEPH R. LABROSSE
                            CHIEF FINANCIAL OFFICER
                             GROVE PROPERTY TRUST
                               598 ASYLUM AVENUE
                          HARTFORD, CONNECTICUT 06105
                                (860) 246-1126
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                 ------------

                                  COPIES TO:
            PAUL G. HUGHES                       JOHN J. KELLEY III
          CUMMINGS & LOCKWOOD                      KING & SPALDING
          FOUR STAMFORD PLAZA                   191 PEACHTREE STREET
      STAMFORD, CONNECTICUT 06904              ATLANTA, GEORGIA 30303
            (203) 351-4207                         (404) 572-4600
      (203) 351-4499 (FACSIMILE)             (404) 572-5100 (FACSIMILE)

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable following the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
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
                                                              PROPOSED
                                                 PROPOSED      MAXIMUM
                                                  MAXIMUM     AGGREGATE
  TITLE OF EACH CLASS OF       AMOUNT TO BE   OFFERING PRICE  OFFERING      AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED(1)     PER SHARE     PRICE(2)   REGISTRATION FEE
-----------------------------------------------------------------------------------------
 Common Shares of
  Beneficial Interest,
  par value $0.01.......     5,175,000 shares     $11.75     $60,806,250     $17,938

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(1) Includes 675,000 shares which the Underwriters have the right to purchase solely to cover over-allotments and up to 1,358,525 shares which may be sold to certain shareholders upon exercise of preemptive rights.
(2) Estimated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933 solely for the purpose of calculating the registration fee, based upon the average of the high and low sales price of the Common Shares as reported on the American Stock Exchange Composite Tape on October 14, 1997.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                     SUBJECT TO COMPLETION, DATED    , 1997

PROSPECTUS

                                4,500,000 SHARES
                              GROVE PROPERTY TRUST
                      COMMON SHARES OF BENEFICIAL INTEREST

                                    -------
  Grove Property Trust ("Grove" or the "Company") is a self-managed and self-administered equity real estate investment trust ("REIT") that is engaged in the acquisition, repositioning, management and operation of mid-priced multifamily communities in the Northeastern United States. Grove currently owns interests in and operates 29 multifamily properties containing a total of 2,763 units in Connecticut, Massachusetts and Rhode Island (the "Apartment Communities"). For the six months ended June 30, 1997, the Apartment Communities had an average economic occupancy rate of approximately 96.4% and an average monthly rental rate of approximately $697 per unit.

  All of the common shares of beneficial interest, par value $0.01 per share, of the Company (the "Common Shares") offered hereby are being sold by the Company. Of the 4,500,000 Common Shares offered hereby, 3,141,475 shares are being offered to the public in an underwritten public offering (the "Offering") and up to 1,358,525 Common Shares are being offered directly to certain existing shareholders at the price to public set forth below (the "Concurrent Offering"; together with the Offering, the "Offerings"). Any shares not purchased in the Concurrent Offering will be added to the shares offered by the Underwriters in the Offering. The closing of the Offering is not contingent on the closing of the Concurrent Offering.

  The Company makes regular distributions to its shareholders and expects to increase its annual distribution following the completion of the Offering to
$    per share. The Company intends to make a distribution of $   per share to
holders of record as of the business day preceding the closing of the Offering for the period beginning October 1, 1997 and ending on such record date, followed by a distribution to holders of record as of December 31, 1997 for the period beginning the date of closing of the Offering and ending on December 31, 1997. See "Distribution Policy."

  The Common Shares are traded on the Emerging Company Marketplace of the American Stock Exchange (the "AMEX") under the symbol "GVE.EC." Application has been made to list the Common Shares on the AMEX (Regular List) under the symbol "GVE." On October 16, 1997, the last reported sale price for the Common Shares was $11.875 per share.

  To ensure that the Company maintains its qualification as a REIT, actual and constructive ownership of Common Shares by any person is limited by the Company's Third Amended and Restated Declaration of Trust. See "Description of Shares of Beneficial Interest--Restrictions on Transfer."

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON SHARES.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     UNDERWRITING
           PRICE TO DISCOUNTS AND  PROCEEDS TO
            PUBLIC  COMMISSIONS(1) COMPANY(2)
----------------------------------------------
Per Share    $           $             $
----------------------------------------------
Total(3)    $           $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting." No underwriting discounts or commissions shall be paid in connection with the Common Shares sold in the Concurrent
    Offering.
(2) Before deducting expenses payable by the Company estimated at $1,200,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 675,000 Common Shares, on the same terms as the Offering, solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions, and Proceeds to Company will be $    , $     and $    ,
    respectively, assuming that all Common Shares offered in the Concurrent Offering are purchased.

                                    -------

  The Common Shares being offered in the Offering are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them, and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that certificates for the Common Shares
offered hereby will be available for delivery on or about    , 1997, at the
offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                    -------

SMITH BARNEY INC.                                                LEHMAN BROTHERS

      , 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SECURITIES OFFERED HEREBY ON THE EMERGING COMPANY MARKETPLACE OF THE AMERICAN STOCK EXCHANGE IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES ACT. SEE "UNDERWRITING."

                                 ------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
PROSPECTUS SUMMARY........................................................   1
  The Company.............................................................   1
  Business Objectives and Growth Strategies...............................   3
  Recent Developments.....................................................   3
  The Properties..........................................................   4
  Company Structure.......................................................   6
  The Offerings...........................................................   7
  Summary Selected Financial Information..................................   8
RISK FACTORS..............................................................  10
  Absence of Appraisals...................................................
  Real Estate Investment Considerations...................................  10
  Expansion into New Geographic Markets...................................  12
  Dependence on Limited Geographic Area...................................  12
  Limitation on Control of Partially Owned Properties.....................  13
  Real Estate Financing Risks.............................................  13
  Potential Conflicts of Interest.........................................  13
  Dependence on Key Personnel.............................................  14
  Adverse Tax Consequences of Failure to Qualify as a REIT................  14
  Required Distributions; Potential Requirements to Borrow................  15
  Limits on Changes in Control............................................  16
  Possible Environmental Liabilities......................................  17
  Shares Available for Future Sale........................................  18
  Changes in Investment and Financing Practices Without Shareholder
   Approval...............................................................  19
  Share Price Volatility..................................................  20
  Uninsured Loss..........................................................  20
  Offer and Sale of Unregistered Securities...............................  21
THE COMPANY...............................................................  22
  Overview................................................................  22

                                                                            PAGE
                                                                            ----
  Business Objectives and Growth Strategies...............................   23
  The Operating Partnership...............................................   26
THE CONCURRENT OFFERING...................................................   26
USE OF PROCEEDS...........................................................   27
DISTRIBUTION POLICY.......................................................   28
PRICE RANGE OF COMMON SHARES AND DIVIDENDS................................   29
CAPITALIZATION............................................................   30
SELECTED FINANCIAL INFORMATION............................................   31
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................   34
BUSINESS AND PROPERTIES...................................................   40
  Multifamily Market Overview.............................................   40
  The Apartment Communities...............................................   46
  Summary of Features and Amenities of the Apartment Communities and the
   Apartment Acquisition Community........................................   48
  The Retail Properties...................................................   50
  The Excluded Properties.................................................   50
  Management Strategies...................................................   50
  Property Management.....................................................   51
  Employees...............................................................   53
  Competition.............................................................   53
  Legal Proceedings.......................................................   53
  Regulation..............................................................   53
  Environmental Matters...................................................   54
  Insurance...............................................................   55
MANAGEMENT................................................................   56
  Trust Managers and Executive Officers...................................   56
  Committees of the Board.................................................   58
  Compensation of the Trust Managers......................................   58
  Executive Compensation..................................................   59
  Employment Agreements...................................................   59
  Non-Competition Agreements..............................................   59
  Option Plans............................................................   59

                                                                          PAGE
                                                                          ----
CERTAIN RELATIONSHIPS AND TRANSACTIONS...................................  61
  The January 1996 Acquisition...........................................  61
  Property Management and Construction Services..........................  61
  Loans by NAVAB Associates..............................................  61
  The Consolidation Transactions.........................................  61
  Management of Excluded Properties......................................  62
  The May 1997 Acquisitions..............................................  62
  The July 1997 Acquisitions.............................................  63
  The September 1997 Acquisitions........................................  63
  Brokerage Services.....................................................  63
  Guarantees by Damon and
   Brian Navarro.........................................................  64
PRINCIPAL SHAREHOLDERS...................................................  65
DESCRIPTION OF SHARES OF BENEFICIAL INTEREST.............................  66
CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE COMPANY'S CHARTER AND
 BYLAWS..................................................................  70
  Duration...............................................................  70
  Board of Trust Managers................................................  70
  Meetings of Shareholders...............................................  70
  Preferred Shares.......................................................  70
  Business Combinations..................................................  71
  Control Share Acquisitions.............................................  71
  Amendment of the Charter...............................................  72
  Termination of the Company and REIT Status.............................  72
  Transactions Between the Company and its Trustees or Officers..........  72

                                                                            PAGE
                                                                            ----
  Limitation of Liability and Indemnification..............................  72
  Maryland Asset Requirements..............................................  73
PRACTICES AND OBJECTIVES WITH RESPECT TO CERTAIN ACTIVITIES................  73
SHARES AVAILABLE FOR FUTURE SALE...........................................  75
  Registration Rights......................................................  76
THE OPERATING PARTNERSHIP AGREEMENT........................................  77
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS..................................  80
  Taxation of the Company..................................................  80
  Failure To Qualify.......................................................  85
  Taxation of Taxable U.S. Shareholders Generally..........................  85
  Taxation of Tax-Exempt Shareholders......................................  86
  Taxation of Non-U.S. Shareholders........................................  87
  Tax Aspects of Operating Partnership and Subsidiary Partnerships.........  90
  Other Tax Consequences...................................................  92
UNDERWRITING...............................................................  93
EXPERTS....................................................................  94
LEGAL MATTERS..............................................................  95
AVAILABLE INFORMATION......................................................  95
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................  96
INDEX TO FINANCIAL STATEMENTS.............................................. F-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus or incorporated by reference herein. Unless the context otherwise requires, references herein to the "Company" or "Grove" refer to Grove Property Trust, a Maryland real estate investment trust, and its subsidiaries, including Grove Operating, L.P., a Delaware limited partnership (the "Operating Partnership"). As used herein, the term "Concurrent Offering" means the proposed offering by the Company in a separate transaction at the public offering price per share to certain existing shareholders of up to 1,358,525 Common Shares. See "The Concurrent Offering." No offer has been made by the Company with respect to the Concurrent Offering and there can be no assurance that the Concurrent Offering will be consummated or that all of the Common Shares to be offered in the Concurrent Offering will be sold. Consummation of the Offering is not contingent on consummation of the Concurrent Offering. Any shares not purchased in the Concurrent Offering will be added to the Shares offered by the Underwriters in the Offering. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised and that all of the shares offered in the Concurrent Offering will be sold.

                                  THE COMPANY

  Grove Property Trust ("Grove" or the "Company") is a self-managed and self-administered equity real estate investment trust ("REIT") that is engaged in the acquisition, repositioning, management and operation of mid-priced multifamily communities in the Northeastern United States. The Company is a fully integrated real estate organization with in-house acquisition, repositioning and renovation, financing, marketing, leasing and property management expertise. Grove believes that its regional focus, experience in acquiring and renovating under-managed apartment communities, reputation for quality and experienced management team provide it with a strong competitive position in the highly fragmented Northeastern apartment market.

  Grove currently owns interests in and operates 29 multifamily properties containing a total of 2,763 units in Connecticut, Massachusetts and Rhode Island (the "Apartment Communities") and one community shopping center in Massachusetts containing approximately 79,000 rentable square feet (the "Retail Property"; together with the Apartment Communities, the "Properties"). Of the Apartment Communities, approximately 81%, 14% and 5% of the units are located in Connecticut, Massachusetts and Rhode Island, respectively. For the six months ended June 30, 1997, the Apartment Communities had an average economic occupancy rate of approximately 96.4% and an average monthly rental rate of approximately $697 per unit. The Apartment Communities are mid-priced apartment properties consisting primarily of two- and three-story buildings in landscaped settings. The Apartment Communities are well located within their markets and appeal to middle income residents who are generally "renters by necessity." Twenty of the Apartment Communities, representing approximately 79% of the total number of units in the Company's portfolio, have undergone extensive renovation within the last seven years.

  The Company believes that the "same community" comparison data shown in the table below for the 23 Apartment Communities owned by Grove or its predecessors since the beginning of 1995 reflect the strength of Grove's management team and the general economic recovery that has taken place in the Company's markets over the last twelve months.

                                           YEAR ENDED     SIX MONTHS ENDED
                                          DECEMBER 31,        JUNE 30,
                                          --------------  ------------------
                                           1995    1996     1996      1997
                                          ------  ------  --------  --------
   Average Monthly Rental Rate Per Unit
    (1).................................. $  680  $  696  $    691  $    711
   Average Economic Occupancy Rate (2)...   95.7%   96.4%     96.2%     96.6%
   Net Operating Income (3).............. $9,125  $9,294  $  4,395  $  4,863

--------
(1)Average monthly rental rate per unit is derived by dividing gross potential rental income by the total number of leasable units.
(2) Average economic occupancy rate is derived by dividing actual collected rental income by gross potential rental income. Gross potential rental income includes vacancy losses and bad debt, but does not include model expenses or employee concessions or discounts.
(3)Excludes intercompany management fees.

  The Company has entered into agreements to acquire one additional multifamily property (the "Apartment Acquisition Community") containing a total of 100 units for approximately $4.2 million, including closing costs, and commenced an exchange offer to purchase two affiliate-owned retail properties containing a total of approximately 16,400 rentable square-feet (the "Retail Acquisition Properties"; together with the Apartment Acquisition Community, the "Acquisition Properties") for approximately $4.4 million. The Company believes the Acquisition Properties are being purchased at discounts of approximately 30% to 40% of replacement cost. The Company intends to close on the purchases of the Acquisition Properties before the end of 1997, although there can be no assurance that such purchases will close. The Acquisition Properties are well located in Ellington, Connecticut and Edgartown (Martha's Vineyard), Massachusetts. Management has an in-depth understanding of these markets and believes that the Acquisition Properties are well constructed and of comparable quality to the Properties.

  Grove believes that opportunities for acquisitions in the Northeastern United States are particularly attractive at this time because the region is generally characterized by: (i) limited new construction due to significant barriers to entry resulting from high construction costs, limited land availability, strict zoning laws and extended permitting processes; (ii) a limited number of publicly traded companies focusing on the acquisition of under-managed, mid-priced multifamily communities; (iii) highly fragmented markets with many small-to-medium sized companies that own older apartment properties in which the owners are looking to sell with minimal tax impact and (iv) many older apartment properties where maintenance and improvements have been deferred and where the Company believes selective capital improvements and professional management may create opportunities for increased rents. The Company intends to continue its acquisition efforts in existing and new markets in the Northeastern United States and may eventually expand its acquisition activity into the Mid-Atlantic United States as appropriate opportunities arise.

  Grove's predecessors commenced operations in 1980. The Company completed its initial public offering in 1994 with the acquisition of three apartment properties. At that time, affiliates of Grove owned additional apartment properties and other real estate assets outside of the REIT and conducted management and acquisition activities through entities that were also owned outside of the REIT. In 1996, management began to undertake a number of strategic initiatives intended to maximize shareholder value. In March 1997, the Company completed the following: (i) the creation of an umbrella partnership REIT (an "UPREIT") structure by forming the Operating Partnership to facilitate the consolidating transactions described below and to provide potential sellers with a mechanism to defer their tax liability; (ii) the acquisition through the Operating Partnership of 20 properties owned by affiliates of Grove; (iii) the acquisition of the property management assets and related liabilities of Grove Property Services Limited Partnership ("GPS"), the entity that managed the properties owned by Grove as well as the 20 properties owned by affiliates of Grove; (iv) a $30 million private placement (3,333,333 shares at $9.00 per share) of equity securities to investors that included, among others, four investment funds managed by Morgan Stanley Asset Management, Inc. (collectively, "MSAM") and the Oregon Public Employees' Retirement Fund (the "Oregon Retirement Fund") as advised by ABKB/LaSalle Securities Limited ("ABKB/LaSalle") and (v) the closing of a $25 million revolving credit facility and a $15 million term loan facility.

  The Company is led by an experienced management team, whose five senior executives have an average of approximately 16 years real estate experience in the multifamily sector and an average of approximately 14 years experience with the Company or its predecessors. In the aggregate, since 1980, Grove's senior management team has been responsible for the acquisition of approximately 45 apartment properties containing a total of approximately 4,500 units and the management of approximately 55 apartment properties containing a total of approximately 5,250 units within the Northeastern United States. Upon completion of the Offerings, Grove will own approximately 74% of the total partnership interests (the "Common Units") in the Operating Partnership and the Executive Officers (defined below) and the trust managers (the "Trust Managers") of Grove will own, directly or indirectly, in the aggregate, approximately 10.0% of the equity of the Company through ownership of Common Units and Common Shares.

                   BUSINESS OBJECTIVES AND GROWTH STRATEGIES

  Grove's primary business objectives are to increase the value of the Company's portfolio of properties and to maximize shareholder value by maintaining long-term growth in cash available for distribution to its shareholders. The Company intends to accomplish these objectives by: (i) actively acquiring and, where appropriate, repositioning and renovating under-managed multifamily properties at significant discounts to replacement cost and at returns that enhance shareholder value; (ii) aggressively managing its portfolio to increase revenues and reduce operating costs; (iii) maintaining a conservative ratio of debt to total market capitalization and (iv) consistently providing quality service and a desirable living environment to all of its residents. Grove is currently negotiating to increase the borrowing capacity under its revolving credit facility from $25 million to approximately $50 million to continue to fund its growth.

                              RECENT DEVELOPMENTS

  Since the end of 1996, the Company has undertaken a number of strategic initiatives intended to increase the value of the Company's portfolio of properties and to maximize shareholder value. These initiatives include:

  . Forming the Operating Partnership and converting to an UPREIT structure to facilitate the consolidation transactions discussed above and to provide flexibility to the Company in acquiring additional properties;

  . Increasing the Company's portfolio of Apartment Communities from four containing a total of approximately 260 units to 29 containing a total of 2,763 units, including 28 Apartment Communities formerly controlled by affiliates of certain of the Company's Executive Officers;

  . Acquiring the property management assets and related liabilities of GPS, the entity that managed the properties owned by Grove as well as the 20 properties owned by affiliates of Grove;

  . Completing a private placement of 3,333,333 Common Shares for an aggregate of approximately $30 million to a group of investors including MSAM and the Oregon Retirement Fund;

  . Entering into a $25 million revolving credit facility (the "Credit Facility") with a BankBoston company to provide the Company with additional funds for acquisitions;

  . Entering into a $15 million term loan facility with Citicorp Real Estate, Inc.;

  . Increasing to 100% the Company's ownership interest in the entity owning 349 of the 432 units at the River's Bend apartments; and

  . Entering into agreements to acquire the Acquisition Properties, which the Company intends to complete in 1997.

                                 THE PROPERTIES

  The following table sets forth certain information concerning the Apartment Communities and the Apartment Acquisition Communities.

                                                                                        AVERAGE          AVERAGE
                                                                                        ECONOMIC         MONTHLY
                                                                                       OCCUPANCY       RENTAL RATE
                                                                                        RATE(1)        PER UNIT(2)
                                                                                    ---------------- ----------------
                                                    NUMBER                 AVERAGE    YEAR   6 MOS.    YEAR   6 MOS.
                                         PERCENTAGE   OF   YEAR    YEAR    SQ. FT.   ENDED    ENDED   ENDED    ENDED
PROPERTY                TOWN/CITY        OWNERSHIP  UNITS  BUILT RENOVATED PER UNIT 12/31/96 6/30/97 12/31/96 6/30/97
----------------------- ---------------- ---------- ------ ----- --------- -------- -------- ------- -------- -------
APARTMENT COMMUNITIES
CONNECTICUT
 208-210 Main St.(3)    Manchester          100%       28  1969    1988       929     97.8%   95.8%    $761    $776
 Arbor Commons(3)       Ellington           100%       28  1975    1988       780     97.6%  101.6%     686     691
 Avonplace              Avon                 98%      145  1973    1995     1,542     99.1%   98.9%     845     857
 Barons Apartments      Southington         100%       54  1970    1994       900     95.8%   97.8%     684     704
 Bradford Apartments    Newington            91%       64  1964    1989       894     91.6%   98.5%     686     690
 Brooksyde(4)           West Hartford       100%       80  1945    1997       800     94.0%   94.2%     643     669
 Burgundy Studios(4)    Middletown          100%      102  1973    1996       443     96.7%   98.7%     430     433
 Cambridge Estates      Norwich             100%       92  1977    1990       939     97.4%   99.1%     715     731
 Colonial Village       Plainville          100%      104  1968    1989       981     96.5%   94.3%     726     735
 Dogwood Hills          Hamden              100%       46  1971    1993     1,330     98.2%   97.2%     722     737
 Summit & Birch Hill(4) Farmington          100%      184  1967    1996       937     96.5%   97.3%     745     773
 Fox Hill Apartments    Enfield              97%      168  1974    1991       796     96.5%   95.6%     642     658
 Fox Hill Commons       Vernon              100%       74  1965    1989       849     97.1%   97.6%     692     703
 Greenfield
  Village(4)(5)         Rocky Hill          100%      127  1965    1997       729       --      --      --      --
 Hamden Centre          Hamden              100%       65  1968    1993       873     96.2%   94.2%     637     650
 Glastonbury Center     Glastonbury         100%      104  1962    1989       961     95.6%   90.5%     773     793
 Loomis Manor           West Hartford        91%       43  1948    1990     1,138    100.0%  100.0%     826     838
 Ocean Reef             New London           96%      163  1962    1995       829     94.4%   93.8%     633     644
 Park Place West        West Hartford       100%       63  1961    1989       861     97.9%   97.8%     656     667
 Sandalwood(4)(6)       New London           96%       39  1977    1996       517     61.7%   98.9%     453     457
 Westwynd Apartments    West Hartford        91%       46  1969    1990       901     95.2%   95.6%     648     654
 River's Bend           Windsor             100%      349  1973    1996     1,000     95.3%   95.7%     714     742
 Woodbridge             Newington           100%       73  1968    1991       792     94.7%   99.8%     712     719
MASSACHUSETTS
 Dean Estates           Taunton             100%       58  1984     N/A     1,014     94.9%   94.5%     668     682
 Four Winds(4)          Fall River          100%      168  1987    1996     1,089     90.5%   94.7%     627     678
 Security Manor         Westfield            88%       63  1971    1988     1,150     99.1%   99.9%     576     581
 Van Deene Manor(3)     West Springfield     88%      109  1970    1990       664     98.5%   98.4%     609     615
RHODE ISLAND
 Dean Estates II        Cranston             96%       48  1970    1994     1,170     93.5%   95.2%     687     697
 Royale                 Cranston             96%       76  1976    1993     1,151     96.9%   97.2%     684     695
                                                    -----                   -----    ------  ------    ----    ----
 SUBTOTAL/WEIGHTED AVERAGE                          2,763                     989     95.7%   96.4%    $680    $697
                                                    -----                   =====    ======  ======    ====    ====
 SAME COMMUNITY WEIGHTED AVERAGE(4)                                                   96.2%   96.6%    $696    $711
                                                                                     ======  ======    ====    ====
APARTMENT ACQUISITION COMMUNITY
CONNECTICUT
 High Meadow            Ellington           100%      100  1975     N/A       605     90.0%   97.2%     580     590
                                                    -----                   -----    ------  ------    ----    ----
 TOTAL/WEIGHTED AVERAGE                             2,863                     966     95.6%   96.5%    $676    $694
                                                    =====                   =====    ======  ======    ====    ====

--------
(1) Average economic occupancy rate is derived by dividing actual collected rental income by gross potential rental income. Gross potential rental income includes vacancy losses and bad debt, but does not include model expenses or employee concessions or discounts.
(2) Average monthly rental rate per unit is derived by dividing gross potential rental income by the total number of leasable units.
(3) The following Apartment Communities contain additional space which is rented to commercial tenants:

               APARTMENT                       COMMERCIAL
               COMMUNITY                        SQ. FT.
               ---------                       ----------
            208-210 Main St. .................    9,597
            Arbor Commons.....................    4,016
            Van Deene Manor...................    1,630
                                                 ------
              Total...........................   15,243
                                                 ======

(4) The same community weighted average amounts represent the average occupancy and rental rates for the 23 Apartment Communities owned by Grove or its affiliated predecessors for the years 1995 and 1996 and the six months ended June 30, 1997. Six Properties were purchased by Grove or its affiliated predecessors during the years 1995 and 1996 and the six months ended June 30, 1997 and have been excluded from the same community amounts. The following sets forth the acquisition date for such Apartment
    Communities:

               APARTMENT                      ACQUISITION
               COMMUNITY                         DATE
               ---------                      -----------
            Brooksyde........................   Oct-96
            Burgundy Studios.................   Oct-95
            Summit & Birch Hill..............   Feb-95
            Greenfield Village...............   Jul-97
            Sandalwood ......................   Dec-95
            Four Winds.......................   Oct-95

(5) Greenfield Village was purchased by the Company in July 1997, subsequent to the periods covered by this table.
(6) Sandalwood was purchased in December 1995. The property was not leasable until September 1996.

  The following table sets forth certain information concerning the Retail Property and Retail Acquisition Property.

                                                                                                        AVERAGE
                                                                                     AVERAGE             ANNUAL
                                                                                     ECONOMIC       RENTAL RATE PER
                                                                                OCCUPANCY RATE(1)      SQ. FT.(2)
                                                                                ------------------  ----------------
                                                                                  YEAR     6 MOS.     YEAR   6 MOS.
                                                       YEAR    YEAR    RENTABLE   ENDED    ENDED     ENDED    ENDED
PROPERTY          TOWN/CITY      PRIMARY TENANTS      BUILT  RENOVATED SQ. FT.  12/31/96  6/30/97   12/31/96 6/30/97
----------------- ---------- ------------------------ ------ --------- -------- --------- --------  -------- -------
RETAIL PROPERTY
MASSACHUSETTS
 Longmeadow Shops Longmeadow CVS, Cherry & Webb,        1962  1994-96   79,012      97.9%    97.5%   $12.28  $12.88
                             BankBoston, Blockbuster,
                             Talbots, Fleet Bank
RETAIL ACQUISITION PROPERTIES
MASSACHUSETTS
 Corner Block     Edgartown  Compass Bank,            1800's     1988    5,400     100.0%   100.0%    30.38   34.42
                             Wallace & Company,
                             Mardells
 Wharf Building   Edgartown  Sunglass Hut,            1800's     1996   11,027     100.0%   100.0%    21.77   28.69
                             Wharf Pub,                       -------   ------   -------- --------   ------  ------
                             The Great Put On,
                             Destinations
  SUBTOTAL/WEIGHTED AVERAGE                                             16,427     100.0%   100.0%    24.60   30.57
                                                                        ------   -------- --------   ------  ------
  TOTAL/WEIGHTED AVERAGE                                                95,439      98.3%    97.9%   $14.40  $15.92
                                                                        ======   ======== ========   ======  ======

--------
(1) Average economic occupancy rate is derived by dividing actual collected rental income by gross potential rental income.
(2) Average annual rental rate per square foot is derived by dividing total revenue collected by leased square footage.

                               COMPANY STRUCTURE

  The following diagram describes the ownership structure of Grove and the Operating Partnership upon completion of the Offerings.

              --------------------
              Grove Property Trust
              --------------------

                            74% Interest                                     --------------------------
                       (Sole Interest Partner)                                 FORMER LIMITED PARTNERS
                                                                             OF SUBSIDIARY PARTNERSHIPS
 0.01% to                                                                       AND FORMER PARTNERS
   1.0%       ---------------------                    26% Limited             GPS WHO PARTICIPATED IN
 General      Grove Operating, L.P.                  Partner Interest               CONSOLIDATION
 Partner         (9 Properties)                                                   TRANSACTIONS AND
Interests     --------------------                                                 EXCHANGE OFFERS
                                                                             --------------------------

                        88% to 100% Interest
                       (Sole Interest Partner)                               -----------------------------
                                                                             REMAINING LIMITED PARTNERS OF
              --------------------------             0% to 12% Limited          SUBSIDIARY PARTNERSHIPS
              Subsidiary Partnerships(1)             Partner Interest        ----------------------------
                   (21 Properties)
              --------------------------


--------
(1) Twenty-one of the Properties are owned by certain partnerships in which the Company is the sole general partner and in which the Operating Partnership owns between 88% and 100% of the limited partner interests (collectively, the "Subsidiary Partnerships").

  The following table sets forth the ownership of Common Shares and Common Units upon completion of the Offerings.

                              WITHOUT EXCHANGE OF       WITH EXCHANGE OF
                                  COMMON UNITS           COMMON UNITS(1)
                              ----------------------- ------------------------
                              NUMBER OF    PERCENTAGE NUMBER OF     PERCENTAGE
                               SHARES       OF TOTAL    SHARES       OF TOTAL
                              ---------    ---------- ----------    ----------
Public....................... 5,829,450       68.96%   5,829,450       50.88%
Executive Officers and Trust
 Managers....................    96,684(2)     1.14%   1,148,776(2)    10.03%
MSAM......................... 1,690,766       20.00%   1,690,766       14.76%
Oregon Retirement Fund.......   836,929        9.90%     836,929        7.30%
Continuing Investors(3)......       --          --     1,951,814       17.03%
                              ---------      ------   ----------      ------
  Total...................... 8,453,829      100.00%  11,457,735      100.00%
                              =========      ======   ==========      ======

--------
(1) Assumes that all Common Units are redeemed by the holders thereof and that the Company exercises its right to issue Common Shares on a one-for-one basis upon such redemption.
(2) Excludes Common Shares which could be acquired upon exercise of options and warrants and Common Shares owned by MSAM as to which a Trust Manager has shared voting and investment power.
(3) The Continuing Investors are holders of Common Units who are former limited partners of the Property Partnerships and former partners of GPS.

                                 THE OFFERINGS

Common Shares offered hereby:
  Public Offering..................   3,141,475
  Concurrent Offering(1)...........   1,358,525

                                     ----------
    Total..........................   4,500,000

                                     ==========
Common Shares and Common Units out-
 standing
 after the Offerings(1)(2).........  11,457,735
Use of Proceeds....................  To repay outstanding indebtedness, including indebtedness incurred to fund a
                                     portion of the purchase price of the
                                     Acquisition Properties, and for working
                                     capital and other general purposes. See
                                     "Use of Proceeds."
Proposed AMEX Symbol...............  "GVE" (The Common Shares currently trade on the Emerging Company Marketplace of the
                                     AMEX under the symbol "GVE.EC.")

--------
(1) Any shares not purchased in the Concurrent Offering will be added to the shares offered by the Underwriters in the Offering. There can be no assurance that all of the Common Shares offered in the Concurrent Offering will be sold.
(2) Includes 3,003,906 Common Shares reserved for issuance if the Company elects to issue Common Shares rather than cash upon redemption of Common Units. Excludes 117,726 Common Shares reserved for issuance under the Company's 1994 Share Option Plan (the "1994 Plan") and 900,000 Common Shares reserved for issuance under the 1996 Share Incentive Plan (the "1996 Plan"), 50,000 Common Shares reserved for issuance upon exercise of an option granted to a consultant to the Company and 47,248 Common Shares reserved for issuance upon exercise of a warrant held by Barclay Investments, Inc., the underwriter for the Company's initial public offering in 1994.

                     SUMMARY SELECTED FINANCIAL INFORMATION

                                                                GPS AND PROPERTY
                                                                  PARTNERSHIPS
                                 COMPANY HISTORICAL                HISTORICAL              COMPANY PRO FORMA
                          ------------------------------------  ------------------  ---------------------------------
                            YEARS ENDED     SIX MONTHS ENDED       YEARS ENDED       YEAR ENDED   SIX MONTHS ENDED
                           DECEMBER 31,         JUNE 30,          DECEMBER 31,      DECEMBER 31,      JUNE 30,
                          ----------------  ------------------  ------------------  ------------ --------------------
                           1996     1995      1997      1996      1996      1995        1996       1997       1996
                          -------  -------  ---------  -------  --------  --------  ------------ ---------  ---------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING INFORMATION:
Revenues:
 Rental income..........  $ 2,046  $ 1,287  $   5,438  $ 1,001  $ 12,906  $ 11,965   $  23,531   $  12,349  $  11,563
 Property management....      --       --         218      --        777       815         381         210        190
 Interest and other.....       36       30        128       20     1,138     1,103         553         391        233
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
  Total revenues........    2,082    1,317      5,784    1,021    14,821    13,883      24,465      12,950     11,986
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
Expenses:
 Related party
  management fees.......      109       67         22       53       --        --          --          --         --
 Real estate taxes......      208      148        542      102     1,299     1,234       2,590       1,278      1,255
 Other property
  operating.............      656      406      1,964      346     5,705     5,276       8,929       4,931      4,632
 General and
  administrative........       67       56        347       40       279       261         949         475        474
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
  Total operating
   expenses.............    1,040      677      2,875      541     7,283     6,771      12,468       6,684      6,361
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
Net operating income....    1,042      640      2,909      480     7,538     7,112      11,997       6,266      5,625
Interest expense........      394       85        777      189     3,856     3,829       2,274       1,081      1,110
Depreciation and
 amortization...........      387      217      1,155      198     3,055     3,140       5,305       2,640      2,572
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
Income before items
 shown below............      261      338        977       93       627       143       4,418       2,545      1,943
Minority interests in
 consolidated
 partnerships...........      --       --          49      --        --        --          --           26        --
Minority interest in
 Operating Partnership..      --       --         314      --        --        --        1,158         660        509
Extraordinary gain on
 debt restructuring.....      --       --         --       --        --      2,186         --          --         --
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
Net income..............  $   261  $   338  $     614  $    93  $    627  $  2,329   $   3,260   $   1,859  $   1,434
                          =======  =======  =========  =======  ========  ========   =========   =========  =========
Net income per common
 share..................  $  0.42  $  0.55  $    0.24  $  0.15       --        --    $    0.39   $    0.22  $    0.17
Weighted average number
 of common shares
 outstanding............  620,102  620,102  2,627,601  620,102       --        --    8,453,829   8,453,829  8,453,829
OTHER INFORMATION:
Funds from
 Operations(1)..........  $   595  $   517  $   1,271  $   269  $    --   $    --    $           $          $
Cash flow from:(2)
 Operating activities...      781      585        626      309     3,232     3,317         --          --         --
 Investment activities..     (303)     (99)    (1,011)     (49)   (1,144)   (3,419)        --          --         --
Number of Apartment
 Communities (end of
 period)................        4        3         27        4        20        20          30          30         30
Number of apartment
 units (end of period)..      257      165      2,348      257     1,514     1,514       2,763       2,763      2,763
Average monthly rental
 rate per unit..........                                                             $     676   $     694        673
Average economic
 occupancy rate.........                                                                  95.6%       96.5%      95.8%
Number of Retail
 Properties.............      --       --           1      --          1         1           3           3          3
BALANCE SHEET
 INFORMATION:
Real estate, before
 accumulated
 depreciation...........  $ 9,798  $ 5,393  $ 121,003  $ 9,721  $ 77,833  $ 76,835         --    $ 150,130        --
Total assets............    9,521    5,241     98,424    9,583    59,866    61,678         --      131,955        --
Total mortgage and
 revolving credit
 facility debt..........    5,669    1,190     45,853    5,681    48,643    46,786         --       29,550        --
Minority interests......      --       --      23,883      --        --        --          --       26,945        --
Shareholders'/Owners'
 equity.................    3,483    3,703     24,840    3,918     7,795    12,259         --       71,612        --

--------
(1) Management generally considers Funds from Operations ("FFO") to be a useful measure of the operating performance of an equity REIT because, together with net income and cash flow, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flow from operations as defined by generally accepted accounting principles ("GAAP") and does not necessarily indicate that cash flow will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flow as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all of the Company's cash needs, including principal amortization, capital improvements and distributions to shareholders. FFO also does not represent cash flow generated from operating, investing or financing activities as defined by GAAP. Further, FFO as disclosed by other REIT's may not be comparable to the Company's calculation of FFO. The Company uses the NAREIT definition of FFO. FFO is calculated as net income adjusted for depreciation expense attributable to real property, amortization expense attributable to capitalized leasing costs, tenant allowances and improvements, gain on sales of real estate investments and extraordinary and nonrecurring items.
(2) Pro forma information relating to cash flow from operating and investing activities has not been included because the Company believes that the information would not be meaningful due to the number of assumptions required in order to calculate this information.

                                 RISK FACTORS

  Prospective purchasers of the Common Shares offered hereby should consider carefully the risk factors set forth below, as well as the other information contained or incorporated by reference herein, before making an investment in the Common Shares offered hereby. Certain statements contained or incorporated by reference herein constitute "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements include, among other things, statements concerning results of operations, cash available for distributions, required capital expenditures, sources of growth, economic conditions and trends and plans and objectives of management for future operations. Such forward looking statements involve risks and uncertainties that may cause actual results to differ materially, depending on a variety of important factors. Important factors that contribute to such risks and uncertainties include, but are not limited to: (i) those identified under this caption; (ii) changes in general business and economic conditions; and (iii) other factors which may be described from time to time in the Company's filings with the Securities and Exchange Commission (the "Commission").

ABSENCE OF APPRAISALS

  The Company obtained an appraisal for only one of the Properties and is not obtaining appraisals for the Acquisition Properties. Of the remaining Properties, 28 were acquired from affiliates of the executive officers named under "Management--Executive Compensation" (the "Executive Officers"). The purchase prices for such Properties were not negotiated in arms length transactions. If the fair market values of the Properties are materially different from the amounts paid by the Company, there could be a material and adverse effect on the financial performance of the Company and the value of the Common Shares.

REAL ESTATE INVESTMENT CONSIDERATIONS

  General. Real property investments are subject to varying degrees of risk. The financial returns available from equity investments in apartment properties depend on the amount of revenue generated and expenses incurred in operating the properties. If the Properties do not generate revenue sufficient to meet operating expenses, debt service, if any, and capital expenditures, the Company's income and ability to make distributions to its shareholders will be adversely affected. An apartment property's income and value may be adversely affected by the national and regional economic climates, local real estate conditions, such as an oversupply of apartments or a reduction in demand for apartments, availability of "for purchase" housing, the attractiveness of the Apartment Communities to residents, competition from other apartment properties, the ability of the owner to provide adequate maintenance and to obtain adequate insurance and increased operating costs (including real estate taxes). The Company's income will also be adversely affected if a significant number of residents are unable to pay rent or if the apartments cannot be rented on favorable terms. Certain significant expenditures associated with each equity investment in real estate (such as mortgage payments, if any, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in rental income. In addition, the net income to Grove from any of the Properties may be adversely affected by such factors, among others, as changes in zoning, building, environmental, rent control and other laws and regulations, population shifts, which may affect the demand for rental housing in the Company's markets, changes in real property taxes and interest rates, the availability of financing, weather and acts of God (such as earthquakes, hurricanes and floods) and other factors beyond the control of Grove that may significantly affect the Company's revenue and operating expenses. The Company is also exposed to the various types of litigation that may be brought against a property owner or manager.

  Illiquidity of Real Estate. Investments in real estate are relatively illiquid and, therefore, will tend to restrict the Company's ability to vary its portfolio of properties promptly in response to changes in economic or other conditions. Consequently, if the Operating Partnership were to be liquidated, the proceeds realized by the Company might be less than the Company's total investment in the Operating Partnership. In addition, the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), places limits on the amount of gross income the Company may realize from sales of real property assets held for fewer than four years, which may affect the Company's ability to sell the Properties without adversely affecting returns to holders of Common Shares.

  Future Property Acquisitions. In the normal course of its business, and in the pursuit of its business and growth strategies, the Company continually evaluates potential acquisitions in the Northeast. The Company intends to continue to acquire multifamily properties and, in certain circumstances, select retail properties if attractive opportunities arise. In addition to general investment risks associated with any new real estate investment, acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired property up to standards established for the market position intended for that property will prove inaccurate. Properties acquired may have characteristics or deficiencies unknown to the Company affecting their valuation or revenue potential, and it is possible that their operating performance may decline under the Company's management. No assurance can be given that the Company will identify suitable acquisitions, complete acquisitions on terms favorable to it or successfully integrate acquired properties into the Company's portfolio. If financing is not available on acceptable terms for new acquisitions or renovations, further acquisitions might be curtailed. Furthermore, the fact that the Company must distribute 95% of its REIT taxable income in order to maintain its qualification as a REIT under the Internal Revenue Code will limit the ability of the Company to rely upon income from operations or cash flow from operations to finance new acquisitions.

  Risks of Repositioning and Renovation. The Company intends to reposition or renovate certain of the Properties and other properties it may acquire in the future. In connection with any such project, the Company will bear certain risks, including delays or cost overruns, that may increase project costs and could make such projects uneconomical, and the risk that occupancy or rental rates at a property once such a project has been completed will not be sufficient to enable the Company to pay operating expenses or earn its anticipated rate of return on its investment. In case of an unsuccessful repositioning or renovation project, the Company's loss could exceed its investment in such project. In cases where the Company owns less than the entire interest in a property, the Company may nevertheless be required to bear the entire cost of a repositioning or renovation project at such property.

  Risks Relating to Distributions. The Company pays regular distributions to its shareholders and expects to increase its annual distribution rate
following closing of the Offering to $   per Common Share. The Company expects
to set a record date for the payment of a dividend of $   per share to holders
of Common Shares at the close of business on the business day immediately prior to the closing of the Offering with respect to the period commencing October 1, 1997 and ending on such record date. The Company then expects to
set a record date for the payment of a dividend of $   per share to holders of
Common Shares on December 31, 1997 with respect to the period commencing on the closing date of the Offering and ending December 31, 1997. The Company's annual distribution rate to shareholders for the year ended December 31, 1996 was 86.5% of the Company's cash available for distribution ("CAD"), defined by the Company as FFO plus depreciation on personal property and amortization of financing costs, less mortgage principal payments and recurring capital improvements for such period and was 66.3% for the six months ended June 30, 1997. See "Distribution Policy." The Company's determination to increase distributions as described above was based on expectations with respect to pro forma REIT taxable income following the Offerings and is intended to ensure the Company's continuing ability to qualify for REIT status. In particular, the Company is seeking to ensure its continuing compliance with the requirement that it distribute annually at least 95% of its REIT taxable income. No assurance can be given, however, that actual CAD following the Offerings will not be substantially below the Company's expectations. In addition, the Company's ability to make distributions will depend, in large part, on the performance of the Properties and any properties it may acquire in the future, including occupancy levels, expenditures with respect to the Properties and newly acquired properties, the amount of the Company's debt and the interest rates thereon and other costs relating to the Properties and the newly acquired properties, as well as the absence of significant expenditures relating to environmental or other regulatory matters. Most of these matters are beyond the control of the Company and any significant difference between the Company's expectations with respect to these matters and actual results could have a material adverse effect on the Company and its ability to make or sustain distributions.

  Compliance with Applicable Laws. The Properties and the Acquisition Properties are subject to various federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act (the "ADA") and state and local fire and safety requirements. The ADA may require modifications to existing buildings or restrict certain renovations by requiring access to such buildings, and apartments in the buildings, by disabled persons. In addition, the Fair Housing Amendments Act of 1988 ("FHAA") requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Failure to comply with these laws could result in the imposition of fines or an award of damages to private litigants. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. The costs of compliance with such laws may be substantial, and limits or restrictions on completion of certain renovations may reduce overall returns on the Company's investments. Although the Company believes that the Properties and the Acquisition Properties are in substantial compliance with such laws as currently in effect, the Company may incur additional costs to comply with such laws. Although the Company believes that such costs will not have a material adverse effect on the Company, if required changes involve a greater expenditure than the Company currently anticipates or if the changes must be made on a more accelerated basis than it anticipates, the Company's cash flow and ability to make expected distributions could be adversely affected.

  Competition. There are numerous real estate companies, including those operating in the markets in which the Properties and the Acquisition Properties are located, which compete with the Company in seeking properties for acquisition, and for tenants to occupy such properties. The Company may compete with companies that have greater resources and whose officers and directors or trustees have more experience than the Company's officers and Trust Managers. Further, the availability of single-family housing and other forms of multifamily residential properties, such as manufactured housing communities, provide alternatives to residents and potential residents of apartment communities. The availability of such alternatives and competition generated thereby could increase in the future. These competitive factors could adversely affect the income generated by the Properties.

EXPANSION INTO NEW GEOGRAPHIC MARKETS

  The Company currently intends to seek to acquire properties in geographic markets other than those markets in which the Properties and the Acquisition Properties are located, including other states in the Northeast and Mid-Atlantic regions. Such regions may include markets in which the Company has little or no experience in the acquisition and management of multifamily or other properties. Any such new geographic market may be substantially dissimilar to the markets in which the Company currently owns and operates the Properties, and management of the Company may be unfamiliar with prevailing economic conditions, trends in the real estate market and other factors, which may adversely affect the Company's ability to acquire properties in such new geographic markets for competitive purchase prices and to manage such properties effectively and profitably thereafter. Payment of purchase prices for such properties in excess of their fair market value or Grove's inability to manage such properties so as to cause them to be profitable would have an adverse effect on the results of operations of the Company.

DEPENDENCE ON LIMITED GEOGRAPHIC AREA

  The Properties and the Acquisition Properties are located in Connecticut, Rhode Island and Massachusetts and consist principally of multifamily residential projects. Of the 2,763 units in the Company's portfolio, 2,241, or 81%, are located in Connecticut. The Company's cash flow, ability to make distributions to its shareholders and the value of the Common Shares are dependent upon general business and economic conditions, such as employment levels, average salaries, population and industrial growth and the demand for rental apartments, in Connecticut and in the individual markets in which the Properties are located. In recent years the values of residential rental properties in the Northeastern United States have fluctuated as a result of these and other factors. Changes in such factors in Grove's markets could have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITATION ON CONTROL OF PARTIALLY OWNED PROPERTIES

  Twelve of the Properties are not entirely owned by the Company, and the Company may hereafter acquire properties in which it will own less than the entire interest. To the extent that other persons continue to have a minority interest in such properties, the Company may have certain fiduciary responsibilities to such persons which it will need to consider when making decisions that affect those properties (including decisions regarding sale, refinancing and the timing and amount of distributions from such properties). Potential conflicts and other problems which could adversely affect the Company and its shareholders could arise as a consequence of these ownership arrangements.

REAL ESTATE FINANCING RISKS

  Debt Service Obligations. The Company will be subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest. If the Company or a partnership in which it invests were unable to meet its debt service obligations under its mortgage loans, the lender could foreclose on the relevant property, in which case the Company would lose the property and its associated investment and revenue stream. All indebtedness of the Company is secured by mortgages on certain of the Properties. The cross-collateralization of the mortgages on various of the Properties reduces flexibility in selling individual properties.

  Variable Rate Debt and Maturities. The Company's debt includes both fixed rate and variable rate debt with interest rates that adjust based upon prevailing market interest rates. A substantial portion of the Company's debt may bear interest at variable rates. Upon completion of the Offerings and the application of the net proceeds therefrom, the Company will have an aggregate of $29.5 million in term debt outstanding, with $25 million available, subject to certain limitations, for borrowing under the Credit Facility. The Company is negotiating to increase its available revolving credit to $50 million. The Credit Facility bears interest at variable rates. An increase in interest rates could have a material adverse effect on the Company's results of operations and on its ability to make distributions on the Common Shares. Pro forma debt outstanding would require principal repayments of $200,000, $200,000 and $2.1 million in 1998, 1999 and 2000, respectively, and $27 million is due thereafter. If principal payments due at maturity cannot be refinanced, extended or repaid with the proceeds of other capital raising transactions, the Company may not be able to pay distributions at expected levels and repay all such maturing debt. If the Company were unable to refinance its indebtedness on acceptable terms, or at all, the Company might be forced to dispose of one or more of the Properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the cash available for distribution.

  No Limitation on Debt. Grove has followed a practice of limiting its ratio of debt to total market capitalization (i.e., total debt of the Company as a percentage of total market capitalization, defined as the sum of the aggregate market value of the issued and outstanding Common Shares and Common Units exchangeable for Common Shares and the total debt of the Company) to less than 60%. The organizational documents of the Company, however, do not limit the amount or percentage of indebtedness that it may incur. Therefore, the Company may change this practice regarding indebtedness without the vote of the holders of Common Shares. If this practice is changed, the Company could become more highly leveraged, resulting in an increased risk of default on the obligations of the Company and an increase in debt service requirements which could adversely affect the Company's financial condition and results of operations and, consequently, the Company's ability to pay distributions on the Common Shares.

POTENTIAL CONFLICTS OF INTEREST

  The Executive Officers or entities affiliated with the Executive Officers have in the past been parties to transactions with Grove or its affiliates. Of the Company's 30 Properties, 29 Properties were acquired by the Company from entities affiliated with Executive Officers. The Company has recently commenced an exchange offer with an affiliate to purchase all of the partnership interests in two specialty retail properties that are well-located in the historic district of Edgartown (Martha's Vineyard), Massachusetts. The Company may in the future explore the possibility of purchasing other properties from its affiliates or affiliates of the Executive Officers. As a result, these persons may have interests that conflict with those of the other shareholders of the Company. In addition, there can be no assurance that the prices paid by Grove in connection with such transactions accurately reflected or will accurately reflect the fair market value of the subject properties. While the Company has entered into non-competition agreements with each of the Executive Officers and certain of their affiliates designed to minimize conflicts of interest, and the Company's Third Amended and Restated Declaration of Trust (the "Charter") includes a provision which requires the composition of the Board of Trust Managers (the "Board") at all times to consist of a majority of Independent Trust Managers (as defined in the Charter), there can be no assurance that the provisions of the non-competition agreements or the Charter will be successful in eliminating the impact of conflicts of interest between the Executive Officers and the Company. Accordingly, the interests of Grove's shareholders may not have been, and in the future may not be, reflected fully in all decisions made or actions taken or to be taken by certain officers of the Company. See "Certain Relationships and Transactions."

  In the Consolidation Transactions (defined below), certain affiliates of the Executive Officers entered into a Contribution Agreement (the "Contribution Agreement") with the Company and the Operating Partnership pursuant to which 20 Properties owned by such affiliates were contributed to the Operating Partnership in exchange for Common Units and cash. Because of substantial economic interests of the Executive Officers in entities which are parties to the Contribution Agreement, there is a potential for a conflict of interest with respect to the obligations of the Executive Officers as executive officers of the Company in enforcing the terms of the Contribution Agreement. The failure to enforce the material terms of the Contribution Agreement, particularly the indemnification provisions and the remedy provisions for breaches of representations and warranties, could result in losses to the Company and could adversely affect the cash available for distribution. See "Certain Relationships and Transactions."

  In addition, affiliates of the Executive Officers that have contributed properties to the Company in the past, may have unrealized gain in their interests in such properties. The sale of such properties by the Company could cause adverse tax consequences to such Executive Officers or affiliates. Although decisions regarding such dispositions must be made by the Board, a majority of which is composed of Independent Trust Managers, the interests of the Company and such Executive Officers and affiliates could be different in connection with the disposition of such properties.

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent on the efforts of all of the Executive Officers. While Grove believes that it could find replacements for these key personnel, the loss of their services could have a material adverse effect on the operations of the Company. Currently, Grove has no intention to secure key-man life insurance for the Executive Officers.

ADVERSE TAX CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

  The Company currently intends to continue operating so as to qualify as a REIT under the Internal Revenue Code. A REIT generally is not taxed at the corporate level on income it currently distributes to shareholders so long as it distributes at least 95% of its REIT taxable income annually. No assurance can be given that the Company will be able to operate in a manner so as to remain so qualified. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to continue to qualify as a REIT. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Internal

Revenue Code is greater in the case of a REIT that holds its assets through a partnership. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Grove is relying on the opinion of Cummings & Lockwood, counsel to the Company, to the effect that, based on various assumptions relating to the organization and operation of the Company and representations made by Grove as to certain factual matters, the Company's organization and method of operation meets, and will allow the Company to continue to meet, the requirements for qualification and taxation as a REIT. Such opinion, however, is not binding upon the Internal Revenue Service. See "Certain Federal Income Tax Considerations."

  If the Company fails to qualify as a REIT in any taxable year, the Company will not be allowed a deduction for distributions to shareholders in computing its taxable income and will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at the applicable corporate rate. In addition, unless it were entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This disqualification would reduce Grove's cash available for investment or distribution to shareholders because of the additional tax liability of the Company for the year or years involved. If the Company were to fail to qualify as a REIT, it no longer would be subject to the distribution requirements of the Internal Revenue Code, and, to the extent that distributions to shareholders would have been made in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its assets to pay the applicable corporate tax.

  Although the Company currently intends to operate in a manner designed to continue to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board, without the approval of the shareholders, to decide to revoke the REIT election.

REQUIRED DISTRIBUTIONS; POTENTIAL REQUIREMENTS TO BORROW

  To obtain the favorable tax treatment accorded to a REIT under the Internal Revenue Code, the Company generally is required each year to distribute to its shareholders at least 95% of its REIT taxable income. The Company will be subject to income tax on any undistributed REIT taxable income and net capital gain, and to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income plus 95% of its capital gain net income for the calendar year, plus 100% of its undistributed income from prior years.

  Grove intends to make distributions to its shareholders to comply with the distribution provisions of the Internal Revenue Code and to avoid income taxes and the nondeductible 4% excise tax. The Company's income will consist primarily of the Company's share of the income of the Operating Partnership, and the Company's cash flow will consist primarily of its share of distributions from the Operating Partnership. In turn, the Operating Partnership's income and cash flow will consist primarily of its share of the income and cash flow, respectively, of the properties it owns or controls. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income (of the Company or the Operating Partnership) and the effect of nondeductible capital expenditures, the creation of reserves or required debt amortization payments could require the Company to borrow funds through the Operating Partnership on a short-term or long-term basis to meet its distribution requirements even if management believes that the then-prevailing market conditions are not favorable for such borrowings or that such borrowings are not advisable in the absence of such tax considerations. If Grove is unable to obtain such borrowings, the Company could be disqualified from REIT treatment.

  Distributions by the Operating Partnership will be determined by the Company, as the sole general partner, through the Board, and will be dependent on a number of factors, including the amount of cash available for distribution, the Operating Partnership's financial condition and the financial condition of each property in which the Company holds an interest, any decision by the Board to reinvest rather than distribute funds, the capital expenditure requirements relating to the properties in which the Company holds an interest, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as the Board deems relevant. There is no assurance that the Company will be able to continue to satisfy the annual distribution requirement so as to qualify as a REIT.

  For federal income tax purposes, distributions paid to holders of Common Shares may consist of ordinary income, capital gains, nontaxable return of capital or a combination thereof. The Company will provide the holders of Common Shares with an annual statement indicating the tax character of the distributions.

LIMITS ON CHANGES IN CONTROL

  Certain provisions of the Charter and the Bylaws of the Company and of Maryland law (described below) may have the effect of (i) discouraging a change of control of the Company; (ii) deterring tender offers for Common Shares, which offers may be attractive to the Company's shareholders or (iii) limiting the opportunity for the Company's shareholders to receive a premium for the Common Shares that might otherwise exist if an investor attempted to assemble a block of Common Shares in excess of the Ownership Limit (as defined below) or the Constructive Ownership Limit (as defined below) or to effect a change of control of the Company.

  Ownership Limit and Constructive Ownership Limit. For the Company to maintain its qualification as a REIT, not more than 50% in value of the outstanding capital shares may be owned, actually or constructively under the applicable attribution rules of the Internal Revenue Code, by five or fewer individuals (including certain tax-exempt entities, other than, in general, qualified domestic pension funds) at any time during the last half of any taxable year of the Company (the "five or fewer" requirement). The Charter contains certain restrictions on the ownership and transfer of Common Shares and Preferred Shares (as defined below) (together, "Equity Shares"), described below, which are intended to prevent concentration of share ownership. These restrictions, however, may not ensure that the Company will be able to satisfy the "five or fewer" requirement in all cases. If the Company fails to satisfy such requirement, the Company's status as a REIT will terminate. See "-- Adverse Tax Consequences of Failure to Qualify as a REIT."

  The Charter does not permit any person to own more than 5.0% of the number of outstanding Equity Shares (subject to adjustment by the Board) (the "Ownership Limit") or to own constructively (within the meaning of the Internal Revenue Code) in excess of 9.8% of the number of outstanding Equity Shares (the "Constructive Ownership Limit") and no executive officer of the Company may, nor may the executive officers in the aggregate, own more than 20% of the outstanding Equity Shares (by number or value, whichever is the more restrictive) (the "Executive Officer Ownership Limit"), subject to certain exceptions. Each percentage is based on the value or the number of shares, whichever is more restrictive. In addition, no shareholder of the Company may sell, transfer, assign, devise or otherwise dispose of Equity Shares if such a disposition would result in (i) Equity Shares being owned by fewer than 100 shareholders; (ii) the Company's being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code or (iii) the Company's failing to qualify as a REIT.

  Under the Charter, any attempted transfer of shares by a person, or other change in the capital structure of the Company, which would violate one of the limitations described above, unless compliance with such limitations has been waived by the Board, will cause the shares in excess of such limits (the "Excess Shares") to be transferred automatically to a special trust for the benefit of a charitable beneficiary (a "Special Trust") or, if, for any reason, the transfer to a Special Trust is not automatically effective, the attempted transfer resulting in such violation will be deemed void ab initio. Upon any transfer that results in Excess Shares pursuant to the foregoing, such Excess Shares will be deemed to have been transferred to the trustee of a Special Trust and will be considered issued and outstanding shares. The trustee of the Special Trust will be entitled to voting, dividend and other distribution rights on such Excess Shares, and any dividend or other distribution paid prior to the discovery by the Company that the Common and/or Preferred Shares have been transferred so as to be deemed Excess Shares must be repaid to the trustee of the Special Trust upon demand. The Board may waive the

Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit with respect to a particular shareholder if it is satisfied, based on the receipt of certain representations and undertakings from the person seeking to own shares in excess of the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit, that such ownership in excess of the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit will not jeopardize the Company's status as a REIT. Subject to certain limitations, the Board may from time to time increase or decrease the Ownership Limit or the Constructive Ownership Limit.

  Preferred Shares. The Charter permits the Board to issue up to 1,000 preferred shares of beneficial interest, par value $0.01 per share ("Preferred Shares"), and to establish the preferences and rights (including the right to vote and the right to convert into Common Shares) of any such Preferred Shares issued. Thus, the Board could authorize the issuance of Preferred Shares with terms and conditions which could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Shares might receive a premium for their Common Shares over the then-prevailing market price of the Common Shares.

  Staggered Board. The Board has three classes of Trust Managers who serve for three-year terms, with the term of one class expiring in each year. A Trust Manager may be removed only for cause (as defined in the Charter) and only by the affirmative vote of the holders of at least two-thirds of the Common Shares then outstanding and entitled to vote.

  Maryland Business Combination Law. Under the Maryland General Corporation Law, as may be amended from time to time (the "MGCL"), certain "business combinations" (including certain issuances of equity securities) between a Maryland real estate investment trust such as the Company and any person who owns 10.0% or more of the voting power of the trust's shares (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such business combination must be approved by a super-majority vote unless, among other conditions, the holders of Common Shares receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares.

POSSIBLE ENVIRONMENTAL LIABILITIES

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be required to investigate and clean up hazardous or toxic substances or petroleum products released on, under, in or emitting from such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for an allocation of responsibility. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances or the failure to remediate the contamination properly on such property may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Moreover, certain loan documents provide for recourse liability in connection with the presence of hazardous or toxic materials. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. In connection with its ownership and operation of the Properties or any properties it acquires in the future, the Company is potentially liable for such costs.

  Federal legislation requires owners and landlords of residential housing constructed prior to 1978 to disclose to potential residents or purchasers of the properties any known lead-paint hazards and will impose treble damages for failure to give the required notice. The existence of lead-based paint in a property may result in lead poisoning in children residing therein if chips or particles of lead-based paint are ingested, and the Company may be held liable under state laws for any injuries caused by ingestion of lead-based paint by children living at the Apartment Communities or any apartment communities acquired by the Company in the future.

  All of the Properties were subject to Phase I (or an update of a prior Phase
I) or similar environmental assessments by independent environmental consultants. Phase I assessments are intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, a preliminary investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations.

  Certain environmental laws impose liability for release of asbestos-containing materials ("ACM's") into the air and third parties may seek recovery from owners or operators of real properties for personal injury suffered by reason of ACM's. Because of its ownership and operation of the Properties, the Company, the Operating Partnership and any partnership holding an interest in any of the Properties is potentially liable for such costs.

  Various environmental laws and regulations also control how certain activities can or must be conducted at the Properties. Such requirements govern maintenance activities, renovation projects and other worker operations involving asbestos or lead-based paint. They also may govern air emissions, wastewater discharges, waste management or similar activities related to operation of the Properties. No assurance can be given that the cost of complying with such requirements in connection with any of the Properties will not require any material expenditures by the Company in the future.

  Under various laws and regulations, owners and operators of underground and aboveground storage tanks containing petroleum are obligated to meet certain construction and operating standards. In addition, such tank owners and operators are responsible for remediating any contamination caused by petroleum released from such tanks. While currently available information does not indicate that the Company currently has any material liabilities related to such tanks, no assurance can be given that the Company will not be required to make such material expenditures in the future.

  Grove's environmental assessments of the Properties have not revealed any environmental liability that the Company believes would have a material adverse effect on its business, assets or results of operations taken as a whole, nor is the Company aware of any such material environmental liability. Nonetheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. No assurance can be given (i) that existing environmental studies for the Properties and the Acquisition Properties reveal all environmental liabilities; (ii) that any prior owner thereof or tenant therein or unrelated third party did not and will not in the future create any environmental condition with material adverse consequences to the Company;
(iii) that future laws or regulations or changes or new interpretations of existing laws or regulations will not require any material expenditures by, or create any environmental liabilities for, the Company in the future or (iv) that past, current or future operations or conditions associated with land or property in the vicinity of the Properties or the Acquisition Properties, such as the presence of leaking underground storage tanks, will not have a material adverse effect on the business, financial condition and results of operations of the Company.

SHARES AVAILABLE FOR FUTURE SALE

  Sales of substantial amounts of Common Shares, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Shares. Upon completion of the Offerings, the Company will have 8,453,829 Common Shares outstanding. Of these shares, 3,587,012 shares sold in the

Offerings will be freely tradable without restriction and 1,358,525 shares to be purchased by an "affiliate" (as defined in Rule 144 under the Securities
Act) in the Concurrent Offering may be sold subject to the volume, manner of sale and other restrictions of Rule 144. Of the remaining 3,953,829 shares, 3,430,017 shares are deemed "restricted shares" under Rule 144, as they were originally issued by the Company in private transactions in reliance upon exemptions under the Securities Act. The restricted shares may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including sales pursuant to Rule 144. Of the restricted shares, 874,462 shares are held by persons who may be "affiliates" of the Company, and thus may be sold only pursuant to Rule 144, and 2,555,555 shares are held by persons who are not affiliates. The restricted shares held by non-affiliates are registered for resale pursuant to a registration statement on Form S-3 filed by the Company (the "Shelf Registration Statement"). The 96,684 shares held by Executive Officers and
Trust Managers of the Company and     of the shares covered by the Shelf
Registration Statement are subject to lock-up agreements that prohibit their resale for a period of 180 days from the date of this Prospectus without the prior consent of Smith Barney Inc. The Company intends to exercise its right
to suspend sales of the remaining     shares under the Shelf Registration
Statement for a period of 90 days from the date of this Prospectus. After the expiration of such periods, these shares may be freely sold, subject to the volume limitations and other provisions of Rule 144 with respect to the shares held by the Trust Managers, the Executive Officers and other affiliates of the Company.

  The Operating Partnership, in connection with the Consolidation Transactions, issued to persons other than the Company an aggregate of 2,114,439 Common Units. The Company has subsequently issued an aggregate of 748,515 Common Units in acquisitions of other Properties. Common Units may be redeemed for cash based on their fair market value or, at the Company's option, for Common Shares on a one-for-one basis. In certain circumstances, the Company may not be able to exercise its option to satisfy such redemption rights with Common Shares because of tax or securities law limitations. An exercise of redemption rights in such circumstances could adversely affect the Operating Partnership's liquidity because it would then be required to satisfy such rights with cash. The Contribution Agreement (as defined under "-- Potential Conflicts of Interest") prohibits the redemption of Common Units for a period of one year after the closing in March 1997 of the acquisition transactions in which the Operating Partnership issued Common Units and the private placement by the Company of Common Shares (collectively, the "Consolidation Transactions"). The Company granted certain registration rights to the holders of the Common Units. Thus, an aggregate of 2,114,439 shares may be sold in the public market after March 14, 1998, assuming the immediate redemption of all Common Units for Common Shares at such time and concurrent exercise of such registration rights. In addition, an aggregate of 1,115,368 shares have been reserved for issuance pursuant to the 1994 Plan, the 1996 Plan and other outstanding options and warrants.

  No prediction can be made as to the effect, if any, that future sales of Common Shares, including the Common Shares offered hereby, or the availability of such shares for future sale will have on the market price of the Common Shares.

  The Board has the authority, without shareholder approval, to issue additional Common Shares and other Equity Shares, or to cause the Operating Partnership to issue additional Common Units or other classes of units of interest in the Operating Partnership in any manner it deems appropriate, including in exchange for property. Shareholders of the Company (other than MSAM and the Oregon Retirement Fund who have certain preemptive rights which will expire upon completion of the Offerings) will have no preemptive right to purchase shares or units issued in any such offerings, and any such offerings might cause a dilution of the shareholders' investment in the Company.

CHANGES IN INVESTMENT AND FINANCING PRACTICES WITHOUT SHAREHOLDER APPROVAL

  The Board will determine the Company's investment and financing practices, its growth strategy and its debt, capitalization, distribution and operating practices. Although the Board has no present intention to revise or amend these strategies and practices, the Board may do so at any time without a vote of the Company's shareholders. Accordingly, the Company's shareholders will have no control over changes in strategies and practices of the Company, and such changes may not serve the interests of all the Company's shareholders and could adversely affect the Company's financial condition or results of operations.

  Risks Involved in Acquisitions Through Partnerships. The Company has and may in the future invest in apartment properties through partnerships instead of purchasing apartment properties directly or through wholly-owned subsidiaries. Partnerships may, under certain circumstances, involve risks not otherwise present in a direct acquisition of properties. These include the risks that the Company's partner: (i) might become bankrupt; (ii) might at any time have economic or business interests or goals which are inconsistent with the business interests or goals of the Company or (iii) might be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company's practices or objectives. There is no limitation in the Charter as to the amount of investment the Company may make in partnerships.

  Risks Involved in Investments in Securities Related to Real Estate. The Company has and may in the future pursue its investment objectives through the ownership of securities or partnership interests of entities engaged in the ownership of real estate. Ownership of such securities or partnership interests may not entitle the Company to control the ownership, operation or management of the underlying real estate. In addition, the Company may have no ability to control the distributions with respect to such securities, which may adversely affect the Company's ability to make distributions on the Common Shares. Furthermore, if the Company desires to control an issuer of securities or partnership interests, it may be prevented from doing so by the limitations on percentage ownership and gross income tests which must be satisfied by the Company in order for the Company to qualify as a REIT. The Company intends to operate its business in a manner that will not require the Company to register under the Investment Company Act of 1940 and the Company's shareholders will therefore not have the protection of that Act.

  The Company may also invest in mortgages or mortgage-related securities and may do so as a strategy for ultimately acquiring the underlying property. In general, investments in mortgages include the risk that borrowers may not be able to make debt service payments or pay principal when due, the risk that the value of the mortgaged property may be less than the principal amount of the mortgage note securing such property and the risk that interest rates payable on the mortgages may be lower than the Company's cost of funds to acquire these mortgages. In any of these events, cash available for distributions and the Company's ability to make distributions on the Common Shares could be adversely affected.

SHARE PRICE VOLATILITY

  The price of the Common Shares may be subject to wide fluctuations in response to quarterly variations in operating results or announcement of acquisitions. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which could adversely affect the market price of the Common Shares. Further, the daily trading volumes of REIT's in general and the Company's shares in particular may be lower than the trading volumes of certain other industries. As a result, investors in the Company who desire to liquidate substantial holdings at a particular time may find that they are unable to dispose of their shares in the market without causing a substantial decline in the market value of such shares. See "Price Range of Common Shares and Dividends."

UNINSURED LOSS

  The Company carries comprehensive liability, fire, flood (where required) and extended coverage and rental loss insurance on all of the Properties with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of losses which may be either uninsurable or not economically insurable, such as those resulting from earthquakes, volcanoes, floods, tidal waves, explosion of water pipes, nuclear hazards, wars, civil disturbances and environmental matters. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose both its investment in and anticipated profits and cash flow from a property while it would continue to be obligated on any mortgage indebtedness or other financial obligations on such property. Any such loss would adversely affect the Company and its financial condition and results of operations. Moreover, as the general partner of the Operating Partnership, the Company generally will be liable for any of the Operating Partnership's unsatisfied obligations other than non-recourse obligations. Similarly, as the general partner of other partnerships which hold certain of the Properties, the Company generally will be liable for any unsatisfied obligations of such partnerships other than non-recourse obligations.

OFFER AND SALE OF UNREGISTERED SECURITIES

  The Company offered and sold 3,333,333 Common Shares and the Operating Partnership issued 2,114,439 Common Units in the Consolidation Transactions. Upon consummation of acquisition transactions which occurred after the Consolidation Transactions, the Operating Partnership issued an additional 748,515 Common Units. The offer and sale of such Common Shares and such Common Units was not registered under the Securities Act in reliance upon the exemption from registration under Section 4(2) of the Securities Act. If it were to be determined that the offer and sale of the Common Shares and Common Units issued in the Consolidation Transactions should have been registered under the Securities Act, the holders of such Common Shares and Common Units could be given the right under federal securities laws to rescind their investment, or to pursue other claims against the Company which could adversely affect the financial condition of the Company or its ability to make expected distributions to its shareholders. Although the Company does not believe it will have any material liability for failure to register the Common Shares and Common Units issued in connection with the Consolidation Transactions under the Securities Act and has received an opinion of Cummings & Lockwood to this effect, there can be no assurance in this regard.

                                  THE COMPANY

OVERVIEW

  The Company is a self-managed and self-administered REIT that is engaged in the acquisition, repositioning, management and operation of mid-priced multifamily properties in the Northeastern United States. The Company is a fully integrated real estate organization with in-house acquisition, repositioning and renovation, financing, marketing, leasing and property management expertise. Grove believes that its regional focus, experience in acquiring and renovating under-managed apartment communities, reputation for quality and experienced management team provide it with a strong competitive position in the highly fragmented Northeastern apartment market.

  Grove currently owns interests in and operates 29 multifamily properties containing a total of 2,763 units in Connecticut, Massachusetts and Rhode Island and one community shopping center in Massachusetts containing approximately 79,000 rentable square feet. Of the Apartment Communities, approximately 81%, 14% and 5% of the units are located in Connecticut, Massachusetts and Rhode Island, respectively. For the six months ended June 30, 1997, the Apartment Communities had an average economic occupancy rate of approximately 96.4% and an average monthly rental rate of approximately $697 per unit. The Apartment Communities are mid-priced apartment properties consisting primarily of two and three-story buildings in landscaped settings. The Apartment Communities are well located within their markets and appeal to middle income residents who are generally "renters by necessity." Twenty of the Apartment Communities, representing approximately 79% of the total number of units in the Company's portfolio, have undergone extensive renovation within the last seven years.

  The Company believes that the "same community" comparison data shown below for the 23 Apartment Communities owned by Grove or its predecessors since the beginning of 1995 reflect the strength of Grove's management team and the general economic recovery that has taken place in the Company's markets over the last twelve months.

                                           YEAR ENDED     SIX MONTHS ENDED
                                          DECEMBER 31,        JUNE 30,
                                          --------------  ------------------
                                           1995    1996     1996      1997
                                          ------  ------  --------  --------
   Average Monthly Rental Rate Per Unit
    (1).................................. $  680  $  696  $    691  $    711
   Average Economic Occupancy Rate (2)...   95.7%   96.4%     96.2%     96.6%
   Net Operating Income (3).............. $9,125  $9,294  $  4,395  $  4,863

--------
(1) Average monthly rental rate is derived by dividing gross potential rental income by the total number of leasable units.
(2) Average economic occupancy rate is derived by dividing actual collected rental income by gross potential rental income. Gross potential rental income includes vacancy losses and bad debt, but does not include model expenses or employee concessions or discounts.
(3) Excludes intercompany management fees.

  Grove's predecessors commenced operations in 1980. The Company completed its initial public offering in 1994 with the acquisition of three apartment properties. At that time, affiliates of Grove owned additional apartment properties and other real estate assets outside of the REIT and conducted management and acquisition activities through entities that were also owned outside of the REIT. In 1996, management began to undertake a number of strategic initiatives intended to maximize shareholder value. In March 1997, the Company completed the following: (i) the creation of an UPREIT structure by forming the Operating Partnership to facilitate the consolidating transactions described below and to provide potential sellers with a mechanism to defer their tax liability; (ii) the acquisition through the Operating Partnership of 20 properties owned by affiliates of Grove; (iii) the acquisition of the property management assets and related liabilities of GPS, the entity that managed the properties owned by Grove as well as the 20 properties owned by affiliates of Grove; (iv) a $30 million private placement (3,333,333 shares at $9.00 per share) of equity securities to investors that included, among others, four investment funds managed by MSAM and the Oregon Retirement Fund and (v) the closing of a $25 million Credit Facility and a $15 million term loan facility. See "Certain Relationships and Transactions--The Consolidation Transactions."

  The Company is led by an experienced management team, whose five senior executives have an average of approximately 16 years real estate experience in the multifamily sector and an average of approximately 14 years experience with the Company or its predecessors. In the aggregate, since 1980, Grove's senior management team has been responsible for the acquisition of approximately 45 apartment properties containing a total of approximately 4,500 units and the management of approximately 55 apartment properties containing a total of approximately 5,250 units within the Northeastern United States. Upon completion of the Offerings, Grove will own approximately 74% of the Common Units in the Operating Partnership, and the Executive Officers and the Trust Managers of Grove will own, directly or indirectly, in the aggregate, approximately 10.0% of the equity of the Company through ownership of Common Units and Common Shares.

BUSINESS OBJECTIVES AND GROWTH STRATEGIES

  Grove's primary business objectives are to increase the value of the Company's portfolio of properties and to maximize shareholder value by maintaining long-term growth in cash available for distribution to its shareholders. The Company intends to accomplish these objectives by (i) actively acquiring and, where appropriate, repositioning and renovating under-managed multifamily properties at significant discounts to replacement costs and at returns that enhance shareholder value; (ii) aggressively managing its portfolio to increase revenues and reduce operating costs; (iii) maintaining a conservative ratio of debt to total market capitalization and (iv) consistently providing quality service and a desirable living environment to all of its residents. Grove is currently negotiating to increase the borrowing capacity under its Credit Facility from $25 million to approximately $50 million to continue to fund its growth.

  Acquisitions. The Company's primary growth strategy is to acquire under-managed, mid-priced apartment properties in the Northeastern United States. Grove believes that opportunities for acquisitions in the Northeastern United States are particularly attractive at this time because the region is generally characterized by: (i) limited new construction due to significant barriers to entry resulting from high construction costs, limited land availability, strict zoning laws and extended permitting processes; (ii) a limited number of publicly traded companies focusing on the acquisition of under-managed, mid-priced multifamily communities; (iii) highly fragmented markets with many small-to-medium sized companies that own older apartment properties in which the owners are looking to sell with minimal tax impact and
(iv) many older apartment properties where maintenance and improvements have been deferred and where the Company believes selective capital improvements and professional management may create opportunities for increased rents. Although the Company's principal focus is the acquisition of under-managed apartment communities, it will continue to examine select mixed-use and specialty retail properties that meet the Company's return requirements.

  The Company intends to continue its acquisition efforts in existing and new markets in the Northeastern United States and may eventually expand its acquisition activity into the Mid-Atlantic United States as appropriate opportunities arise. The Company defines the Northeastern United States as Connecticut, Massachusetts, Rhode Island, New York, Pennsylvania, New Jersey, New Hampshire, Vermont and Maine and the Mid-Atlantic United States as Delaware, Maryland, Virginia and Washington, D.C.

  When evaluating potential acquisitions, the Company considers: (i) the demographic characteristics and resident profile of the neighborhood; (ii) the age and quality of the property; (iii) the current and projected cash flow of the property and the ability to increase cash flow through return-oriented capital improvements; (iv) the potential for capital appreciation of the property; (v) the terms of leases, including the potential for rent increases;
(vi) the potential for economic growth and the tax and regulatory environment of the community in which the property is located; (vii) the occupancy of and demand for properties of a similar type in the market and (viii) competition from existing properties and the potential for the construction of new properties in the area. The

Company intends to continue to acquire multifamily properties with physical and market characteristics similar to the Apartment Communities.

  The Company believes that an important strategic focus for growth is the acquisition of under-managed apartment portfolios that are owned and operated by private individuals with little or no tax basis remaining in the properties in such portfolios. The Company believes that its status as a publicly traded REIT conducting business through the Operating Partnership enhances its ability to acquire properties by providing sellers a means to defer federal income taxes on gain through the use of Common Units as consideration for such acquisitions. Grove believes that there are a significant number of potential sellers in the Northeastern United States seeking to sell on a tax deferred basis. Several owners of apartment portfolios have contacted senior management and expressed an interest in selling their portfolios in return for Common Units. Through their extensive experience and involvement in the Northeastern market, the Executive Officers have developed relationships with a diverse network of potentially motivated sellers of multifamily properties.

  Grove currently classifies itself as an opportunistic buyer that falls between the large commodity buyers, who make money on economies of scale, and the smaller buyers, who are constrained by their limited access to capital. The Company's acquisitions of Apartment Communities have ranged from approximately $4 million to $15 million and typically range in size from 75 to 300 units. The Company believes this is a unique market niche that offers significant upside potential because it is not currently targeted by most institutional or publicly traded buyers in the Northeastern United States.

  Repositioning and Renovation. The Company believes that it can continue to increase shareholder value through repositioning and renovating newly acquired properties as well as existing properties in its portfolio. When pursuing an acquisition, members of the Company's in-house acquisition, development and property management teams work closely together in underwriting the transaction and evaluating potential renovation and repositioning strategies and budgets. The officers of Grove have extensive experience in the renovation and repositioning of multifamily properties. The Company and the prior affiliated owners of the Apartment Communities have completed extensive renovations to a majority of the Apartment Communities. Of the existing 29 Apartment Communities, 20 Apartment Communities, representing approximately 79% of the apartment units in the Company's portfolio, have undergone extensive renovation within the last seven years, including 14 Apartment Communities, representing approximately 60% of the apartment units in the Company's portfolio, that have undergone extensive renovation within the last five years. Additionally, the Company continually reviews its portfolio to determine where opportunities exist to make incremental capital improvements that meet its targeted return on cost. Typical renovations include replacing carpets, appliances, kitchen cabinets, counter tops, bathroom fixtures and vanities as well as upgrading landscaping, adding fitness centers and community rooms, adding additional apartment units, repaving existing parking spaces and adding additional parking spaces.

  The Company engages in two types of repositioning and renovation projects. One type of repositioning and renovation project includes those undertaken at stabilized properties in its existing portfolio. When evaluating a capital improvement project on a stabilized property, the Company typically sets an initial return on cost target of approximately 15%.

  The second type of repositioning and renovation project includes those undertaken in connection with acquisitions. In evaluating these types of projects, the Company not only sets initial return targets but also return targets over a period of several years. Set forth below is certain return on cost and other information regarding the six most recent repositioning and renovation projects related to acquisitions that were stabilized for the six months ended June 30, 1997.

                                                   1995                                1996
                                    ----------------------------------  ----------------------------------
                                                             ANNUAL                              ANNUAL
                                      AVERAGE       NET     RETURN ON     AVERAGE       NET     RETURN ON
                        ACQUISITION  CAPITALIZED OPERATING CAPITALIZED   CAPITALIZED OPERATING CAPITALIZED
    PROPERTY              DATE(1)     COST(2)    INCOME(3)   COST(4)      COST(2)    INCOME(3)   COST(4)
    --------            ----------- ------------ --------- -----------  ------------ --------- -----------
Longmeadow Shops          Feb-94    $ 5,821,668  $ 706,527    12.1%     $ 5,984,879  $ 898,332    15.0%
River's Bend              May-94     12,186,607  1,249,428    10.3%      13,131,989  1,283,473     9.8%
Summit & Birch Hill(6)    Feb-95      8,121,587    783,262     9.6%(4)    8,375,179    830,693     9.9%
Four Winds                Oct-95            --         --      --         6,330,568    580,503     9.2%
Burgundy Studios          Nov-95            --         --      --         1,998,763    252,796    12.6%
Sandalwood(7)             Dec-95            --         --      --               --         --      --
                          SIX MONTHS ENDED JUNE 30, 1997
                        ----------------------------------
                                                SIX MONTH
                          AVERAGE       NET     RETURN ON
                         CAPITALIZED OPERATING CAPITALIZED
    PROPERTY              COST(2)    INCOME(3) COST(4)(5)
    --------            ------------ --------- -----------
Longmeadow Shops        $ 6,008,305  $427,048      7.1%
River's Bend             13,509,527   712,391      5.2%
Summit & Birch Hill(6)    8,496,366   435,630      5.1%
Four Winds                6,295,849   346,729      5.5%
Burgundy Studios          2,074,371   138,365      6.7%
Sandalwood(7)               661,237    52,527      7.9%

-------
(1) Represents the date the Property was acquired by the Company's predecessors.
(2) Average capitalized cost represents the average capitalized cost for the specified period incurred in connection with the initial acquisition and subsequent capital improvements.
(3) Net operating income is derived by subtracting total operating expenses for the specified period for the Property, including an intercompany management fee of approximately 5%, from total revenue for the specified period.
(4) Annual return on capitalized cost is derived by dividing net operating income for the specified period by average capitalized cost for the specified period.
(5) These returns represent the results of six months of operations. Typically the Apartment Communities generate more net operating income in the last half of the year than the first half due to seasonality.
(6) Summit & Birch Hill were purchased in February 1995, and, therefore, the annual return on capitalized cost is presented for approximately a 10 month period.
(7) Sandalwood was not available for rent until September 1996. The property was not leaseable at acquisition and required complete renovation and repositioning.

 Aggressive Management. The Company is led by an experienced management team, whose five senior executives have an average of approximately 16 years real estate experience in the multifamily sector and an average of approximately 14 years experience with the Company or its predecessors. The Company aggressively manages its portfolio with the goal of increasing revenues and reducing operating costs. Grove believes that proactive marketing of the Apartment Communities is key to increasing revenues. Accordingly, the Company markets the Apartment Communities on a continual basis, instead of waiting for vacancies to occur. The Company uses a variety of marketing alternatives to promote its portfolio, including newspaper advertising, resident referrals, apartment guides, the Internet, point-of-purchase materials and well-maintained properties. In addition, on-site property management staff monitor the success of Grove's marketing programs by preparing marketing reports that track each Apartment Community's occupancy, lease expiration, prospective resident traffic, unit availability, renewal rates, rental rates and resident profile information.

  In addition to seeking to increase revenues, the Company focuses on reducing operating costs by minimizing resident turnover, controlling expenses, providing regular preventative maintenance, making periodic renovations, utilizing effective management systems and motivating the Company's employees. Historically, costs associated with resident turnover have caused the biggest increase in Grove's operating costs. In order to reduce these costs, the Company focuses on limiting turnover by providing high quality customer service throughout the lease term as well as renewal incentives. The Company also takes advantage of economies of scale by utilizing a limited number of outside suppliers and contractors who grant the Company volume-based discounts. Grove also encourages price competition among such suppliers and contractors. The Company believes that its seasonal preventative maintenance programs and periodic renovations of Apartment Communities lower operating costs over the life of the Apartment Communities and may increase the long-term value of its portfolio. Grove's management systems also allow the Company to control operating costs further. Each Community's information systems provide on-site management, regional property managers and accounting personnel with information on vacancies, collections, leasing and budget compliance. By constantly monitoring this information, the Company can ensure that operating costs are minimized and budgeted targets are met or exceeded. Additionally, Grove encourages employees to control operating costs closely by maintaining a bonus program under which employees can earn bonuses of up to an additional 25% of their monthly base salaries based upon their respective Apartment Community's out-performing profitability goals.

  Conservative Debt Ratio. Grove believes in maintaining a conservative ratio of debt to total market capitalization and, accordingly, has maintained a ratio of debt to total market capitalization of less than 60%. The organizational documents of the Company, however, do not limit the amount or percentage of indebtedness that it may incur. As of June 30, 1997, giving effect to the acquisition of all properties or interests therein acquired since June 30, 1997, the Acquisition Properties and the closing of the Offerings, the debt to total market capitalization of the Company was approximately 17.8%.

  Quality Service. The Company believes that providing quality service and a desirable living environment to all residents is critical to realizing its business objectives. As such, the focus of Grove's on-site management program is to provide prompt, courteous and responsive service to all of its residents. The Company concentrates on hiring employees who understand the importance of customer service. In order to monitor and continuously improve its on-site performance, Grove uses various resident surveys, including soliciting service satisfaction responses for maintenance services, conducting periodic resident surveys and interviewing departing residents. At certain Apartment Communities, the Company provides amenities, such as clubhouses, tennis courts, basketball courts, swimming pools and fitness centers, to further enhance resident satisfaction.

THE OPERATING PARTNERSHIP

  The Operating Partnership was formed to act as the vehicle for the consolidation of the Properties and the acquisition of future properties. Grove is the sole general partner of the Operating Partnership and thereby controls the Operating Partnership. Grove is the sole general partner of each of the Subsidiary Partnerships. Using the Operating Partnership, the Company is able to acquire properties in exchange for Common Units, which represent limited partnership interests in the Operating Partnership. The recipients of Common Units are restricted from transferring such Common Units for a period of one year from the acquisition date. The Common Units are redeemable after such time for cash (based on the fair market value of an equivalent number of Common Shares at the time of such redemption) or, at the Company's option, for Common Shares of the Company on a one-for-one basis, subject to certain anti-dilution adjustments and exceptions. With the Operating Partnership, the Company is able to offer attractive purchase terms to owners of properties who have little or no tax basis remaining in such properties. In many cases, the tax liability incurred by such owners upon a transfer of such properties would be prohibitive if the purchase price were paid in cash. By utilizing the Operating Partnership structure, the Company can make payment in Common Units, thereby deferring all or a portion of an owner's federal income tax liability. Upon completion of the Offerings, Grove will own approximately 74% of the total partnership interests in the Operating Partnership, consisting of Grove's ownership of 8,453,829 Common Units.

                            THE CONCURRENT OFFERING

  The Company is hereby offering MSAM and the Oregon Retirement Fund the opportunity to purchase an aggregate of up to 1,358,525 Common Shares in the Concurrent Offering at the price to the public. The Concurrent Offering is required to be made pursuant to previously existing preemptive rights held by MSAM and the Oregon Retirement Fund. The Company believes that any purchase of Common Shares by MSAM and the Oregon Retirement Fund will be for investment purposes and not with a view to distributing such shares to the public. No assurance can be given that any shares will be purchased in the Concurrent Offering. Any shares not purchased in the Concurrent Offering will be added to the shares offered by the Underwriters in the Offering.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering (after estimated underwriting discounts and commissions and estimated expenses of the Offering) are expected to be approximately $34 million (approximately $41.5 million if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $11.875 per share (the closing price of the Common Shares on October 16, 1997). The net proceeds to the Company from the Concurrent Offering, if consummated, are expected to be approximately $15.8 million.

  The Company will contribute all of the net proceeds of the Offerings to the Operating Partnership in exchange for a number of Common Units equal to the number of Common Shares issued in the Offerings. Such proceeds will be used:
(i) to repay $37 million of mortgage and credit facility indebtedness secured by certain of the Properties, bearing interest at rates ranging from 7.5% to 1.2% above LIBOR (6.9% as of June 30, 1997), with maturity dates from 1998 to 2000; (ii) to repay approximately $8 million of indebtedness to be incurred in connection with the purchase of the Acquisition Properties, bearing interest at 1.2% above LIBOR (6.9% as of June 30, 1997) and maturing in 2000 and (iii) for working capital and other general purposes. The Company regularly evaluates acquisition opportunities consistent with its business objectives and growth strategies. The Company may use the proceeds of the Offerings or amounts available under its Credit Facility for additional acquisitions.

  Pending the uses described above, the net proceeds will be invested in interest bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to continue to qualify for taxation as a REIT.

                              DISTRIBUTION POLICY

  Grove has made a quarterly distribution to its holders of Common Shares in each quarter since the closing of its initial public offering in 1994. Distributions for the year ended December 31, 1995 totaled $475,125, representing 90.3% of CAD. Distributions for the year ended December 31, 1996 totaled $481,688, representing 86.5% of CAD. Distributions for the six months ended June 30, 1997 totaled $843,874, representing 66.3% of CAD.

  Following the Offering, the Company intends to increase its regular annual
distributions to $   per Common Share. The Company expects to set a record
date for the payment of a dividend of $    per share to holders of Common
Shares at the close of business on the business day immediately prior to the closing of the Offering with respect to the period commencing October 1, 1997 and ending on such record date. The Company then expects to set a record date
for the payment of a dividend of $    per share to holders of Common Shares on
December 31, 1997 with respect to the period commencing on the closing date of the Offerings and ending December 31, 1997. The Company's determination to increase distributions as described above was based on its expectations with respect to pro forma REIT taxable income following the Offerings and is intended to ensure its continuing ability to qualify for REIT status. In particular, the Company is seeking to ensure its continued compliance with the requirement that it distribute at least 95% of its REIT taxable income annually. Although the Company intends to maintain the stated distribution rate, future distributions will be made at the discretion of the Board.

  The Company's ability to make distributions to its shareholders is dependent upon its receipt of distributions from the Operating Partnership. Grove intends to cause the Operating Partnership to distribute to its partners sufficient amounts to permit the Company to make regular quarterly distributions to its shareholders. The Operating Partnership's primary source of revenue consists of income from the Properties. The actual return that the Company will realize will be affected by a number of factors, including the revenue received from the Properties, the distributions and other payments received from the Subsidiary Partnerships, the operating expenses of the Company and the Operating Partnership, the interest expense incurred on their respective borrowings, the ability of tenants to meet their obligations, general leasing activity and unanticipated capital expenditures.

  The Board may vary the percentage of CAD which is distributed if the actual results of operations, economic conditions or other factors differ from the assumptions used in the Company's estimates. Common Units and Common Shares will receive equal distributions. Under the federal income tax provisions affecting REIT's, to obtain the favorable tax treatment accorded to a REIT under the Internal Revenue Code, the Company is required each year to distribute to its shareholders at least 95% of its REIT taxable income. Moreover, the Company is required each year to distribute to its shareholders at least 85% of its ordinary income and 95% of any capital gain income as dividends to avoid certain excise taxes applicable to REIT's. Under certain circumstances, the Company may be required to make distributions in excess of its CAD in order to meet such distribution requirements. In such event, the Company would seek to borrow the amount of deficiency or to sell assets to obtain the cash necessary to make distributions to retain its qualification as a REIT for federal income tax purposes.

  The future payment of dividends by the Company will be at the discretion of the Board and will depend on numerous factors, including the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as the Board deems relevant.

                  PRICE RANGE OF COMMON SHARES AND DIVIDENDS

  The Common Shares are listed on the Emerging Company Marketplace of the AMEX under the symbol "GVE.EC." Application has been made to list the Common Shares on the AMEX (Regular List) under the symbol "GVE." On October 16, 1997, there were approximately 123 holders of record of the Common Shares. On October 16, 1997, the last reported sale price of the Common Shares on the AMEX was $11.875. The following table sets forth for the periods indicated the high and low sale prices as reported on the AMEX and the dividends declared and paid by the Company on each Common Share for each such period. All prices and dividends have been adjusted to reflect the share split and share dividend paid by the Company in March 1997.

                                                                  DIVIDEND PER
                                                   HIGH     LOW   COMMON SHARE
                                                  ------- ------- ------------
   1995 QUARTER ENDING
   -------------------
   March 31, 1995................................ $ 7.514 $ 6.561   $0.1884
   June 30, 1995.................................   7.619   6.984    0.1926
   September 30, 1995............................   7.302   6.138    0.1926
   December 31, 1995.............................   7.566   6.138    0.1926
   1996 QUARTER ENDING
   -------------------
   March 31, 1996................................ $ 8.572 $ 7.090   $0.1926
   June 30, 1996.................................   8.466   7.619    0.1947
   September 30, 1996............................   8.043   7.514    0.1947
   December 31, 1996.............................   8.148   6.773    0.1947
   1997 QUARTER ENDING(1)
   ----------------------
   March 31, 1997................................ $10.371 $ 7.719   $0.1558(2)
   June 30, 1997.................................  11.250   9.625    0.1890(3)
   September 30, 1997............................  12.375  10.625    0.1575
   December 31, 1997 (through October 16,
    1997)........................................  12.000  11.750       --

--------
(1) In connection with the Consolidation Transactions, the Company changed its distribution practice. The Company concluded that its decision to reduce its annual distribution per Common Share from $.78 to $.63, thereby increasing the amount of cash available to the Company for reinvestment, would increase the interest of institutional and other investors in owning Common Shares. The Company emphasized in its announcement that the decision was made for the foregoing reason and not in response to any adverse occurrence with respect to the business or operations of the Company.
(2) Represents the dividend declared and paid for the period beginning on January 1, 1997 and ending on March 14, 1997, the date of the consummation of the Consolidation Transactions.
(3) Represents the dividend declared and paid for the period beginning on March 15, 1997 and ending June 30, 1997.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997 on an historical basis, on a pro forma basis giving effect to the acquisition of all properties or interests therein acquired since June 30, 1997 and the Acquisition Properties, and on a pro forma basis as adjusted to give effect to the completion of the Offerings (at an assumed public offering price of $11.875 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds." The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Company and notes thereto included or incorporated by reference in this Prospectus.

                                                       JUNE 30, 1997
                                               --------------------------------
                                                                     PRO FORMA
                                                ACTUAL   PRO FORMA  AS ADJUSTED
                                               --------  ---------  -----------
                                                   (DOLLARS IN THOUSANDS)
   Debt:
     Mortgage notes payable..................  $ 44,028  $ 53,800    $ 29,950
     Borrowings under Revolving Credit Facil-
      ity....................................     1,825    20,675         --
                                               --------  --------    --------
   Total debt................................    45,853    74,475      29,950
   Minority interests in consolidated
    partnerships.............................     6,395     1,495       1,495
   Minority interest in the Operating
    Partnership..............................    17,488    22,415      25,450
   Shareholders' Equity:
     Preferred Shares, $.01 par value, 1,000
      shares authorized, none issued or
      outstanding............................       --        --          --
     Common Shares, $.01 par value,
      13,999,000 shares authorized, 620,102
      shares (historical and pro forma) and
      8,453,829 shares (pro forma as
      adjusted) issued and outstanding(1)....        40        40          85
   Additional paid-in capital................    25,466    25,466      72,193
   Distributions in excess of earnings.......      (666)     (666)       (666)
                                               --------  --------    --------
   Total shareholders' equity................    24,840    24,840      71,612
                                               --------  --------    --------
       Total capitalization..................  $ 94,576  $123,225    $128,507
                                               ========  ========    ========

--------
(1) Excludes 2,862,954 (actual) and 3,003,906 (pro forma and pro forma as adjusted) Common Shares issuable on redemption of Common Units, 117,726 and 900,000 Common Shares reserved for issuance under the 1994 Plan and the 1996 Plan, respectively, 50,000 Common Shares reserved for issuance upon exercise of an option granted to a consultant to the Company and 47,248 Common Shares reserved for issuance upon exercise of a warrant held by Barclay Investments, Inc., the underwriter for the Company's initial public offering in 1994.

                        SELECTED FINANCIAL INFORMATION

  The following table sets forth selected financial and operating data on an historical and pro forma basis for the Company and on a combined historical basis for GPS and the Property Partnerships (defined in the Company's financial statements as those partnerships that were parties to the Consolidated Transactions). The following information should be read in conjunction with all of the financial statements and notes thereto included or incorporated by reference in this Prospectus. The historical operating information of the Company and GPS and the Property Partnerships for the years ended December 31, 1996 and 1995 has been derived from the historical combined financial statements audited by Ernst & Young LLP, independent auditors, whose reports with respect thereto are included elsewhere in this Prospectus. The operating information for the six months ended June 30, 1997 and 1996 has been derived from the unaudited financial statements of the Company also included elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the six months ended June 30, 1997 and 1996 are not necessarily indicative of the results to be obtained for the full fiscal year.

  The unaudited pro forma information assumes that the Consolidation Transactions, the Offerings, and the acquisition of certain properties acquired or contracted to be acquired after March 1997 all occurred on January 1, 1996 with respect to operating data. With respect to the balance sheet data, to the extent not already consummated by June 30, 1997, the unaudited pro forma information assumes that these transactions occurred on June 30, 1997. In management's opinion, all adjustments necessary to present fairly the effects of these transactions have been made. The unaudited pro forma information is not necessarily indicative of what the actual results of operations or financial condition would have been for the periods or at the dates indicated, nor does it purport to represent the Company's future financial condition or results of operations as of any future date or for any future periods.

                                                                GPS AND PROPERTY
                                                                  PARTNERSHIPS
                                 COMPANY HISTORICAL                HISTORICAL              COMPANY PRO FORMA
                          ------------------------------------  ------------------  ---------------------------------
                            YEARS ENDED     SIX MONTHS ENDED       YEARS ENDED       YEAR ENDED   SIX MONTHS ENDED
                           DECEMBER 31,         JUNE 30,          DECEMBER 31,      DECEMBER 31,      JUNE 30,
                          ----------------  ------------------  ------------------  ------------ --------------------
                           1996     1995      1997      1996      1996      1995        1996       1997       1996
                          -------  -------  ---------  -------  --------  --------  ------------ ---------  ---------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING INFORMATION:
Revenues:
 Rental income..........  $ 2,046  $ 1,287  $   5,438  $ 1,001  $ 12,906  $ 11,965   $  23,531   $  12,349  $  11,563
 Property management....      --       --         218      --        777       815         381         210        190
 Interest and other.....       36       30        128       20     1,138     1,103         553         391        233
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
  Total revenues........    2,082    1,317      5,784    1,021    14,821    13,883      24,465      12,950     11,986
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
Expenses:
 Related party
  management fees.......      109       67         22       53       --        --          --          --         --
 Real estate taxes......      208      148        542      102     1,299     1,234       2,590       1,278      1,255
 Other property
  operating.............      656      406      1,964      346     5,705     5,276       8,929       4,931      4,632
 General and
  administrative........       67       56        347       40       279       261         949         475        474
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
  Total operating
   expenses.............    1,040      677      2,875      541     7,283     6,771      12,468       6,684      6,361
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
Net operating income....    1,042      640      2,909      480     7,538     7,112      11,997       6,266      5,625
Interest expense........      394       85        777      189     3,856     3,829       2,274       1,081      1,110
Depreciation and
 amortization...........      387      217      1,155      198     3,055     3,140       5,305       2,640      2,572
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
Income before items
 shown below............      261      338        977       93       627       143       4,418       2,545      1,943
Minority interests in
 consolidated
 partnerships...........      --       --          49      --        --        --          --           26        --
Minority interest in
 Operating Partnership..      --       --         314      --        --        --        1,158         660        509
Extraordinary gain on
 debt restructuring.....      --       --         --       --        --      2,186         --          --         --
                          -------  -------  ---------  -------  --------  --------   ---------   ---------  ---------
Net income..............  $   261  $   338  $     614  $    93  $    627  $  2,329   $   3,260   $   1,859  $   1,434
                          =======  =======  =========  =======  ========  ========   =========   =========  =========
Net income per common
 share..................  $  0.42  $  0.55  $    0.24  $  0.15       --        --    $    0.39   $    0.22  $    0.17
Weighted average number
 of common shares
 outstanding............  620,102  620,102  2,627,601  620,102       --        --    8,453,829   8,453,829  8,453,829
OTHER INFORMATION:
Funds from
 Operations(1)..........  $   595  $   517  $   1,271  $   269  $    --   $    --    $           $          $
Cash flow from:(2)
 Operating activities...  $   781  $   585  $     626  $   309  $  3,232  $  3,317         --          --         --
 Investment activities..  $  (303) $   (99) $  (1,011) $   (49) $ (1,144) $ (3,419)        --          --         --
Number of Apartment
 Communities (end of
 period)................        4        3         27        4        20        20          31          31         31
Number of apartment
 units (end of period)..      257      165      2,348      257     1,514     1,514       2,763       2,763      2,763
Average monthly rental
 rate per unit..........                                                             $     676   $     694        673
Average economic
 occupancy rate.........                                                                  95.6%       96.5%      95.8%
Number of Retail
 Properties.............      --       --           1      --          1         1           3           3          3
BALANCE SHEET
 INFORMATION:
Real estate, before
 accumulated
 depreciation...........  $ 9,798  $ 5,393  $ 121,003  $ 9,721  $ 77,833  $ 76,835         --    $ 150,130        --
Total assets............    9,521    5,241     98,424    9,583    59,866    61,678         --      131,955        --
Total mortgage and
 revolving credit
 facility debt..........    5,669    1,190     45,853    5,681    48,643    46,786         --       29,550        --
Minority interests......      --       --      23,883      --        --        --          --       26,945        --
Shareholders'/Owners'
 equity.................    3,483    3,703     24,840    3,918     7,795    12,259         --       71,612        --

--------
(1) Management generally considers FFO to be a useful measure of the operating performance of an equity REIT because, together with net income and cash flow, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flow from operations as defined by GAAP and does not necessarily indicate that cash flow will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flow as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all of the Company's cash needs, including principal amortization, capital improvements and distributions to shareholders. FFO also does not represent cash flow generated from operating, investing or financing activities as defined by GAAP. Further, FFO as disclosed by other REIT's may not be comparable to the Company's calculation of FFO. The Company uses the NAREIT definition of FFO. FFO is calculated as net income adjusted for depreciation expense attributable to real property, amortization expense attributable to capitalized leasing costs, tenant allowances and improvements, gain on sales of real estate investments and extraordinary and nonrecurring items.
(2) Pro forma information relating to cash flow from operating and investing activities has not been included because the Company believes that the information would not be meaningful due to the number of assumptions required in order to calculate this information.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion should be read in conjunction with "Selected Financial Information" and the financial statements (including the notes thereto) appearing elsewhere in this Prospectus or incorporated by reference herein.

OVERVIEW

  The Company is a self-managed and self-administered equity REIT that is engaged in the acquisition, repositioning, management and operation of mid-priced multifamily communities in the Northeastern United States. Grove currently owns interests in and operates 29 Apartment Communities and one Retail Property. Grove's predecessors commenced operations in 1980, and the Company completed its initial public offering in 1994.

  Based on the Properties which were acquired at various times since the formation of the Company, there are distinct phases in its financial history. From its initial public offering in 1994 through the end of 1995, the Company owned three Properties (Barons, Hamden Center and Dogwood Hills) (collectively, the "Original Properties"). In January 1996, the Company acquired Cambridge Estates. In March 1997, the Company completed the Consolidation Transactions in which it acquired 20 Properties and GPS (collectively, the "Consolidation Properties"). In June 1997, the Company acquired three additional Properties (Four Winds, Brooksyde and River's Bend) (collectively, the "June Acquisition Properties"). In July 1997, the Company acquired Greenfield Village, and in September 1997, the Company acquired two additional Properties (Glastonbury and Summit & Birch Hill). The Company has agreements to acquire the two Retail Acquisition Properties (Wharf Building and Corner Block) from an affiliate of the Company and to acquire the Apartment Acquisition Property (High Meadow) from a non-affiliate. As a result of these transactions, the financial statements included herein include various Properties at various times and for various periods.

  The Company receives income primarily from rental revenue from the Properties and, to a lesser extent, from the management of certain properties owned substantially by affiliates of the Company. The Company expects that revenue growth will come from additional property acquisitions and from increases in rents in its current portfolio.

RESULTS OF OPERATIONS

  Due to the significance of the transactions completed since the end of 1996, the Company believes that comparing pro forma results for the six months ended June 30, 1997 against pro forma results for the comparable period in 1996 as if all Properties and Acquisition Properties were owned by the Company since January 1, 1996 is most meaningful for a complete understanding of the Company's results of operations. The unaudited pro forma information presented below includes all adjustments necessary in management's opinion to present fairly the effects of these transactions and is not necessarily indicative of what the Company's actual results of operations or financial condition would have been for the periods or at the dates indicated, nor does it purport to represent the Company's financial condition or results of operations as of any future date or for any future period.

  Pro forma six months ended June 30, 1997 compared to pro forma six months ended June 30, 1996

  Rental income for the Properties and the Acquisition Properties increased $786,000 from $11,563,000 to $12,349,000 for the six months ended June 30,
1997, as compared to the corresponding period in 1996. Approximately $107,000 of such increase was due to the operations of Sandalwood. In December 1995, the predecessor acquired Sandalwood, which was redeveloped during 1996. Construction was completed in October 1996, and the property was not stabilized until January 1997. Approximately $163,000 of the increase is due to increases in rental rates at Four Winds which resulted primarily from a repositioning project in which the Company converted from electric to gas heating systems. By making this conversion, the Company was able to include heat in rents and thereby increase monthly rental rates. The average monthly rental rates for the Apartment Communities and the Apartment Acquisition Community increased to $694 per unit for the six months ended June 30, 1997 from $673 for the same period in 1996. The average economic occupancy rate for the Apartment Communities and the Apartment Acquisition Community increased to 96.5% for the six months ended June 30, 1997 from 95.7% for the same period in 1996. The average annual rental rate per square foot for the Retail Property and the Retail Acquisition Properties increased to $15.92 for the six months ended June 30, 1997 from $14.26 for the same period in 1996 because of new tenants and scheduled rent increases.

  Property management revenue increased $20,000 from $190,000 to $210,000 for the six months ended June 30, 1997 as compared to the corresponding period in 1996. The increase is due primarily to the increase in rental income on which management fees are based.

  Interest and other income increased $158,000 from $233,000 to $391,000 for the six months ended June 30, 1997 as compared to the corresponding period in 1996. The increase in interest and other income is due in part to a $50,000 increase in interest income resulting from higher cash balances during the period and a $32,000 reimbursement received during 1997.

  Other property and operating expenses increased $299,000 from $4,632,000 to $4,931,000 for the six months ended June 30, 1997 as compared to the corresponding period in 1996. The increase was due in part to the Company's incurring additional operating costs of approximately $70,000 in connection with the conversion from electric to gas heating systems at Four Winds and due to other miscellaneous increases in operating expenses. As a percentage of rental and property management revenue, other property operating expenses were 39.3% for the six months ended June 30, 1997 as compared to 39.4% for the six months ended June 30, 1996.

  Real estate taxes increased $23,000 from $1,255,000 to $1,278,000 for the six months ended June 30, 1997 as compared to the corresponding period in 1996. The increase is due to the normal increases in property tax rates from 1996 to 1997.

  Interest expense decreased $29,000 to $1,081,000 from $1,110,000 for the six months ended June 30, 1997 as compared to the corresponding period in 1996 due to lower interest rates.

  Net income increased $425,000 from $1,434,000 to $1,859,000 for the six months ended June 30, 1997, as compared to the corresponding period in 1996. The increase was due primarily to an increase in rental income of $786,000, an increase in interest and other income of $158,000 and a decrease in interest expense of $29,000, offset in part by an increase in other property and operating of $299,000, an increase in real estate taxes of $23,000 and an increase in depreciation and amortization expense of $68,000.

  Historical six months ended June 30, 1997 compared to historical six months ended June 30, 1996.

  Total revenues increased $4,763,000 from $1,021,000 to $5,784,000 during the six months ended June 30, 1997, as compared to the corresponding period in 1996. Approximately $4,480,000 of the increase is due to the operations of the Consolidation Properties and the June Acquisition Properties. Additionally, $218,000 of the increase is related to property management revenues which represent fees earned on management services provided to properties owned by affiliated entities. Such revenue is derived from management contracts acquired in conjunction with the Consolidation Transactions; therefore, there was no comparable revenue during the corresponding period in 1996. The remainder of the increase in total revenues is attributable to the increases in rental rates, offset by slight decreases in occupancy experienced at the Original Properties and Cambridge Estates, discussed below.

  The Original Properties and Cambridge Estates (acquired in January 1996) experienced increases in rental rates in the six months ended June 30, 1997, which were slightly offset by decreases in occupancy, having the net effect of increasing revenues. The average monthly rental rates for the Original Properties and Cambridge Estates increased to $709 per unit for the six months ended June 30, 1997 from $687 for the six months ended June 30, 1996. Average physical occupancy for the Original Properties and Cambridge Estates decreased to 97.6% for the six months ended June 30, 1997 from 97.9% for the corresponding period in

1996. Average physical occupancy for the Original Properties and Cambridge Estates decreased to 97.5% at June 30, 1997 from 98.2% at June 30, 1996. At June 30, 1997, the weighted average physical occupancy for the Original Properties, Cambridge Estates, the Consolidation Properties and the June Acquisition Properties was 97.3%.

  Property operating and maintenance expenses increased $1,618,000 from $346,000 to $1,964,000 during the six months ended June 30, 1997, as compared to the corresponding period in 1996. The increase is primarily due to the operations of the Consolidation Properties and the June Acquisition Properties.

  Real estate taxes increased $440,000 from $102,000 to $542,000 during the six months ended June 30, 1997, as compared to the corresponding period in 1996. The increase results primarily from the acquisition of the Consolidation Properties and the June Acquisition Properties. Also related party management fees decreased $31,000 from $53,000 to $22,000. This decrease is due to the Company's acquisition of GPS in the Consolidation Transactions, resulting in the elimination of all such expenses in consolidation.

  General and administrative expenses increased $307,000 from $40,000 to $347,000 during the six months ended June 30, 1997, as compared to the corresponding period in 1996. This increase is primarily due to the increased costs associated with the change in size and structure of the Company.

  Interest expense increased $588,000 from $189,000 to $777,000 during the six months ended June 30, 1997, as compared to the corresponding period in 1996. The increase is primarily due to the $39.3 million mortgage debt assumed and/or refinanced as part of the acquisitions of the Consolidation Properties and the June Acquisition Properties.

  Depreciation and amortization increased $957,000 from $198,000 to $1,155,000 during the six months ended June 30, 1997, as compared to the corresponding period in 1996. This increase results from approximately $966,000 attributable to the acquisitions of the Consolidation Properties and the June Acquisition Properties.

  The Company's net income increased $521,000 from $93,000 to $614,000 during the six months ended June 30, 1997, as compared to the corresponding period in 1996. Approximately $59,000 of this increase resulted from the net effect of decreased expenses and increased rental rates at the Original Properties and Cambridge Estates. The remaining increase is due to the operations of the Consolidation Properties and the June Acquisition Properties.

  Historical year ended December 31, 1996 compared to historical year ended December 1995.

  Rental and other income increased $765,000 from $1,317,000 to $2,082,000 for the years ended December 31, 1995 and 1996, respectively. Approximately $733,000 of such increase was due to the operations of Cambridge Estates, and the remainder is attributable to the Original Properties. The Original Properties experienced a small decrease in occupancy offset by increases in rental rates, which resulted in increased revenues. The average monthly rental rate increased to $693 per unit for the year ended December 31, 1996 from $677 for the year ended December 31, 1995. Average physical occupancy decreased to 97.6% for the year ended December 31, 1996 from 97.8% for the year ended December 31, 1995. Physical occupancy at December 31, 1996 for the Original Properties and Cambridge Estates was 97.4%.

  Property operations and maintenance expenses increased $250,000 from $406,000 for the year ended December 31, 1995 to $656,000 for the year ended December 31, 1996. Approximately $233,000 of the increase was due to the operations of Cambridge Estates. Additionally, the Original Properties experienced an increase in operating and maintenance expenses due primarily to the harsh winter experienced in the New England area in 1996 compared to the more mild winter experienced in 1995.

  General and administrative expenses increased $60,000 from $148,000 to $208,000 for the years ended December 31, 1995 and 1996, respectively. Related party management fees increased $42,000 from $67,000 to $109,000 for the years ended December 31, 1995 and 1996, respectively. These increases were due primarily to the acquisition of Cambridge Estates.

  Interest expense increased $309,000 from $85,000 to $394,000 for the years ended December 31, 1995 and 1996, respectively. This increase was due to the $4,500,000 mortgage note payable used to finance the acquisition of Cambridge Estates. Depreciation and amortization increased $170,000, primarily as a result of the acquisition of Cambridge Estates.

  The Company's net income decreased $77,000 from $338,000 to $261,000 for the years ended December 31, 1995 and 1996, respectively. Approximately $54,000 of the decrease was due to a loss experienced by Cambridge Estates, primarily due to depreciation and amortization associated with Cambridge Estates. The decrease in net income for the Original Properties of approximately $23,000 was due to an increase in property operating and maintenance expenses as discussed above.

CONSOLIDATION PROPERTIES

  The following is a discussion of the results of the combined operations of the Consolidation Properties for the years ended December 31, 1995 and December 31, 1996. The Consolidation Properties were acquired by the Company on March 14, 1997 in connection with the Consolidation Transactions.

  Historical year ended December 31, 1996 compared to historical year ended December 31, 1995.

  The Consolidation Properties included two properties acquired by affiliates in 1995, Burgundy Studios (102 apartments) acquired in September 1995 and Sandalwood (39 apartments) acquired in December 1995. Sandalwood was redeveloped during 1996. Construction was completed in October 1996. The total apartment units included in the Consolidation Properties were 1,495 at December 31, 1996 compared to 1,456 at December 31, 1995.

  Rental income for the Consolidation Properties increased $941,000 to $12,906,000 in 1996 from $11,965,000 in 1995. The increase was due to the increase in total apartment units discussed above, together with increases in rental rates. The average rental rates for the apartments in the Consolidation Properties increased to $693 per unit for the year ended December 31, 1996 from $677 for the year ended December 31, 1995. Average physical occupancy for the apartments in the Consolidation Properties decreased to 95.7% for the year ended December 31, 1996 from 95.8% for the year ended December 31, 1995. The average physical occupancy of the commercial properties increased to 97.9% for the year ended December 31, 1996 from 90.9% for the year ended December 31, 1995. The average rent per square foot for the commercial properties increased to $12.00 for the year ended December 31, 1996 from $9.84 for the year ended December 31, 1995.

  Property management revenue for GPS decreased $38,000 to $777,000 in 1996, from $815,000 in 1995.

  Interest and other income for the Consolidation Properties increased $35,000 to $1,138,000 in 1996 from $1,103,000 in 1995 primarily due to an increase in sales of condominiums at the Avonplace.

  Other property operating expenses for the Consolidation Properties increased $294,000 to $3,212,000 in 1996 from $2,918,000 in 1995. The increase is due primarily to the additional expenses of Burgundy and Sandalwood. As a percentage of rental revenue, other property operating expenses were 24.9% for 1996, compared to 34.4% for 1995.

  Real estate taxes for the properties increased $65,000 to $1,299,000 in 1996 from $1,234,000 in 1995, due primarily to an increase in the number of properties included in the Consolidation Properties for 1996.

  Interest expense for the Consolidation Properties increased $27,000 to $3,856,000 in 1996 from $3,829,000 in 1995. The increase was primarily due to the increased debt levels related to the acquisitions and refinancings of certain of the properties during 1996, offset by lower interest rates during 1996.

  Income before extraordinary items for the Consolidation Properties increased $484,000 to $627,000 for the year ended December 31, 1996 from $143,000 for the year ended December 31, 1995. Net income decreased $1,702,000 to $627,000 for the year ended December 31, 1996 from $2,329,000 for the year ended December 31, 1995. These variations were due primarily to an increase in rental income of $941,000, a decrease in depreciation and amortization of $85,000, offset in part by an increase in other property operating expenses of $294,000, an increase in payroll of $135,000, an increase in general and administrative of $18,000, an increase in real estate taxed of $65,000, an increase in interest expense of $27,000 and a decrease in extraordinary item-gain on restructuring of debt of $2,186,000. The extraordinary item represents gains on restructuring of debt on various mortgages due to banks.

LIQUIDITY AND CAPITAL RESOURCES

  Cash and cash equivalents on a pro forma basis totaled $6,166,000 as of June 30, 1997. The Company's pro forma ratio of debt to total market capitalization as of June 30, 1997 was 17.8%, based on a total market capitalization of $165,560,000 (consisting of 3,003,906 Common Units and 8,453,829 Common Shares valued at $11.875 per share/unit plus term debt of $29,500,000). On an historical basis, cash and cash equivalents totaled $1,762,000 as of June 30, 1997. The Company's ratio of debt, including the Credit Facility, to total market capitalization on June 30, 1997 was 39.9% based on total market capitalization of $114,793,000, based on 2,534,622 Common Units and 3,953,829 Common Shares outstanding valued at $10.625 per share/unit plus term debt of $45,853,000, including the Credit Facility.

  Cash provided by operating activities was $626,000 for the six months ended June 30, 1997. Cash used in investing activities was $1,011,000 for the six months ended June 30, 1997. Net cash provided by financing activities was $1,766,000 for the six months ended June 30, 1997.

  On June 18, 1997, the Company declared a "long" period dividend of $0.189 per share for the period from March 14, 1997 to June 30, 1997. The dividend was paid on July 16, 1997 to shareholders of record on June 30, 1997. On March 10, 1997, the Company declared a "short" period dividend of $0.184 per share for the period from January 1, 1997 to March 13, 1997, which was paid on March 28, 1997 to shareholders of record on March 10, 1997. The dividends declared during the period of $0.373 per share resulted in a 66.4% payout of FFO for the six months ended June 30, 1997.

  The Operating Partnership declared a distribution of $0.189 per Common Unit for all unit holders for the period March 14, 1997 to June 30, 1997. The distribution amount was prorated for unit holders who were not unit holders for the entire period of March 14, 1997 to June 30, 1997. The distribution was paid on July 26, 1997.

  The Company intends to meet its short-term liquidity requirements through cash flow provided by operations. The Company considers its ability to generate cash to be adequate and expects it to continue to be adequate to meet operating requirements and pay shareholder dividends in accordance with REIT requirements. The Company may use other sources of capital to finance additional acquisitions including, but not limited to, the selling of additional equity interest in the Company, non-distributed FFO, the issuance of debt securities, funds from the Credit Facility, and exchanging Common Shares or Common Units for properties or interests in properties.

  The Company regularly evaluates properties for possible acquisition or disposition. Individual properties may be acquired through direct purchase of the property or through the purchase of the entity owning such property and may be made for cash or securities of the Company or the Operating Partnership. In connection with any acquisition, the Company may incur additional indebtedness. The Company is currently negotiating to increase its borrowing capacity under its revolving credit facility from $25 million to $50 million. If the Company acquires or disposes of any property, such acquisition or disposition could have a significant effect on the Company's financial condition, results of operations or cash flow.

FUNDS FROM OPERATIONS

  Industry analysts generally consider FFO an appropriate measure of performance of an equity REIT. FFO is defined as income before gains (losses) on investments and extraordinary items (computed in accordance with GAAP) plus real estate depreciation, less preferred dividends and after adjustment for significant non-recurring items, if any. This definition conforms to the recommendations set forth in a White Paper adopted by NAREIT in early 1995. The Company believes that in order to facilitate a clear understanding of its operating results, FFO should be examined in conjunction with the net income as presented in the financial statements and information included elsewhere in this Prospectus. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indication of the Company's performance or as an alternative to cash flow as a measure of liquidity.

  FFO increased $     from $     for the six months ended June 30, 1996 to
$     for the six months ended June 30, 1997 on a pro forma basis.

  FFO increased $1,002,000 from $269,000 for the six months ended June 30, 1996 to $1,271,000 for the six months ended June 30, 1997 on an historical basis. Dividends declared for the six months ended June 30, 1997 were $844,000, representing 66.4% of FFO. Dividends declared for the six months ended June 30, 1996 were $240,000, representing 89.6% of FFO. FFO per share was $0.48 and $0.43 for the six months ended June 30, 1997 and 1996, respectively.

  FFO increased $78,000 from $517,000 for the year ended December 31, 1995 to $595,000 for the year ended December 31, 1996. Dividends declared for the year ended December 31, 1996 was $481,000, representing 80.8% of FFO. Dividends declared for the year ended December 31, 1995 was $475,000, representing 91.9% of FFO. FFO per share was $0.96 and $0.83 for the year ended December 31, 1996 and 1995, respectively.

SEASONALITY

  Historically, net income from the Properties has been lower in the first and second quarters than in the remainder of the year due to higher utility charges, snow removal and other weather related expenses in these quarters and an historical increase in rental revenues in the second half of the year.

INFLATION

  Substantially all of the leases at the properties are for a term of one year or less, which may enable the Company to seek increased rents upon renewal or reletting. Such short-term leases generally lessen the risk to the Company of the potential adverse effects of inflation.

                            BUSINESS AND PROPERTIES

MULTIFAMILY MARKET OVERVIEW

  All of the Properties are located in the New England region of the United States and the Company intends to continue to focus its acquisition efforts in existing and new markets in the Northeastern United States. The Company defines the Northeastern United States as Connecticut, Massachusetts, Rhode Island, New York, Pennsylvania, New Jersey, New Hampshire, Vermont and Maine and New England as Connecticut, Massachusetts, Rhode Island, New Hampshire, Vermont and Maine. According to the U.S. Census Bureau reports, in 1996 the Northeastern United States represented approximately 19.4% of total United States population, of which approximately 37.7% lived in rental housing. The Company believes that the limited supply of newly constructed multifamily properties, coupled with stable or increasing demand fundamentals, may create opportunities for increased rents in the Northeastern market.

  Supply of New Multifamily Units. Relatively few new multifamily units have been built in the Northeast since 1990. The lack of newly constructed multifamily properties is illustrated by the table below, which shows the number of building permits that have been issued since 1986. For the period from 1991 through 1996, permits were issued to build 81,861 multifamily units in the Northeast, representing approximately 64.3% fewer than the 229,201 units permitted in the period from 1986 through 1991. Further, a disproportionate number of building permits included in the data for the Northeast region is attributable to New York State, where none of the Properties is located. For the period from 1991 through 1996, permits were issued to build 50,085 multifamily units in the Northeast region excluding New York, representing approximately 70.7% fewer than the 170,896 units permitted in the period from 1986 through 1991. The decline in permit issuances has been even more dramatic in New England, where all of the Properties are located. For the period from 1991 through 1996, permits were issued to build 17,272 multifamily units in New England, representing approximately 80.1% fewer than the 87,737 units permitted in the period from 1986 through 1991. In 1996, permits were issued to build 20,150 multifamily units in the Northeast, of which permits to build 10,420, or approximately 52.0%, were issued in New York and 3,389, or approximately 16.8%, were issued in New England.


                                     [GRAPH]

                          Multifamily Permit Activity
                                   1986-1997

                      Northeast    Northeast w/o NY  New England

1986                   57,074            45,128       26,285
1987                   56,581            42,997       24,496
1988                   47,239            35,768       18,730
1989                   35,885            24,587       10,324
1990                   20,635            14,175        5,365
1991                   11,787             8,241        2,537
1992                   10,667             7,037        2,288
1993                   13,304             9,188        3,174
1994                   12,463             7,190        2,866
1995                   13,486             8,695        3,018
1996                   20,154             9,734        3,389

Source: M/PF Research Analysis of U.S. Bureau of the Census (5+ Units)

  The Company believes that the reduced building permit issuance in the Northeastern United States since the early 1990's has translated into limited new construction starts. The chart below shows the number of new construction starts in the Northeast as well as Northeast construction starts as a percentage of total United States construction starts for the period from 1986 to 1996.


                                    [GRAPH]


                  Multifamily Housing Starts in the Northeast
                                  1986-1996

            Number of Starts            Percent of United States

1986               59,000                      10.9%
1987               59,000                      14.4%
1988               48,000                      13.8%
1989               41,000                      12.9%
1990               23,000                       8.6%
1991                8,000                       5.8%
1992               11,000                       7.9%
1993                7,000                       5.3%
1994               15,000                       6.7%
1995               15,000                       6.1%
1996               16,000                       5.9%

Source: M/PF Research analysis of U.S. Bureau of the Census (5+ Units)

  The Company believes that the limited number of permits issued and new construction starts in the 1990's resulted from several factors, including high construction costs, limited land availability, strict zoning laws and extended permitting processes. Given that these barriers to entry continue to exist, the Company believes that the supply of newly constructed units in the Northeast should remain relatively constant for the next several years.

  Age of Existing Rental Stock. In addition to constrained supply, the inventory of existing multifamily stock in the Northeast is significantly older than the national average. As the following graph illustrates, approximately 13.1% of multifamily units in the Northeast have been built since 1980, compared with approximately 33.2% for the United States as a whole.



                                    [GRAPH]


                       Age of Multifamily Housing Stock
                         Percent Built from 1980-1996

                             United States  33.2%
                             Northeast      13.1%

Source: M/PF Research Analysis of U.S. Bureau of the Census (5+ Units)

  Furthermore, as the following graph illustrates, the vast majority of multifamily units in the Northeast were built before 1970, with significantly fewer units built in each four-year period thereafter.


                                    [GRAPH]


               Age of Multifamily Housing Stock in the Northeast
                                Pre 1970-1997*


                              Pre 1970      68.0%
                              1970-1974     14.1%
                              1975-1979      4.8%
                              1980-1984      4.1%
                              1985-1989      6.0%
                              1990-1994      2.0%
                              1995-1997      1.0%

* Total housing stock is estimated by M/PF Research to be 4,549,291 units as of December 31, 1997.

Source: M/PF Research Analysis of U.S. Bureau of the Census (5+ Units)


  The age of multifamily housing stock in the Northeast, coupled with the low levels of new construction, is beneficial to Grove's growth prospects. The Company believes that maintenance and improvements have been deferred at many of these older properties. Accordingly, the Company believes the predominance of older, under-managed properties in the Northeast creates numerous acquisition, renovation and repositioning opportunities.

  Demand Growth. The Company believes that the demand for multifamily units in the Northeast region is partially attributable to certain macroeconomic factors, including job and population growth. The graph below shows the increase in the number of jobs in the Northeast as the region recovered from an economic downturn in the early 1990's.


                                    [GRAPH]

                        Number of Jobs in the Northeast
                                   1990-1996


                                        Average Employment

                          1990            23,377,158
                          1991            22,511,183
                          1992            22,256,033
                          1993            22,416,717
                          1994            22,763,825
                          1995            23,051,683
                          1996            23,301,358

Source: M/PF Research analysis of U.S. Bureau of the Census

  According to The Rosen Consulting Group ("Rosen"), a doubling in employment growth rates is expected to occur for 1995 through 1997 in the major markets that it follows in the Northeast, including Boston, Hartford, Stamford, Northern New Jersey, New York City, Philadelphia, Pittsburgh and Rochester. Rosen's projections for 1997 show 244,800 additional jobs being created in these markets, in addition to the 175,900 additional jobs created in 1996.

  The Company believes that demand continues to increase due, in part, to population growth. The total population in the Northeast has increased each year since 1990, as illustrated by the following graph.


                                    [GRAPH]

                             Northeast Population
                                   1990-1996


                            1990        50,857,291
                            1991        50,954,026
                            1992        51,097,031
                            1993        51,292,552
                            1994        51,426,298
                            1995        51,505,491
                            1996        51,580,085

Source: M/PF Research analysis of U.S. Bureau of the Census

  A further factor potentially influencing future demand for multifamily properties is the relatively high cost of home ownership in many markets in the Northeast. According to a report by the National Association of Realtors ranking home prices in 135 U.S. metropolitan markets for the second quarter of 1997, five of the ten most expensive home ownership markets were in the Northeast. The Company believes that the relatively high cost of ownership in the area will continue in the future. In addition, the upfront expenses associated with home ownership, including initial down payments and closing costs, make home ownership unobtainable for a large percentage of the population.

  Occupancy and Rental Rates. The previously discussed factors, which have affected the Northeast region's supply and demand fundamentals, have translated into strengthening occupancy and rental rate statistics. Greater demand for apartments has caused an increase in occupancy and resulted in overall occupancy rates that exceed the national average. In 1996, the average occupancy rate for all apartments in the Northeast increased to 96.5% or approximately 3.2 percentage points over 1995. This increase caused the average occupancy rate for the Northeast to exceed the average occupancy rate for the United States by approximately 2.1 percentage points in 1996. The Company believes this above average occupancy rate has contributed to increased rental rates in the Northeast.

  The occupancy rates for the Northeast region for the years 1993 through 1996 are shown in the graph below.


                                    [GRAPH]


                           Apartment Occupancy Rate
                                   1993-1996

                                           US       Northeast

                    1993                  93.8%       92.5%
                    1994                  94.2%       93.5%
                    1995                  93.9%       93.3%
                    1996                  94.4%       96.5%


Source: M/PF Research analysis of U.S. Bureau of the Census

  The average rental rates for the Northeast region for the years 1993 through 1996 are shown in the graph below.


                                    [GRAPH]


                         Average Rental Rate Per Unit
                                   1993-1996

                                            US       Northeast

                   1993                    $615       $748
                   1994                    $666       $741
                   1995                    $679       $743
                   1996                    $711       $770

Source: M/PF Research analysis of U.S. Bureau of the Census

  Public Ownership Opportunities. The Company believes that in addition to the strong supply and demand fundamentals in the Northeastern market, its ability to execute its business objectives and growth strategies is further supported by the limited number of publicly traded companies focusing on multifamily properties in the Northeast. As the following graph illustrates, REIT ownership of apartment units in the Northeast is nominal at 0.42% of total units in the Northeast, as compared to 3.18% REIT ownership of apartment units in the entire United States. The Company believes that this low level of REIT ownership in the Northeast will contribute to its ability to execute its acquisition strategy.


                                    [GRAPH]


             Percentage of Apartment Units Owned by Public REIT's
                              As of June 30, 1997

                             United States  3.18%
                             Northeast      0.42%

Source: Rosen Consulting Group


THE APARTMENT COMMUNITIES

  The Company currently owns interests in and operates 29 Apartment Communities containing a total of 2,763 units. The Apartment Communities are mid-priced apartment properties that consist primarily of two- and three-story buildings in landscaped settings. The Apartment Communities are well located within their markets and appeal to middle income residents who are generally "renters by necessity." The Apartment Communities are located in the following states:

                                      NUMBER OF                    PERCENTAGE
                                      APARTMENT     NUMBER OF       OF TOTAL
   STATE                             COMMUNITIES APARTMENT UNITS APARTMENT UNITS
   -----                             ----------- --------------- ---------------
   Connecticut......................      23          2,241             81%
   Massachusetts....................       4            398             14%
   Rhode Island.....................       2            124              5%
                                         ---          -----            ---
     Total..........................      29          2,763            100%
                                         ===          =====            ===

  Of the existing Apartment Communities, 20 Apartment Communities, representing approximately 79% of the apartment units in the Company's portfolio, have undergone extensive renovation within the last seven years, including 14 Apartment Communities, representing approximately 60% of the apartment units in the Company's portfolio, that have undergone extensive renovation within the last five years. The Company continually reviews its portfolio to determine where opportunities exist to make incremental capital improvements that meet its targeted return on cost.

  Of the 29 Apartment Communities, 11 have 100 units or more, with the largest having 349 units and the smallest having 28 units. The average size of the Apartment Communities is approximately 95 units. Of the 2,763 units in the Apartment Communities, 183 units or approximately 6.6% are studios, 993 units or approximately

35.9% are one bedrooms, 1,577 units or approximately 57.1% are two bedrooms and 10 units or approximately 0.4% are three bedrooms. The Apartment Communities contain an aggregate of approximately 2.6 million rentable square feet with an average unit size of approximately 989 square feet. For the six months ended June 30, 1997, the Apartment Communities had an average economic occupancy rate of approximately 96.4% and an average monthly rental rate of approximately $697 per unit.

  The Company has entered into a contract to acquire a 100-unit multifamily apartment community in Ellington, Connecticut for an aggregate purchase price of $4.2 million (including estimated closing costs). The property was constructed in 1975. The Company expects to invest approximately $250,000 in capital improvements to such property over a period of three years. The Company believes that the purchase price represents a discount of approximately 30% to 40% of replacement cost.

  The following tables present information concerning the features and amenities of the Apartment Communities and the Acquisition Apartment Community.

                              COMMUNITY FEATURES

                                                                                                          AVERAGE
                                                                                                          ECONOMIC
                                                                                                     OCCUPANCY RATE(1)
                                                                                                     -------------------
                                                                      AVERAGE
                                                               NUMBER SQ. FT.                          YEAR      6 MOS.
                                    PERCENTAGE YEAR    YEAR      OF     PER                            ENDED     ENDED
PROPERTY           TOWN/CITY        OWNERSHIP  BUILT RENOVATED UNITS   UNIT   STUDIO 1 BR  2 BR  3BR 12/31/96   6/30/97
-----------------  ---------------- ---------- ----- --------- ------ ------- ------ ----- ----- --- ---------  --------
APARTMENT
COMMUNITIES
CONNECTICUT
 208-210 Main
 St.(3)            Manchester          100%    1969    1988       28     929   --        8    20 --       97.8%      95.8%
 Arbor Commons(3)  Ellington           100%    1975    1988       28     780   --       28   --  --       97.6%     101.6%
 Avonplace         Avon                 98%    1973    1995      145   1,542   --       38    98   9      99.1%      98.9%
 Barons
 Apartments        Southington         100%    1970    1994       54     900   --       16    38 --       95.8%      97.8%
 Bradford
 Apartments        Newington            91%    1964    1989       64     894   --       24    40 --       91.6%      98.5%
 Brooksyde(4)      West Hartford       100%    1945    1997       80     800   --       40    40 --       94.0%      94.2%
 Burgundy
 Studios(4)        Middletown          100%    1973    1996      102     443   102     --    --  --       96.7%      98.7%
 Cambridge
 Estates           Norwich             100%    1977    1990       92     939   --       42    50 --       97.4%      99.1%
 Colonial Village  Plainville          100%    1968    1989      104     981    28      16    60 --       96.5%      94.3%
 Dogwood Hills     Hamden              100%    1971    1993       46   1,330   --       23    23 --       98.2%      97.2%
 Summit & Birch
 Hill              Farmington          100%    1967    1996      184     937   --       92    92 --       96.5%      97.3%
 Fox Hill
 Apartments        Enfield              97%    1974    1991      168     796     8     124    36 --       96.5%      95.6%
 Fox Hill Commons  Vernon              100%    1965    1989       74     849   --       24    50 --       97.1%      97.6%
 Greenfield
 Village(4)(5)     Rocky Hill          100%    1965    1997      127     729   --       71    56 --         --        --
 Hamden Centre     Hamden              100%    1968    1993       65     873     1      30    34 --       96.2%      94.2%
 Glastonbury
 Center            Glastonbury         100%    1962    1989      104     961   --       20    84 --       95.6%      90.5%
 Loomis Manor      West Hartford        91%    1948    1990       43   1,138   --        1    42 --      100.0%     100.0%
 Ocean Reef        New London           96%    1962    1995      163     829     8      52   103 --       94.4%      93.8%
 Park Place West   West Hartford       100%    1961    1989       63     861     2      30    30   1      97.9%      97.8%
 Sandalwood(4)(6)  New London           96%    1977    1996       39     517    27      12   --  --       61.7%      98.9%
 Westwynd
 Apartments        West Hartford        91%    1969    1990       46     901   --       33    13 --       95.2%      95.6%
 River's Bend      Windsor             100%    1973    1996      349   1,000   --       69   280 --       95.3%      95.7%
 Woodbridge        Newington           100%    1968    1991       73     792   --       24    49 --       94.7%      99.8%
MASSACHUSETTS
 Dean Estates      Taunton             100%    1984     --        58   1,014     4       6    48 --       94.9%      94.5%
 Four Winds(4)     Fall River          100%    1987    1996      168   1,089   --        6   162 --       90.5%      94.7%
 Security Manor    Westfield            88%    1971    1988       63   1,150   --       45    18 --       99.1%      99.9%
 Van Deene
 Manor(3)          West Springfield     88%    1970    1990      109     664   --       47    62 --       98.5%      98.4%
RHODE ISLAND
 Dean Estates II   Cranston             96%    1970    1994       48   1,170   --       24    24 --       93.5%      95.2%
 Royale            Cranston             96%    1976    1993       76   1,151     3      48    25 --       96.9%      97.2%
                                                               -----   -----   ---   ----- ----- ---  ---------  --------
SUBTOTAL/WEIGHTED
AVERAGE                                                        2,763     989   183     993 1,577  10      95.7%      96.4%
                                                               =====   =====   ===   ===== ===== ===  =========  ========
SAME COMMUNITY
WEIGHTED
AVERAGE(4)                                                                                                96.2%      96.6%
                                                                                                      =========  ========
APARTMENT
ACQUISITION
COMMUNITY
CONNECTICUT
 High Meadow       Ellington           100%    1975     --       100     605   --       98     2 --       90.0%      97.2%
                                                               -----   -----   ---   ----- ----- ---  ---------  --------
SUBTOTAL/WEIGHTED
AVERAGE                                                          100     605   --       98     2 --       90.0%      97.2%
                                                               -----   -----   ---   ----- ----- ---  ---------  --------
TOTAL/WEIGHTED
AVERAGE                                                        2,863     980   183   1,091 1,579  10      95.6%      96.5%
                                                               =====   =====   ===   ===== ===== ===  =========  ========
                   AVERAGE MONTHLY
                     RENTAL RATE
                     PER UNIT(2)
                   ----------------
                     YEAR   6 MOS.
                    ENDED    ENDED
PROPERTY           12/31/96 6/30/97
------------------ -------- -------
APARTMENT
COMMUNITIES
CONNECTICUT
 208-210 Main
 St.(3)              $761    $776
 Arbor Commons(3)     686     691
 Avonplace            845     857
 Barons
 Apartments           684     704
 Bradford
 Apartments           686     690
 Brooksyde(4)         643     669
 Burgundy
 Studios(4)           430     433
 Cambridge
 Estates              715     731
 Colonial Village     726     735
 Dogwood Hills        722     737
 Summit & Birch
 Hill                 745     773
 Fox Hill
 Apartments           642     658
 Fox Hill Commons     692     703
 Greenfield
 Village(4)(5)        --      --
 Hamden Centre        637     650
 Glastonbury
 Center               773     793
 Loomis Manor         826     838
 Ocean Reef           633     644
 Park Place West      656     667
 Sandalwood(4)(6)     453     457
 Westwynd
 Apartments           648     654
 River's Bend         714     742
 Woodbridge           712     719
MASSACHUSETTS
 Dean Estates         668     682
 Four Winds(4)        627     678
 Security Manor       576     581
 Van Deene
 Manor(3)             609     615
RHODE ISLAND
 Dean Estates II      687     697
 Royale               684     695
                   -------- -------
SUBTOTAL/WEIGHTED
AVERAGE              $680    $697
                   ======== =======
SAME COMMUNITY
WEIGHTED
AVERAGE(4)           $696    $711
                   ======== =======
APARTMENT
ACQUISITION
COMMUNITY
CONNECTICUT
 High Meadow          580     590
                   -------- -------
SUBTOTAL/WEIGHTED
AVERAGE               580     590
                   -------- -------
TOTAL/WEIGHTED
AVERAGE              $676    $694
                   ======== =======

----
(1) Average economic occupancy rate is derived by dividing actual collected rental income by actual collected rental income. Gross potential rental income includes vacancy losses and bad debt, but does not include model expenses or employee concessions or discounts.
(2) Average monthly rental rate per unit is derived by dividing gross potential rental income by total number of leasable units.
(3) The following Apartment Communities contain additional space which is rented to commercial tenants:

                                                COMMERCIAL
            APARTMENT COMMUNITY                   SQ. FT.
            -------------------                 ----------
            208-210 Main St. .................     9,597
            Arbor Commons.....................     4,016
            Van Deene Manor...................     1,630
                                                  ------
             Total............................    15,243
                                                  ======

(4) The same community weighted average amounts represent the average occupancy and rental rates for the twenty-three communities owned by Grove or its affiliated predecessors for the years 1995 and 1996 and the six months ended June 30, 1997. Six Properties were purchased by Grove or its affiliated predecessors during the years 1995 and 1996 and the six months ended June 30, 1997.

The following sets forth the acquisition date for such Apartment Communities and have been excluded from the same community amounts:

            APARTMENT COMMUNITY          ACQUISITION DATE
            -------------------          ----------------
            Brooksyde...................      Oct-96
            Burgundy Studios............      Oct-95
            Summit & Birch Hill.........      Feb-95
            Greenfield Village..........      Jul-97
            Sandalwood..................      Dec-95
            Four Winds..................      Oct-95

(5) Greenfield Village was purchased by the Company in July 1997, subsequent to the periods covered by this table.
(6) Sandalwood was purchased in December 1995. The property was not leasable until the September 1996.

                              COMMUNITY AMENITIES

                                   NUMBER          PATIO                           HARD-                  CABLE  OUT-
                                     OF   PARKING   OR    LAUNDRY MINI-             WOOD           DISH-   TV    SIDE
PROPERTY          TOWN/CITY        UNITS  SPACES  BALCONY HOOKUPS BLINDS CARPETING FLOORS REFRIG. WASHERS READY STORAGE
----------------- ---------------- ------ ------- ------- ------- ------ --------- ------ ------- ------- ----- -------
APARTMENT COMMUNITIES
CONNECTICUT
 208-210 Main St. Manchester         28      42     Yes     Yes    Yes      Yes      No     Yes     Yes    Yes    Yes
 Arbor Commons    Ellington          28      90     Yes      No    Yes      Yes      No     Yes     Yes    Yes    Yes
 Avonplace        Avon              145     392     Yes      No    Yes      Yes      No     Yes     Yes    Yes    Yes
 Barons
  Apartments      Southington        54     100      No      No    Yes      Yes      No     Yes      No    Yes    Yes
 Bradford
  Apartments      Newington          64     150      No      No    Yes      Yes      No     Yes      No    Yes    Yes
 Brooksyde        West Hartford      80     120      No      No    Yes      Yes     Yes     Yes      No    Yes    Yes
 Burgundy Studios Middletown        102     116     Yes      No    Yes      Yes      No     Yes      No    Yes     No
 Cambridge
  Estates         Norwich            92     190     Yes      No    Yes      Yes      No     Yes     Yes    Yes    Yes
 Colonial Village Plainville        104     200     Yes     Yes    Yes      Yes     Yes     Yes     Yes    Yes    Yes
 Dogwood Hills    Hamden             46      68     Yes      No    Yes      Yes      No     Yes     Yes    Yes     No
 Summit & Birch
  Hill            Farmington        184      90     Yes      No    Yes      Yes      No     Yes     Yes    Yes    Yes
 Fox Hill
  Apartments      Enfield           168     283     Yes      No    Yes      Yes      No     Yes     Yes    Yes    Yes
 Fox Hill Commons Vernon             74     148     Yes     Yes    Yes      Yes      No     Yes      No    Yes    Yes
 Greenfield
  Village         Rocky Hill        127     190      No      No    Yes      Yes      No     Yes     Yes    Yes    Yes
 Hamden Centre    Hamden             65     130      No      No    Yes      Yes      No     Yes     Yes    Yes     No
 Glastonbury
  Center          Glastonbury       104     156      No      No    Yes      Yes     Yes     Yes     Yes    Yes    Yes
 Loomis Manor     West Hartford      43      42      No      No    Yes      Yes      No     Yes      No    Yes    Yes
 Ocean Reef       New London        163     175      No      No    Yes      Yes      No     Yes      No    Yes    Yes
 Park Place West  West Hartford      63     106      No      No    Yes      Yes      No     Yes     Yes    Yes     No
 River's Bend     Windsor           349     864     Yes      No    Yes      Yes      No     Yes     Yes    Yes    Yes
 Sandalwood       New London         39      55     Yes      No    Yes      Yes      No     Yes      No    Yes     No
 Westwynd
  Apartments      West Hartford      46      70      No      No    Yes      Yes      No     Yes      No    Yes    Yes
 Woodbridge       Newington          73      90      No      No    Yes      Yes      No     Yes     Yes    Yes    Yes
MASSACHUSETTS
 Dean Estates     Taunton            58      97     Yes      No    Yes      Yes      No     Yes     Yes    Yes     No
 Four Winds       Fall River        168     300     Yes     Yes    Yes      Yes      No     Yes     Yes    Yes     No
 Security Manor   Westfield          63      63      No      No    Yes      Yes      No     Yes      No    Yes    Yes
 Van Deene Manor  West Springfield  109     163      No      No    Yes      Yes      No     Yes      No    Yes    Yes
RHODE ISLAND
 Dean Estates II  Cranston           48      75     Yes      No    Yes      Yes      No     Yes     Yes    Yes    Yes
 Royale           Cranston           76     160     Yes      No    Yes      Yes      No     Yes     Yes    Yes    Yes
APARTMENT ACQUISITION COMMUNITY
CONNECTICUT
 High Meadow      Ellington         100     200     Yes      No    Yes      Yes      No     Yes      No    Yes    Yes
PROPERTY          ADDITIONAL AMENITIES
----------------- ------------------------
APARTMENT COMMUNITIES
CONNECTICUT
 208-210 Main St. Garages
 Arbor Commons
 Avonplace        Clubhouse, Fitness
                  Center, Swimming Pool,
                  Tennis Courts,
                  Basketball Courts
 Barons
  Apartments
 Bradford
  Apartments      Playground
 Brooksyde        Garages
 Burgundy Studios
 Cambridge
  Estates
 Colonial Village
 Dogwood Hills    Carports, Clubhouse,
                  Fitness Center, Swimming
                  Pool
 Summit & Birch
  Hill            Carports, Swimming Pool
 Fox Hill         Swimming Pool, Tennis
  Apartments      Courts
 Fox Hill Commons
 Greenfield
  Village         Swimming Pool
 Hamden Centre
 Glastonbury
  Center          Swimming Pool
 Loomis Manor
 Ocean Reef       Fitness Center
 Park Place West
 River's Bend     Clubhouse, Fitness
                  Center, 2 Swimming Pools
                  (indoor & outdoor),
                  Basketball Courts, Boat
                  Launch, Hiking Trails,
                  Water Front Picnic Area
 Sandalwood
 Westwynd
  Apartments      Fitness Center
 Woodbridge
MASSACHUSETTS
                  Clubhouse, Tennis
 Dean Estates     Courts,
 Four Winds       Clubhouse, Fitness
                  Center, 2 Swimming Pools
                  (indoor & outdoor),
                  Jacuzzi,
                  Basketball Courts
 Security Manor
 Van Deene Manor
RHODE ISLAND
 Dean Estates II  Swimming Pool
                  Fitness Center, Swimming
 Royale           Pool
APARTMENT ACQUISITION COMMUNITY
CONNECTICUT
 High Meadow

THE RETAIL PROPERTIES

  Although the Company's principal focus is the acquisition of under-managed apartment communities, it will continue to examine select mixed-use and specialty retail properties that meet management's return requirements. The Company currently owns a community shopping center in Longmeadow, Massachusetts that contains approximately 79,000 rentable square feet of retail and office space. The shopping center was originally constructed by an unaffiliated owner in 1962 and subsequently expanded in 1978, purchased by an affiliate of the Company in 1994 and renovated and retenanted by management at various times from 1994 through 1996. For the six months ended June 30, 1997, the shopping center had an average annual rental rate of approximately $12.88 per square foot and was approximately 97.5% leased to creditworthy tenants including, among others, CVS Pharmacy, Talbots, Cherry & Webb, Blockbuster Video, BankBoston and Fleet Bank.

  In addition, the Company has commenced an exchange offer with an affiliate to purchase all of the partnership interests in two specialty retail properties that are well located in the historic district of Edgartown, Massachusetts, one of the most affluent towns in Martha's Vineyard. The exchange offer is scheduled to close on October 31, 1997. The total purchase price is approximately $4.4 million, of which $2.9 million will be paid in cash and $1.5 million will be paid through the issuance of approximately 141,000 Common Units to which the Board assigned a value per unit of $10.50, the approximate fair market value of one Common Share as of the date the exchange offer began. The two properties were originally constructed in the 1800's. The first building, known as the Wharf Building, contains approximately 11,000 rentable square feet, and was renovated by the current owner in 1996. As of June 30, 1997, the Wharf Building had an average annual rental rate of approximately $28.68 per square foot and was 100% leased to Sunglass Hut and three well-known local tenants, the Wharf Pub, the Great Put On and Destinations. The second building, known as the Cornerblock, contains approximately 5,400 rentable square feet, and was substantially renovated by an unaffiliated predecessor owner in 1988. For the six months ended June 30, 1997, the Cornerblock had an average annual rental rate of approximately $34.42 per square foot and was 100% leased to Compass Bank and two well-known local tenants, Mardells and Wallace & Company.

THE EXCLUDED PROPERTIES

  The Executive Officers hold a direct or indirect interest in nine properties in which the Company has no ownership interest (the "Excluded Properties"). The Excluded Properties include: (i) a hotel on Martha's Vineyard; (ii) three commercial properties, two of which contain residential apartment units in Mystic, Connecticut; (iii) one commercial property that contains seasonal retail stores in Watch Hill, Rhode Island; (iv) two apartment communities, one in Stafford, Connecticut and the other in Fall River, Massachusetts and (v) two apartment buildings, one of which contains some retail space, in Hartford, Connecticut. With the exception of the two Hartford properties, each of the Excluded Properties is currently for sale. The Excluded Properties have not been acquired by the Company because the Company believes that such properties do not meet its strategic or investment objectives. The Company currently provides management services for the Excluded Properties pursuant to management agreements with the owners of the Excluded Properties. See "Certain Relationships and Transactions."

MANAGEMENT STRATEGIES

  Management believes that providing its employees with a positive, rewarding work environment contributes to the achievement of its business objectives. Grove believes its on-site employees are the primary means for delivering service and value to residents of the Company's properties. In order to ensure that its employees respond effectively to the needs of residents and are rewarded for their initiatives, the Company has developed a comprehensive management strategy. Key elements of this strategy include: (i) hiring quality employees; (ii) encouraging teamwork to pursue common goals; (iii) utilizing effective employee training programs and management information systems and
(iv) measuring performance and providing employees with incentives.

  Grove believes that ensuring on-site management success begins with hiring quality employees. Given that the focus of Grove's on-site management program is to provide prompt, courteous and responsive service to all of its residents, the Company concentrates on hiring individuals who understand the importance of customer service. Grove seeks out entrepreneurial, self-motivated, highly-organized, creative people with positive attitudes, effective communications skills, strong customer service skills and sales and marketing experience. In hiring apartment maintenance technicians, the Company seeks individuals with strong technical backgrounds who will be courteous and responsive to residents.

  The Company encourages its employees to use teamwork to pursue common goals and emphasizes collective decision making in which all employees participate. To do so, Grove holds weekly and monthly on-site goal meetings at each of the Apartment Communities. At these meetings, all on-site employees participate in planning, budgeting and trouble-shooting. In addition, the Company holds quarterly meetings for its regional property managers, on-site property managers and senior maintenance personnel at which quarterly results of the Company, performance of each of the Apartment Communities and other issues are discussed. The Company also distributes a quarterly employee newsletter that updates all employees on the Company's financial performance and includes recent examples of exceptional service to residents.

  Grove utilizes effective employee training programs and management information systems. Personnel are trained extensively and are encouraged, and in certain cases required, to continue their education through Company-designed, in-house courses and participation in outside seminars. At their quarterly meetings, regional property managers, on-site property managers and senior maintenance personnel attend seminars given by outside consultants. In addition, Grove supports its employees by updating its management systems. The management systems at each of the Apartment Communities provide on-site management, regional property managers and accounting personnel with meaningful and accurate information, including information on vacancies, collections, leasing and budget compliance. By monitoring this information, the Company seeks to ensure that operating costs are minimized and budgeted targets are met or exceeded.

  Grove believes that measuring on-site performance and providing employees with incentives are essential. The Company views each Property as a separate business and profit center and, accordingly, measures various performance criteria at each Property on a monthly basis, including budget compliance, net operating income, economic occupancy, cash flow and gross potential rent. In addition, Grove's regional managers make weekly visits to each Property and accounting personnel make monthly visits to each Property. The information generated is used to set team and personal goals. The Company also uses various resident surveys to measure on-site performance, including soliciting service satisfaction responses for maintenance services, conducting periodic resident surveys and interviewing departing residents. Additionally, Grove employs a program in which new leasing employees pose as potential residents at a number of the Apartment Communities and provide constructive criticism and feedback to fellow leasing agents.

  The Company has created a number of incentives, as well as opportunities for long-term career advancement, to reward and retain its outstanding employees. Grove maintains a bonus program under which all property management and maintenance personnel can earn bonuses of up to an additional 25% of their monthly base salaries based upon their respective Apartment Community's out-performing profitability goals. At its quarterly meetings for regional property managers, on-site property managers and senior maintenance personnel, the Company recognizes outstanding performance by awarding merit certificates and cash bonuses. In addition, regional property managers and other senior-level employees will receive options to purchase Common Shares at the closing of the Offering that will generally vest over three years. The Company also demonstrates its commitment to its employees by showing a preference for promoting from within.

PROPERTY MANAGEMENT

  Grove manages its portfolio through its staff of approximately 130 full-time professional and support personnel and approximately 40 part-time support personnel, including the Chief Operating Officer and regional property managers at the corporate level and property managers, service technicians, leasing agents, porters and landscapers at the property level. The chief operating officer, regional property managers and on-site personnel are supported by seven accounting and administrative employees.

  The management team's in-depth experience and size enable it to deliver uninterrupted quality services, thereby promoting resident satisfaction and improving resident retention. During 1995, 1996 and the six months ended June 30, 1997 (annualized), the Company experienced average retention rates of 60%, 61% and 60%, respectively. Grove's property management division plays a critical role in the Company's growth strategy of acquiring, repositioning and effectively managing previously under-managed properties to increase revenues and reduce operating cost. Before the Company makes an acquisition, the property management division works closely with the Company's acquisition and development teams to evaluate potential repositioning strategies. Once a property has been acquired, the management division implements on-site management programs, accounting systems, marketing systems and resident quality control and retention procedures.

  On-site property management teams perform leasing and rent collection functions and coordinate resident services. The focus of the Company's on-site management program is to provide prompt, courteous and responsive service to its residents. For 1996 and the six months ended June 30, 1997, the percentage of residents returning service satisfaction responses that rated the Company's maintenance services as "excellent" or "good" was 93.8% and 94.6%, respectively.

  Grove's marketing personnel attempt to ensure that each Apartment Community is effectively marketed through aggressive promotion and realistic pricing. The Company uses newspaper advertisements, resident referrals, apartment guides and the Internet to market and advertise the Apartment Communities. Approximately 55% of the Company's apartments are leased through newspaper advertisements, approximately 20% through resident referrals, approximately 20% through apartment guides and approximately 5% through the Internet. Grove typically offers residents a referral incentive bonus of approximately $100. The Company supplements its marketing and advertising with point-of-purchase materials and well-maintained properties.

  The Company's marketing personnel proactively market the Apartment Communities on a continual basis, rather than waiting until vacancies occur, and take steps necessary to avoid turnover by quality residents, which steps include high quality customer service throughout the lease term as well as renewal incentives. In addition, on-site property management staff monitor the success of the Company's aggressive marketing programs by preparing marketing reports that track each Apartment Community's occupancy, lease expiration, prospective resident traffic, unit availability, renewal rates, rental rates and resident profile information. All members of the on-site staff participate in weekly goal-setting sessions to evaluate these marketing reports and examine issues related to resident underwriting.

  On-site management is aided by the regional managers and accounting personnel. Regional managers monitor performance criteria at each Apartment Community on a weekly and monthly basis and visit the Apartment Communities on a weekly basis. The accounting division is managed by the Company's Controller. The accounting staff audits and monitors each Apartment Community's financial records, including monthly income and expense reports, bank statement reconciliations, rent rolls, economic reports and budget compliance. Staff members visit each site on a regular basis to conduct on-site audits, supervise bookkeeping and provide ongoing training to personnel. The information generated during these visits is used by the Company's on-site management staff to set team and personal goals that relate to budget and fiscal matters on a weekly and monthly basis.

  Prior to entering into leases, Grove conducts thorough background investigations of potential residents, including credit checks, prior landlord checks and employer verifications. Substantially all of the apartments in the Apartment Communities are rented pursuant to standard twelve-month leases, which facilitate uniform lease administration by helping to standardize rent collections, security deposit dispositions, evictions, repairs and renewals. The Company typically requires residents to provide security deposits equal to one month's rent. In addition, the Company manages lease expirations to ensure that vacancies occur on a staggered basis.

  The Company's marketing and leasing procedures are designed to ensure compliance with all federal, state and local laws and regulations. Underwriting guidelines for prospective residents comply with FHAA and ADA regulations and are designed to stabilize cash flows. None of the Apartment Communities is currently subject to rent control or rent stabilization regulation.

  In addition to managing the Properties, the Company provides management services for nine properties in which the Executive Officers have interests. See "Certain Relationships and Transactions--Management of Excluded Properties."

EMPLOYEES

  As of September 30, 1997, the Company employed approximately 170 persons, including the five Executive Officers, none of whom is represented by a labor union. The Company considers its relations with its employees to be good.

COMPETITION

  All of the Apartment Communities are located in developed areas that include other apartment communities. The number of competitive apartment properties in a particular area could have a material effect on the Company's ability to lease apartment units at the Apartment Communities or at any newly developed or acquired properties and on the rents charged. There are numerous real estate companies, including those operating in the markets in which the Properties and the Acquisition Properties are located, which compete with the Company in seeking properties for acquisition and for tenants to occupy such properties. The Company may compete with companies that have greater resources than the Company and whose officers and directors or trustees may have more experience than the Company's officers and Trust Managers. Further, the availability of single-family housing and other forms of multifamily residential properties, such as manufactured housing communities, provide alternatives to existing and potential residents of apartment communities. The availability of such alternatives and competition generated thereby could increase in the future.

LEGAL PROCEEDINGS

  Neither the Company nor the Properties are presently subject to any material litigation, nor, to the Company's knowledge, is material litigation threatened against the Company or any of the Properties other than routine litigation arising in the ordinary course of business, some of which is expected to be covered by liability insurance and all of which, collectively, is not expected to have a material adverse effect on the business, financial condition or results of operations of the Company.

REGULATION

  General. Multifamily apartment properties are subject to various laws, ordinances and regulations, including regulations relating to recreational facilities such as swimming pools, activity centers and other common areas. The Company believes that under present laws, ordinances and regulations, it has the necessary permits and approvals to operate the Properties.

  Americans With Disabilities Act. The Properties and any newly acquired properties must comply with Title III of the ADA to the extent that such properties are "public accommodations" and/or "commercial facilities" (each as defined by the ADA). Compliance with the ADA could require removal of structural barriers to handicapped access in certain public areas of the Properties where such removal is readily achievable. The ADA does not, however, consider residential properties, such as multifamily properties, to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as a leasing office, are open to the public. Noncompliance with ADA requirements could result in imposition of fines or an award of damages to private litigants. Although the Company believes that the Properties and the Acquisition Properties are in substantial compliance with all requirements under the ADA and applicable state laws as currently in effect, the Company may incur additional costs to comply with such laws. Although the Company believes that such costs will not have a material adverse effect on the Company, if required changes involve greater expenditures than the Company currently anticipates, or if the changes must be made on a more accelerated basis than it anticipates, the Company's cash flow and ability to make expected distributions could be adversely affected. The Company believes that its competitors face similar costs to comply with requirements of the ADA.

  Fair Housing Amendments Act of 1988. The FHAA requires multifamily properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the FHAA could result in the imposition of fines or an award of damages to private litigants. The Company believes that the Properties and the Acquisition Properties that are subject to the FHAA are in substantial compliance with such law.

  Rent Control Legislation. State and local rent control laws in certain jurisdictions limit a property owner's ability to increase rents and to recover increases in operating expenses and costs of capital improvements from residents. Enactment of such laws has been considered from time to time in other jurisdictions, although such laws have not been adopted in the jurisdictions in which the Company operates. The Company does not presently intend to acquire multifamily properties in jurisdictions that are either subject to rent control or in which rent limiting legislation exists.

ENVIRONMENTAL MATTERS

  Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be held liable for the costs of investigations or performing removal or remediation of certain hazardous or toxic substances or petroleum products released on, under, in, emitting from, or located on, under or in the property and may be held liable to a governmental entity or third parties for damages, investigation, remediation, or other costs associated with such contamination. These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of such hazardous or toxic substances or petroleum products. The costs of investigation, removal or remediation of such substances may be substantial, and the presence of such substances may adversely affect the owner's ability to rent or sell the property or to borrow using such property as collateral and may expose it to liability resulting from any release or exposure of such substances. Moreover, certain loan documents provide for recourse liability in connection with hazardous or toxic substances. Persons who arrange for the disposal or treatment of hazardous or toxic substances at another location may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of ACM's into the air, and third parties may also seek recovery from owners or operators of real properties for personal injury associated with ACM's and other hazardous or toxic substances or petroleum products. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties regulated by such laws, ordinances, and regulations relating to the protection of the environment or as having arranged for the off-site disposal or treatment of hazardous or toxic substances and, therefore, if environmental contamination were to be found at such real properties or off-site locations, the Company could be potentially liable for removal or remediation costs, as well as certain other related costs, including governmental penalties and injuries to persons and property.

  Federal legislation requires owners and landlords of residential housing constructed prior to 1978 to disclose to potential residents or purchasers of the properties any known lead-paint hazards and will impose treble damages for failure to give the required notice. The existence of lead-based paint in a property may result in lead poisoning in children residing therein if chips or particles of lead-based paint are ingested, and the Company may be held liable under state laws for any injuries caused by ingestion of lead-based paint by children living at the Apartment Communities or any apartment properties acquired by the Company in the future.

  All of the Properties were subject to Phase I (or an update of a prior Phase
I) or similar environmental assessments by independent environmental consultants. Phase I assessments are intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, a preliminary investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations.

  The environmental assessments disclose that certain underground storage tanks ("UST's"), which have been removed from the Sandalwood, Fox Hill Commons and Ocean Reef, need to be registered with the Connecticut Department of Environmental Protection ("DEP"). The environmental assessments also disclose that four properties include floor drains which need to be sealed or for which permits must be obtained from DEP. The Company intends to comply with the DEP registration and permit requirements related to UST's and floor drains.

  Various environmental laws and regulations also control how certain activities can or must be conducted at the Properties and the Acquisition Properties. Such requirements govern maintenance activities, renovation projects and other worker operations involving asbestos or lead-based paint. They also may govern air emissions, wastewater discharges, waste management or similar activities related to operation of the Properties and the Acquisition Properties. No assurance can be given that the cost of complying with such requirements in connection with any of the Properties or the Acquisition Properties will not require any material expenditures by the Company in the future.

  Under various laws and regulations, owners and operators of underground and aboveground storage tanks containing petroleum are obligated to meet certain construction and operating standards. In addition, such tank owners and operators are responsible for remediating any contamination caused by petroleum released from such tanks. While currently available information does not indicate that the Company currently has any material liabilities related to such tanks, no assurance can be given that the Company will not be required to make such material expenditures in the future.

  Grove's environmental assessments of the Properties have not revealed any environmental liability that the Company believes would have a material adverse effect on its business, assets or results of operations taken as a whole, nor is the Company aware of any such material environmental liability. Nonetheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that material environmental liabilities exist of which the Company is unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations or new interpretations of existing laws or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Properties or the Acquisition Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Properties or the Acquisition Properties (such as the presence of leaking UST's), or by third parties unrelated to the Company so as to impose any material environmental liability.

INSURANCE

  Grove carries comprehensive liability, fire, flood (where required) and extended coverage and rental loss insurance on all of the Properties, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses which may be either uninsurable or not economically insurable, such as those resulting from earthquakes, volcanoes, floods, tidal waves, explosion of water pipes, nuclear hazards, wars, civil disturbances and environmental matters. Should an uninsured loss or a loss in excess of insured limits occur, Grove could lose both its investment in and anticipated profits and cash flow from such property while it would continue to be obligated on any mortgage indebtedness or other financial obligations on such property. Any such loss would adversely affect the Company and its financial condition and results of operations. Management of the Company believes that the Company and the Properties are insured in accordance with industry standards.

                                  MANAGEMENT

TRUST MANAGERS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to Trust Managers and Executive Officers of the Company:

NAME                     AGE POSITIONS AND OFFICES HELD
----                     --- --------------------------
Damon D. Navarro........  43 Chairman of the Board, President and Chief Executive Officer
Joseph R. LaBrosse......  34 Chief Financial Officer, Secretary, Treasurer and Trust Manager
Edmund F. Navarro.......  36 Chief Operating Officer and Trust Manager
Theodore R. Bigman......  34 Trust Manager
James F. Twaddell.......  56 Trust Manager
Harold V. Gorman........  52 Trust Manager
J. Joseph Garrahy.......  65 Trust Manager
Brian A. Navarro........  42 Executive Vice President--Acquisitions
Gerald A. McNamara......  56 Executive Vice President--Marketing and Strategic Planning

  Pursuant to the terms of the Charter, the Board must consist of not less than two nor more than 15 persons, of which a majority must be "Independent Trust Managers" (who are neither executive officers nor affiliates of the Company). Trust Managers are divided into three classes serving staggered three-year terms. The terms of Messrs. Edward Navarro and Twaddell will expire at the Annual Meeting of Shareholders to be held in 1998; the terms of Messrs. Garrahy and LaBrosse will expire at the Annual Meeting of Shareholders to be held in 1999; and the terms of Messrs. Damon Navarro, Gorman and Bigman will expire at the Annual Meeting of Shareholders to be held in 2000. Trust Managers whose terms expire at the next annual meeting will hold office until their successors are duly elected and qualified. The Charter requires majority approval by the Independent Trust Managers of the Company for all Board decisions. Currently, the Independent Trust Managers are Messrs. Bigman, Twaddell, Gorman and Garrahy.

  Damon D. Navarro is Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Navarro co-founded the Company's predecessor in 1980 and is responsible for new business development and strategic planning. Mr. Navarro is a graduate of the University of Rhode Island with a degree in Finance.

  Joseph R. LaBrosse is Chief Financial Officer, Secretary and Treasurer, as well as a Trust Manager of the Company. Mr. LaBrosse is responsible for financing, loan portfolio management, financial reporting, tax planning, cash management, strategic budgeting and planning. Prior to joining the Company's predecessor in 1988, Mr. LaBrosse was a real estate tax consultant at Arthur Andersen & Company in Hartford, Connecticut. Mr. LaBrosse is a magna cum laude graduate of the University of Connecticut with a degree in Accounting. He is also a licensed Certified Public Accountant and a member of the American Institute of Certified Public Accountants, the Connecticut Society of Certified Public Accountants and the Real Estate Finance Association.

  Edmund F. Navarro is Chief Operating Officer and a Trust Manager of the Company. Mr. Navarro is responsible for managing the day-to-day operations of the Company and its 170 employees. Mr. Navarro became a principal of Grove's predecessor in 1983. Prior to his employment with the Company, Mr. Navarro was a Media Marketing Planner with Vitt Media International in New York City. Mr. Navarro is a graduate of the University of Rhode Island with a degree in Marketing.

  Theodore R. Bigman has been a Trust Manager of the Company since April, 1997. From 1987 to 1995, he was a Director at Credit Suisse First Boston in the real estate group, establishing and managing their REIT effort. He had primary responsibility for $2.5 billion of initial public offerings by REIT's. Previously, he had extensive real estate experience in a wide variety of transactions involving the financing and sale of both individual assets and portfolios of real estate assets, as well as the acquisition of several real estate companies. Since 1995, he has been a Principal of Morgan Stanley Asset Management Inc., a subsidiary of Morgan Stanley, responsible for its real estate securities investment management business. He graduated from Brandeis University in 1983 with a B.A. in Economics and received an M.B.A. from Harvard University in 1987.

  James F. Twaddell is a Trust Manager of the Company. Mr. Twaddell is a member of the investment banking group of Schnieder Securities, Inc., located in Providence, Rhode Island. From 1974 through 1995, Mr. Twaddell served as Chairman of Barclay Investments, Inc., a member firm of the National Association of Securities Dealers, Inc. (the "NASD"). Mr. Twaddell also served as Chairman of Regional Investment Brokers, Inc., a 125-member cooperative association of regional investment bankers and broker/dealers conducting business throughout the United States. For the 1993-1995 term, he was elected to serve on both the NASD District 11 Committee and the District Business Conduct Committee. He has served as Chairman of the Board of First Mutual Fund, a 30-year old publicly-traded mutual fund, since 1979. Mr. Twaddell received his B.A. degree from Brown University in 1961.

  Harold V. Gorman is a Trust Manager of the Company. From 1968 to 1993, Mr. Gorman served as Vice President and Assistant General Counsel of Heublein, Inc. From October 1993 to March 31, 1995, he served as Vice President/General Counsel to the Paddington Corporation. Since April 1, 1995, Mr. Gorman has served as Vice President and Senior Regulatory Counsel for Heublein, Inc., located in Hartford, Connecticut. He received his B.A. from Wesleyan University in 1965 and his J.D. from the University of Connecticut Law School. Mr. Gorman is a member of each of the Connecticut Bar Association, the American Bar Association and the Board of Directors of the Arthritis Society.

  J. Joseph Garrahy is a Trust Manager of the Company. Governor Garrahy began his career in public service in 1962 as a Rhode Island State Senator. In 1968, he was elected Lieutenant Governor of Rhode Island, where he served four two-year terms. In 1976, Governor Garrahy was elected Governor of Rhode Island, and was reelected in 1978, 1980 and 1982. He served as Chairman of the National Governors' Association's Subcommittee on Health Policy in 1977 and the National Governors' Association's Human Services Committee as Chairman of the Coalition of Northeast Governors' Committee on Transportation. Governor Garrahy was a Senior Vice President with the merchant banking firm of G. William Miller & Company, Inc. of Washington, D.C. from 1985 to 1990. Governor Garrahy has served as President of J. Joseph Garrahy & Associates, Inc., a consulting firm, in Providence, Rhode Island, since its formation in 1990. Governor Garrahy attended the University of Buffalo and the University of Rhode Island.

  Brian A. Navarro is Executive Vice President--Acquisitions of the Company. Mr. Navarro is responsible for the acquisition and disposition of properties for the Company. Prior to co-founding the Company's predecessor in 1980, Mr. Navarro acquired, renovated and sold over 30 residential properties in the Hartford, Connecticut, Springfield, Massachusetts and Westerly, Rhode Island markets. Mr. Navarro is a graduate of the University of Connecticut with a degree in Finance and a concentration in Real Estate.

  Gerald A. McNamara is Executive Vice President--Marketing and Strategic Planning of the Company. Mr. McNamara has been a principal and vice president of the Company and its predecessor since 1982. Mr. McNamara is responsible for public relations and strategic planning. Prior to joining the Company, Mr. McNamara was Senior Vice President of Heublein International, responsible for its food and beverage operations overseas. Mr. McNamara is a graduate of Trinity College with a degree in History and Economics.

  Messrs. Damon, Brian and Edmund Navarro are brothers. No family relationships exist among any of the other Trust Managers or Executive Officers of the Company. No arrangement or understanding exists between any Trust Manager or Executive Officer or any other person pursuant to which any Trust Manager or Executive Officer was selected as a Trust Manager or Executive Officer, except that Mr. Bigman was elected to the Board following the closing of the Consolidation Transactions in accordance with an agreement with MSAM. The agreement that requires the election of a nominee of MSAM will terminate upon consummation of the Offerings. Subject to the provisions of their respective employment agreements, if any, executive officers of the Company are elected by and serve at the discretion of the Board. See "-- Employment Agreements" and "--Non-Competition Agreements."

COMMITTEES OF THE BOARD

  Audit Committee. An Audit Committee of the Board has been established, consisting of two Independent Trust Managers. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of audit engagements, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. The current members of the Audit Committee are Messrs. Gorman and Garrahy.

  Acquisition and Investment Committee. The Board has established an Acquisition and Investment Committee. The Acquisition and Investment Committee has the authority to acquire, dispose of and finance investments for the Company (including the direct or indirect purchase or sale by the Company of real estate properties or interests in real estate properties) and to execute contracts and agreements, including those related to the borrowing of money by the Company or the purchase or sale by the Company of direct or indirect interests in real properties, and generally to exercise all other powers of the Trust Managers except those which require action by all Trust Managers or the Independent Trust Managers under the Charter or Bylaws or under applicable law. The current members of the Acquisition and Investment Committee are Messrs. Garrahy, E. Navarro and Bigman.

  Compensation Committee. The Board has established a Compensation Committee, currently consisting of Independent Trust Managers. The Compensation Committee has the authority to determine compensation for the Company's Executive Officers and to administer the 1994 Plan and the 1996 Plan. The Compensation Committee has the authority to grant share options in accordance with the 1994 Plan to the Trust Managers, Executive Officers, other key employees of the Company and consultants and to grant share options and share appreciation rights to the Trust Managers, Executive Officers and other key employees of the Company in accordance with the 1996 Plan. The current members of the Compensation Committee are Messrs. Twaddell and Gorman.

COMPENSATION OF THE TRUST MANAGERS

  Currently, the Company pays the Non-Employee Trust Managers a fee of $1,000 for attending each meeting of the Board. Trust Managers who are employees of the Company are not paid any trust manager fees. In addition, the Company reimburses the Trust Managers for travel expenses incurred in connection with their activities on behalf of the Company.

  The 1996 Plan provides that each Non-Employee Trust Manager who is first elected or appointed after the 1996 Annual Meeting of Shareholders receives an automatic initial grant of a nonqualified stock option to purchase 10,000 Common Shares. In addition, promptly following the date of each Annual Meeting of Shareholders, each Non-Employee Trust Manager elected by the shareholders will receive an additional automatic grant of an option to purchase 5,000 Common Shares; provided, however, that no Non-Employee Trust Manager will receive more than one such automatic grant in any calendar year. The exercise price for grants to Non-Employee Trust Managers under the 1996 Plan is 100% of the fair market value of the Common Shares on the date of grant. Each such option will expire ten years from the grant date (subject to earlier termination). Upon the consummation of the Consolidation Transactions, each Non-Employee Trust Manager received a grant of options to purchase 10,000 Common Shares at an exercise price equal to the fair market value of the Common Shares on the date of grant.

EXECUTIVE COMPENSATION

  The annual base salary of each of Damon D. Navarro, Joseph R. LaBrosse, Brian A. Navarro and Edmund F. Navarro will increase to $100,000, and the annual base salary of Gerald A. McNamara will increase to $50,000, upon consummation of the Offering. Upon consummation of the Offering, it is expected that the Compensation Committee will grant certain employees, including the Executive Officers, options to purchase 500,000 Common Shares in the amounts set forth in the table below. The Options granted under the 1994 Plan and the 1996 Plan prior to and at the Offering are set forth below.

                                 OPTION GRANTS

   OFFICER/EMPLOYEE                PRIOR TO THE OFFERING AT THE OFFERING  TOTAL
   ----------------                --------------------- --------------- -------
   Damon D. Navarro...............        105,280            102,133     207,413
   Joseph R. LaBrosse.............         33,227             76,601     109,828
   Brian A. Navarro...............        103,880            102,133     206,013
   Edmund F. Navarro..............        103,880            102,133     206,013
   Gerald A. McNamara.............         27,678             40,000      67,678
   Other Employees................              0             77,000      77,000
                                          -------            -------     -------
     Total........................        373,945            500,000     873,945
                                          =======            =======     =======

EMPLOYMENT AGREEMENTS

  The Executive Officers of the Company entered into employment agreements in March 1997 (collectively, the "Employment Agreements") which provide for annual base salaries of $100,000 for Messrs. Damon, Edmund and Brian Navarro and Joseph LaBrosse and of $50,000 for Mr. Gerald McNamara. The Employment Agreements provide that the Executive Officers shall devote a substantial part of their business time to the operations of Grove. The Employment Agreements provide for an initial three-year term which is automatically extended for an additional year upon expiration of the initial term and any extension period unless either Grove or the Executive Officer provides the other with at least 120 days' prior written notice that such term will not be extended. If the Employment Agreements are terminated by Grove "without cause" or are terminated by the Executive Officer after a "change in control" or for "good reason," the Executive Officer will be entitled to a lump sum payment equal to 200 percent of such Executive Officer's annual base salary plus an amount equal to the aggregate value of all bonuses, whether cash, shares, options, or otherwise, granted to such Executive Officer for the previous year.

NON-COMPETITION AGREEMENTS

  The Executive Officers are parties to non-competition agreements with the Company (the "Non-Competition Agreements"). The Non-Competition Agreements preclude the Executive Officers from directly or indirectly developing, redeveloping, acquiring, managing or operating multifamily or retail mixed-use properties, other than the Excluded Properties for so long as they are Executive Officers, Trust Managers, holders of 5% or more of the outstanding Common Shares or employees of, or consultants to, the Company, and for a period of twenty-four months after termination of their affiliation with the Company other than in the event of termination of employment by the Company without cause or by an Executive Officer in the event of a "change in control" or "for good reason."

  The Executive Officers control or share control, and have substantial economic interest in, the limited partnerships that own the Excluded Properties. Ownership and management of the Excluded Properties are specifically exempted from the provisions of the Non-Competition Agreements. Certain of the Excluded Properties may compete with some of the Properties for tenants or require the attention of certain Executive Officers, which could give rise to conflicts of interest. With the exception of two properties, each of the Excluded Properties is currently for sale.

OPTION PLANS

  The Company has in effect the 1994 Plan and the 1996 Plan pursuant to which 117,726 Common Shares and 900,000 Common Shares are reserved, respectively.

  The 1994 Plan is administered by the Compensation Committee. No further options will be granted under the 1994 Plan. Pursuant to the 1994 Plan, options to purchase an aggregate of 66,147 were automatically granted to certain eligible participants upon consummation of the Company's initial public offering. These options were incentive stock options ("ISO's") and were granted to the Executive Officers of the Company in consideration of their agreement to serve without base compensation pursuant to their then respective employment agreements with the Company. These ISO's had an exercise price equal to the public offering price of the Common Shares sold by the Company in its initial public offering in 1994, although such prices have been adjusted to reflect the stock dividend paid and the stock split declared by the Company in 1997. These ISO's, having terms expiring in June 2004, are all currently exercisable.

  Under the 1994 Plan, each Trust Manager who was not also an employee of the Company (a "Non-Employee Trustee") automatically received upon his initial election to the Board, a non-qualified stock option (a "Non-Employee Trustee Option") to purchase 2,000 Common Shares. On each anniversary of his election to the Board through 1996, each Non-Employee Trustee also received a Non-Employee Trustee Option to purchase 1,000 Common Shares. The exercise price for each Common Share covered by a Non-Employee Trustee Option was the fair market value of a Common Share on the date of grant. Each Non-Employee Trustee Option expires on the tenth anniversary of the date of grant and, generally, becomes exercisable in increments of 33 1/3% on each of the first three anniversaries of the date of grant

  Options under the 1994 Plan are not transferable and may not be assigned, provided, however, that the estate of a deceased holder can exercise options. Options generally will be exercisable by the holder thereof subject to terms fixed by the Compensation Committee. However, an option will be exercisable immediately upon the happening of any of the following (but in no event subsequent to the expiration of the term of an option): (i) the holder's retirement on or after attainment of age 62; (ii) the holder's disability or death; (iii) a "change in control" of the Company (as defined in the 1994
Plan) or (iv) except with respect to Non-Employee Trustee Options, the occurrence of such special circumstances or events as the Compensation Committee determines merit special considerations.

  Awards under the 1996 Plan may be granted to officers and key employees of the Company or its subsidiaries. Awards are also granted pursuant to formulas specified in the 1996 Plan to Non-Employee Trust Managers. All employees of the Company and its subsidiaries, including its Executive Officers, are eligible to receive awards under the 1996 Plan, subject to the discretion of the Compensation Committee to determine the particular individuals who, from time to time, will be selected to receive awards. In addition, stock option awards have been and will be granted automatically to Non-Employee Trust Managers pursuant to the terms set forth in the 1996 Plan. Awards to employees under the 1996 Plan may be in the form of nonqualified share options, incentive share options, share appreciation rights ("SAR's") restricted shares and other share-based incentive awards. Awards may be granted singly, in tandem or in combination with other awards.

  All awards under the 1996 Plan will be granted subject to the Ownership Limit, the Constructive Ownership Limit and the Executive Officer Ownership Limit and the other restrictions on transfer of Equity Shares contained in the Charter.

  The 1996 Plan provides that each Non-Employee Trust Manager who is first elected or appointed after March 10, 1997 (the date of shareholder approval of the 1996 Plan) will receive an automatic initial grant of a nonqualified share option to purchase 10,000 Common Shares. In addition, promptly following the date of each Annual Meeting of Shareholders, each Non-Employee Trust Manager elected by the shareholders (including any director reelected at such meeting) will receive an additional automatic grant of an option to purchase 5,000 Common Shares; provided, however, that no Non-Employee Trust Manager will receive more than one such automatic grant in any calendar year. In addition, pursuant to the Plan, each of the three Non-Employee Trust Managers in office at the closing of the Consolidation Transactions automatically received a nonqualified share option to purchase 10,000 Common Shares.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

  Since January 1, 1995, the Company has completed a number of transactions in which Damon Navarro, Edmund Navarro and Joseph LaBrosse, Executive Officers and Trust Managers of the Company, and Brian Navarro and Gerald McNamara, Executive Officers of the Company, have had a direct or indirect interest.

THE JANUARY 1996 ACQUISITION

  In January 1996, the Company acquired Cambridge Estates, an apartment property containing 92 apartment units located in Norwich, Connecticut, from Grove Cambridge Associates Limited Partnership for $4,250,000. Grove Cambridge Associates Limited Partnership was owned 99% by Grove Norwich Associates Limited Partnership, 0.5% by Grove Investment Group, Inc. and 0.5% by an unrelated third party. Grove Norwich Associates Limited Partnership and Grove Investment Group, Inc., in turn, were owned 50% and 100%, respectively by Messrs. Damon, Brian and Edmund Navarro. In accordance with the Company's then effective Second Restated and Amended Declaration of Trust, this transaction was approved by a majority of the Company's Independent Trust Managers and the value of Cambridge Estates was appraised by a third-party appraiser. The purchase price was used to repay loans in the amount of $4,250,000, a majority of which had been guaranteed by certain of the Executive Officers. Each of Grove Cambridge Associates Limited Partnership, Grove Norwich Associates Limited Partnership and Grove Investment Group, Inc. was either dissolved or acquired by the Company.

PROPERTY MANAGEMENT AND CONSTRUCTION SERVICES

  Prior to the consummation of the Consolidation Transactions, GPS, a partnership owned 100% by Messrs. Damon, Brian and Edmund Navarro and Joseph LaBrosse, provided all of the operating and support functions for the operation of the Company's four Properties, including building management and leasing. The management agreement between the Company and GPS provided for a management fee equal to 5% of gross rental revenues, as defined. Management fees paid by the Company (excluding its predecessors) to GPS in 1995, 1996 and for the six months ended 1997 were $66,781, $108,731 and $21,795, respectively. The management-related assets and liabilities of GPS were acquired in the Consolidation Transactions and GPS is no longer active.

  Grove Development Corporation, which was owned 100% by Messrs. Damon, Brian and Edmund Navarro, provided construction services to the Company prior to consummation of the Consolidation Transactions. These services were generally provided at the cost of materials and labor plus a project management and supervision fee equal to 20% of the direct project costs. During 1995, 1996 and for the six months ended 1997, the Company (excluding its predecessors) paid Grove Development Corporation $14,607, $12,488 and $0, respectively, for construction services, including reimbursement for the cost of materials and labor. Grove Development Corporation was acquired by the Company in the Consolidation Transactions.

LOANS BY NAVAB ASSOCIATES

  NAVAB Associates (owned one-quarter each by Damon and Brian Navarro and Ronald and George Abdow) ("NAVAB") from time to time prior to the Consolidation Transactions made unsecured demand loans to certain of the Company's predecessors, with interest payable monthly at a rate equal to 2.5% over the prime rate. In addition, certain of the Company's predecessors made unsecured demand loans to NAVAB, with interest payable monthly at a rate equal to 1.5% below the prime rate. In connection with the Consolidation Transactions, the Company's predecessors paid $1,286,586 to NAVAB and NAVAB paid to the Company's predecessors $742,873 as payment in full of the amount due to or from NAVAB. Substantially all of such net amount was used by NAVAB to repay a bank loan. The Company is not pursuing additional business with NAVAB and has been informed that the principals of NAVAB intend to dissolve the entity.

THE CONSOLIDATION TRANSACTIONS

  In March 1997, the Company completed the following: (i) the creation of an UPREIT structure by forming the Operating Partnership to facilitate the Consolidation Transactions and to provide potential sellers with a mechanism to defer their tax liability; (ii) the acquisition through the Operating Partnership of 20 properties owned by affiliates of Grove; (iii) the acquisition of the property management assets and related liabilities of GPS, the entity that managed the properties owned by the REIT as well as the 20 properties owned by affiliates of Grove; (iv) a $30 million private placement (3,333,333 shares at $9.00 per share) of equity securities to investors that included, among others, MSAM and the Oregon Retirement Fund, as advised by ABKB/LaSalle; (v) the closing of a $25 million revolving credit facility and a $15 million term loan facility and the release of guarantees by certain of the Executive Officers; and (vi) an agreement for National Realty to provide certain property related services to the Company, which agreement will be terminated concurrently with the Offering.

  The valuation of the properties acquired by the Company in the Consolidation Transactions was determined based primarily upon a capitalization of net operating income produced by such properties. This methodology was used because the Company believed it appropriate to value such properties. No third party determination of the value was sought or obtained in connection with the acquisition by the Company of these properties and the value of such properties was not determined as a result of arms-length negotiations. As a result, there can be no assurance that the aggregate value of the consideration paid by the Company for such properties did not exceed the fair market value of the properties and assets acquired by the Company in connection with the Consolidation Transactions.

  As consideration for their ownership interests in the properties acquired by the Company in the Consolidation Transactions, persons contributing such properties to the Company (the "Participants in the Consolidation Transactions") received an aggregate of 2,114,439 Common Units (having an aggregate value of approximately $19.0 million, based upon the approximate market price at the time of the Consolidation Transactions) and $3.4 million in cash. The Executive Officers received an aggregate of 909,115 Common Units (having an aggregate value of approximately $8.2 million, based upon the approximate market price at the time of the Consolidation Transactions) and $177,669 in cash in connection with the Consolidation Transactions. The aggregate value of the Common Units received by the Executive Officers substantially exceeded the book value of the assets that they contributed in the Consolidation Transactions. The number of Common Units and the cash received by each of the Executive Officers individually is set forth below:


    EXECUTIVE OFFICER                                       COMMON UNITS  CASH
    -----------------                                       ------------ -------
    Damon D. Navarro.......................................   289,874    $85,797
    Brian A. Navarro.......................................   282,322     85,797
    Edmund F. Navarro......................................   247,174      6,075
    Joseph R. LaBrosse.....................................    65,833        --
    Gerald A. McNamara.....................................    23,912        --

MANAGEMENT OF EXCLUDED PROPERTIES

  Pursuant to management services agreements, the Operating Partnership provides property management services with respect to the Excluded Properties and one other property not owned by the Company in which Executive Officers have a minority ownership interest. Such management services agreements provide that the Operating Partnership will receive, with respect to each property, a fee equal to from 5% to 6% of gross income (excluding interest income). Such management services agreements have terms of one year and will automatically renew for successive one-year terms if neither party thereto gives notice of termination within 90 days prior to the end of the then current term. For the period from March 14, 1997 through June 30, 1997, the Company received management fees in the aggregate amount of $218,000.

THE MAY 1997 ACQUISITIONS

  Pursuant to a Contribution Agreement dated as of May 30, 1997, effective June 1, 1997, the Company acquired through the Operating Partnership two residential apartment complexes and a 29% interest in the partnership that owns 349 of the 432 units in River's Bend Apartments, an apartment complex located in Windsor, Connecticut.

  In connection with these transactions, the Operating Partnership issued an aggregate of 420,183 Common Units. The Board assigned a value of $10 for each of the Common Units issued, based upon the approximate market value of the Common Shares at that time. The Company also assumed mortgage debt with an aggregate remaining principal amount of $6.2 million, borrowed $1.8 million under its Credit Facility and used $68,000 of its available cash. As permitted under the Charter, the Company did not obtain independent appraisals of such properties, although the transactions were approved by a majority of the Independent Trust Managers. Of the Common Units issued in connection with these transactions, an aggregate of 9,625 were issued to entities controlled 50% by Damon Navarro and 50% by Brian Navarro. An additional 68,441 of such Common Units were issued to a partnership in which Messrs. Damon, Edmund and Brian Navarro and Joseph LaBrosse are the general partners. For services rendered in connection with investor communications, negotiation of the Contribution Agreement dated as of May 30, 1997 and related agreements, financial analyses of the acquisitions and structuring the transactions, National Realty was paid an aggregate of $522,000.

  On September 30, 1997, the Company acquired the remaining interest in the entity owning 349 of the 432 units at River's Bend Apartments from a non-affiliate for a cash payment of $4.9 million and the assumption of mortgage debt with an aggregate remaining principal amount of $8.6 million. As a result, the Company owns all of the entity that owns these 349 units. None of the Executive Officers of the Company received any portion of such cash payment.

THE JULY 1997 ACQUISITIONS

  On July 2, 1997, the Company acquired 126 condominium units at Greenfield Village Condominium in Rocky Hill, Connecticut from an unaffiliated third party. In connection with the purchase of these units, the Company paid $107,000 for expense and overhead reimbursement to National Realty.

THE SEPTEMBER 1997 ACQUISITIONS

  Pursuant to two Offers to Exchange All Outstanding Limited Partnership Interests in two affiliated partnerships, effective September 1, 1997, the Company acquired three residential apartment complexes through the Operating Partnership. In connection with these transactions, the Operating Partnership issued an aggregate of 328,332 Common Units. The Board assigned a value of $10.50 for each of the Common Units issued, based upon the approximate market value of the Common Shares at that time. The Company also assumed mortgage debt with an aggregate remaining principal amount of $9.8 million, assumed a short-term liability of $1.1 million, borrowed $750,000 under its Credit Facility and used $200,000 of its available cash. As permitted under the Charter, the Company did not obtain independent appraisals of such properties, although the transactions were approved by a majority of the Independent Trust Managers. Of the Common Units issued in connection with these transactions, 3,718 were issued to an entity controlled 50% by Damon Navarro and 50% by Brian Navarro and 794 were issued to an entity owned 32.34% by Damon Navarro and Brian Navarro. An additional 41,579 of such Common Units were issued to a partnership in which Messrs. Damon, Edmund and, Brian Navarro and Joseph LaBrosse are the general partners. In connection with this acquisition, the Company will pay National Realty a fee estimated to be $50,000.

BROKERAGE SERVICES

  Following the consummation of the Consolidation Transactions, National Realty, which is 100% owned by Messrs. Damon, Brian and Edmund Navarro and Joseph LaBrosse, provided real estate brokerage and related services to the Company. Prior to the Consolidation Transactions, these services were provided by GPS. The real estate brokerage services performed by National Realty for the Company prior to the completion of the Offering included the finding, underwriting and negotiation of purchase contracts with respect to properties to be acquired by the Company, the negotiation of the contracts with respect to properties to be sold by the Company and certain commercial leasing services. In connection with such services, National Realty received a commission on purchases or sales arranged by National Realty of less than 2%. The brokerage services contracts provided for indemnification by the Operating Partnership of National Realty and its affiliates for any liability incurred in performing such services, except in certain circumstances. The brokerage services contracts were not negotiated on an arm's-length basis and Messrs. Damon, Brian and Edmund Navarro and Mr. Joseph LaBrosse may have had conflicts of interest (due to their ownership of National Realty) in connection with the brokerage services contracts and the provision of real estate brokerage services by National Realty to the Company. In connection with the Offering, the employees of National Realty related to its real estate brokerage service will become employees of the Operating Partnership. Thereafter, the Company believes National Realty will cease operations.

GUARANTEES BY DAMON AND BRIAN NAVARRO

  Guarantees of approximately $20.3 million of mortgage indebtedness on four of the Properties guaranteed by Messrs. Damon and Brian Navarro will be released upon the repayment of such indebtedness from the net proceeds of the Offerings. See "Use of Proceeds."

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information as of October 1, 1997 concerning the beneficial ownership of Common Shares and Common Units owned directly or indirectly by (i) each Trust Manager of the Company; (ii) each Executive Officer of the Company, (iii) all Trust Managers and Executive Officers as a group, and (iv) each person believed by the Company, based solely on a review of Schedules 13G filed with the Commission, to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of more than 5% of the outstanding Common Shares. Each person named below has sole voting and investment power with respect to the shares listed, except where noted.

  The information presented assumes that all Common Units are redeemed by the holders thereof and that the Company issues Common Shares on a one-for-one basis upon such redemptions.

                                                   NUMBER OF     PERCENTAGE OF
NAME AND ADDRESS OF                                 COMMON          COMMON
BENEFICIAL OWNER(1)                                 SHARES          SHARES
-------------------                                ---------     -------------
MSAM..............................................   777,778         11.2
 1221 Avenue of the Americas
 New York, New York 10020
Oregon Retirement Fund............................   391,392          5.6
 c/o ABKB/LaSalle Securities Limited
 100 East Pratt Street
 Baltimore, Maryland 21202
Damon D. Navarro..................................   373,708(2)       5.4
Joseph R. LaBrosse................................    87,337(3)       1.3
Edmund F. Navarro.................................   320,376(4)       4.6
Theodore R. Bigman................................   777,778(5)      11.2
James F. Twaddell.................................    43,311(6)        *
Harold V. Gorman..................................     3,542(7)        *
J. Joseph Garrahy.................................     3,542(8)        *
Brian A. Navarro..................................   363,318(9)       5.2
Gerald A. McNamara................................    49,117(10)       *
Trust Managers and Executive Officers as a Group
 (9 Persons)...................................... 2,022,029(11)     28.7

--------
  * Less than 1%.
 (1) Unless otherwise indicated, the business address of each person listed is 598 Asylum Avenue, Hartford, Connecticut 06105.
 (2) Includes 330,852 Common Shares which might be acquired by Mr. Navarro upon redemption of an equal number of Common Units and 22,248 Common Shares which could be acquired within 60 days upon exercise of options.
 (3) Includes 76,883 Common Shares which might be acquired by Mr. LaBrosse upon redemption of an equal number of Common Units and 5,550 Common Shares which could be acquired within 60 days upon exercise of options.
 (4) Includes 280,357 Common Shares which might be acquired by Mr. Navarro upon redemption of an equal number of Common Units and 20,848 Common Shares which could be acquired within 60 days upon exercise of options.
 (5) Represents the Common Shares which are owned by MSAM as to which Mr. Bigman has shared voting and investment power.
 (6) Includes 11,221 and 3,542 Common Shares which could be acquired by Mr. Twaddell within 60 days upon exercise of warrants and options, respectively.
 (7) Common Shares which could be acquired by Mr. Gorman within 60 days upon exercise of options.
 (8) Includes 3,148 Common Shares which could be acquired by Mr. Garrahy within 60 days upon exercise of options.
 (9) Includes 323,299 Common Shares which might be acquired by Mr. Navarro upon redemption of an equal number of Common Units and 20,848 Common Shares which could be acquired within 60 days upon exercise of options.
(10) Includes 40,750 Common Shares which might be acquired by Mr. McNamara upon redemption of an equal number of Common Units and 4,528 Common Shares which could be acquired within 60 days upon exercise of options.
(11) Includes 1,052,092 Common Shares which might be acquired upon redemption of an equal number of Common Units and 11,221 and 84,254 Common Shares which could be acquired within 60 days upon exercise of warrants and options, respectively.

                 DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

  The following summary of the Company's capital shares does not purport to be complete, and is qualified in its entirety by reference to the pertinent sections of the Charter, which is filed as an exhibit or incorporated by reference herein. See "Available Information."

  The Company is a REIT. Rights of shareholders are governed by the Maryland Real Estate Investment Trust Act and related statutes (collectively, the "Maryland REIT Act"), the Charter and the Company's Bylaws.

  General. The Charter provides that the Company may issue up to 14,000,000 shares of beneficial interest, consisting of 13,999,000 Common Shares and 1,000 Preferred Shares. The Transfer Agent and Registrar for the Common Shares is The First National Bank of Boston.

  Indemnification for, and Limitation on, Liability. Both the Maryland REIT Act and the Charter provide that no shareholder will be personally liable for any obligation of the Company solely as a result of his, her or its status as a shareholder of the Company. The Bylaws further provide that the Company shall indemnify each shareholder against any claim or liability for which the shareholder may become subject by reason of being or having been a shareholder, and that the Company shall pay or reimburse each shareholder for all legal and other expenses reasonably incurred in connection with any such claim or liability. In addition, it is the Company's policy that shareholders assume no personal liability for obligations entered into on behalf of the Company. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Company. Inasmuch as the Company carries public liability insurance which it believes will be adequate, any risk of personal liability to shareholders is limited to a situation in which the Company's assets plus its insurance coverage would be insufficient to satisfy such claims against the shareholders.

  Under the Charter and the Company's Bylaws, the Company has similar indemnification obligations to the Trust Managers and officers and to persons who, at the request of the Company, serve or have served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, shareholder or trustee to the maximum extent permitted by Maryland law as in effect from time to time unless (i) such person's act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) such person actually received an improper benefit or profit in money, property or services actually received or (iii) in the case of a criminal proceeding, such person had reasonable cause to believe his or her act or omission was unlawful. The Charter further provides that, to the maximum extent permitted by Maryland law as in effect from time to time, no Trust Manager or officer is liable to the Company or any shareholder of the Company for money damages. Under the Maryland REIT Act, the provision of the Charter limiting the liability of Trust Managers and officers is not applicable (a) to the extent that it is proved that the Trust Manager or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received or (b) to the extent that a judgment or other final adjudication adverse to the Trust Manager or officer is entered in a proceeding based on a finding in the proceeding that such Trust Manager's or officer's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Indemnification of any such person by the Company may also be made in accordance with any indemnification agreement which the Company may enter into with such person.

  Rights with Respect to Dividends and in the Event of Liquidation, Dissolution or Winding-Up. All issued and outstanding Common Shares are duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares or series of shares of beneficial interest (if any), holders of Common Shares are entitled to receive dividends if, as and when authorized and declared by the Board out of assets legally available therefor, and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

  Voting Rights. Each outstanding Common Share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders, including the election of Trust Managers, and, except as otherwise required by law or except as provided with respect to any other class or series of shares of beneficial interest, the holders of Common Shares will possess exclusive voting power. Shareholders have the right to vote only on the following matters: (i) the election or removal of Trust Managers; (ii) the amendment of the Charter;
(iii) the voluntary dissolution or termination of the Company; (iv) the reorganization of the Company and (v) the merger or consolidation of the Company or the sale or other disposition of all or substantially all of its assets. There is no cumulative voting in the election of Trust Managers, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trust Managers then standing for election, and the holders of the remaining shares of beneficial interest, if any, will not be able to elect any Trust Managers. The Charter permits the Trust Managers to amend the Charter, by a two-thirds vote, from time to time to enable the Company to qualify as a REIT under the Internal Revenue Code or the Maryland REIT Act without the affirmative vote or written consent of the shareholders.

  The Company's Bylaws contain provisions requiring shareholders to provide advance notice to the Company before presenting a nomination or bringing any other business before an annual meeting of the Company's shareholders. Such notice must be received by the Company not less than 60 nor more than 90 days before the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or 60 days after such first anniversary, then notice by the shareholders must be delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The Company's Bylaws further specify information which must be included in any such notice. If a shareholder fails to comply with these procedures, any nomination or other business which the shareholder proposes to bring before the annual meeting will be considered not properly brought before the meeting.

  Other Rights. Under the Charter, holders of Common Shares have no conversion, sinking fund, redemption or preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Charter regarding Excess Shares, and to any future classification of Common Shares (see "-- Preferred Shares in General" and "--Classification or Reclassification of Common Shares or Preferred Shares"), Common Shares have equal voting, dividend, distribution, liquidation and other rights, and have no preference, exchange or, except as expressly required by the Maryland REIT Act, appraisal rights.

  Preferred Shares in General. Preferred Shares may by issued from time to time, in one or more series, as authorized by the Board. Prior to issuance of shares of each series, the Board is required by the Maryland REIT Act and the Charter to designate for each such series, subject to the provisions of the Charter regarding Excess Shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The Board could authorize the issuance of Preferred Shares with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the Common Shares might believe to be in their best interests or in connection with which holders of some, or a majority, of the Common Shares might receive a premium for their Common Shares over the then-prevailing market price of such Common Shares. As of the date hereof, no Preferred Shares are outstanding.

  Classification or Reclassification of Common Shares or Preferred
Shares. Subject to the express terms of any series of Preferred Shares or any class of Common Shares then outstanding and to the provisions of the Charter regarding Excess Shares, the Charter authorizes the Board to increase or decrease the number of, alter the designation of or classify or reclassify any unissued shares by setting or changing, in any one or more respects, from time to time before issuing the shares, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any series or class of shares.

  Restrictions on Transfer. In order for the Company to qualify as a REIT under the Internal Revenue Code, Equity Shares (i.e., Common Shares or Preferred Shares) must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the issued and outstanding Equity Shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities such as qualified private pension plans) during the last half of a taxable year or during a proportionate part of a shorter taxable year.

  Because the Company expects to continue to qualify as a REIT, the Charter contains restrictions on the ownership and transfer of Equity Securities which are intended to assist the Company in complying with these requirements. The Charter provides that, subject to certain specified exceptions, (i) no person or entity (other than executive officers of the Company) may beneficially own more than 5.0%, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding Equity Shares (i.e., the Ownership Limit and the Constructive Ownership Limit, respectively) and no executive officer of the Company may, nor may the executive officers in the aggregate, own more than the Executive Officer Ownership Limit. The Board has waived such limits with respect to MSAM and the Oregon Retirement Fund. The constructive ownership rules of the Internal Revenue Code are complex and may cause Equity Shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 5.0% or 20% of the Equity Shares (or the acquisition of an interest in an entity that owns, actually or constructively, Equity Shares) by an individual or entity could nevertheless cause that individual, or another individual or entity, to own constructively in excess of 5.0%, 9.8% or 20% of the outstanding Equity Shares and, thus, subject such Equity Shares to the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit, as the case may be. The Board may, but in no event is required to, waive the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit with respect to a particular shareholder if it determines that such ownership will not jeopardize the Company's status as a REIT. As a condition to such waiver, the Board may require undertakings or representations from the applicant with respect to preserving the REIT status of the Company.

  The Charter prohibits a person from beneficially or constructively owning Equity Shares that would result in the Company's being "closely held" under
Section 856(h) of the Internal Revenue Code or otherwise cause the Company to fail to qualify as a REIT (including, but not limited to, ownership that would result in the Company's owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Internal Revenue Code if the income derived by the Company (either directly or through one or more partnerships) from such tenant would cause the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Internal Revenue
Code). The Charter further provides that any transfer of Equity Shares, if such transfer would result in Equity Shares being owned by fewer than 100 persons, shall be void ab initio. Any person who acquires or attempts or intends to acquire Equity Shares that will or may violate any of the foregoing restrictions on transferability and ownership is required to give written notice immediately to the Company and to provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board determines that it is no longer in the best interest of the Company to attempt to quality, or to continue to qualify, as a REIT.

  The Charter provides that, if any attempted transfer of Equity Shares or any other event would otherwise result in any person's violating the Ownership Limit, the Constructive Ownership Limit, the Executive Officer Ownership Limit or the Charter, then, unless the Board has waived compliance with the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit, as the case may be, the shares in excess of the applicable limit are automatically transferred by operation of law to a Special Trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). If for any reason the transfer to the Special Trust is not effective, the attempted transfer resulting in such violation will be void ab initio and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of Equity Shares in excess of the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit, as the case may be, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such Equity Shares in excess of the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit, as the case may be (the "Prohibited Owner") shall cease to own any right or interest) in such Equity Shares.

  Any automatic transfer described in the preceding paragraph shall be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Within 20 days of receiving notice from the Company of the transfer of Equity Shares to the Special Trust, the trustee of the Special Trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) (the "Special Trustee") will be required to sell such shares to a person or entity who may own such shares without violating the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit, as the case may be, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such Equity Shares or the net sales proceeds received by the Special Trust for such Equity Shares.

  In the case of any Equity Shares in excess of the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit, as the case may be, resulting from an event other than a transfer, or from a transfer for no consideration (such as a gift), the Special Trustee will be required to sell such Equity Shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such Equity Shares as of the date of such event or the sale proceeds received by the Special Trust for such Equity Shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale by the Special Trust of any Equity Shares in excess of the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit, the Special Trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by the Company with respect to such Equity Shares. Subject to Maryland law, effective as of the date that such Equity Shares have been transferred to the Special Trust, the Special Trustee shall have the authority (at the Special Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Transferee prior to the discovery by the Company that such Equity Shares have been transferred to the Special Trustee and (ii) to recast such vote in accordance with the desires of the Special Trustee acting for the benefit of the Beneficiary. However, if the Company has already taken irreversible action, then the Special Trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by the Company that such shares had been automatically transferred to the Special Trust as described above) will be required to be repaid to the Special Trustee upon demand for distribution to the Beneficiary. In the event that the transfer to the Special Trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit, as the case may be, then the Charter provides that the transfer of the Equity Shares will be void.

  In addition, Equity Shares held in the Special Trust shall be deemed to have been offered for sale to the Company or its designee, at a price per Equity Share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Special Trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date the Company or its designee accepts such offer. The Company shall have the right to accept such offer until the Special Trustee has sold the Equity Shares held in the Special Trust. Upon such a sale to the Company, the interest of the Beneficiary in the shares sold shall terminate, and the Special Trustee shall distribute the net proceeds of the sale to the Prohibited Transferee or Prohibited Owner, as the case may be, and any dividends or distributions held by the Special Trustee with respect to such Equity Shares shall thereupon be paid to the Beneficiary.

  All certificates representing shares of beneficial interest will bear a legend referring to the restrictions described above.

  Each shareholder will, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of Common Shares as the Board deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of Common Shares might receive a premium for their Common Shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

  Reports. Shareholders will receive annual reports containing audited financial statements with a report thereon by the Company's independent certified public accountants and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                      CERTAIN PROVISIONS OF MARYLAND LAW
                    AND OF THE COMPANY'S CHARTER AND BYLAWS

  The following summary of certain provisions of Maryland law and of the Charter and Bylaws of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to the Charter and Bylaws of the Company, as amended, which are filed as exhibits to or incorporated by reference into the Registration Statement of which this Prospectus is a part.

DURATION

  Under the Charter, the Company has a perpetual term, subject to the authority of the shareholders to terminate the Company's existence and liquidate its assets and subject to termination pursuant to the Maryland REIT Act. See "--Termination of the Company and REIT Status."

BOARD OF TRUST MANAGERS

  The Charter provides that the number of Trust Managers of the Company may be established by the Board, but may not be fewer than two nor more than fifteen. It also provides that the Board must consist of a majority of Independent Trust Managers at all times. The Company's Bylaws provide that any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the Trust Managers.

  The Charter provides that at each annual meeting of shareholders, the successors of the class of Trust Managers whose term expires at such meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.

  The Charter provides that a Trust Manager may be removed only for cause (as defined in the Charter) and only by the affirmative vote of holders of not less than two-thirds of the Equity Shares then outstanding and entitled to vote in the election of Trust Managers.

MEETINGS OF SHAREHOLDERS

  The Charter requires the Company to hold an annual meeting of shareholders for the election of Trust Managers and the conduct of any other proper business. Special meetings of shareholders may be called by the Company's Secretary upon written request of the holders of shares entitled to cast not less than 25% of all votes entitled to be cast at such meeting. Special meetings of shareholders may also be called by the Chairman of the Board or the President or by action of one-third of the Trust Managers.

PREFERRED SHARES

  The Charter authorizes the Board to designate one or more series of Preferred Shares and to determine, with respect to any series of Preferred Shares, the number of shares constituting such series and the terms, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption.

BUSINESS COMBINATIONS

  Under the MGCL, as applicable to a Maryland REIT, certain "business combinations" (including mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities) between a Maryland real estate investment trust and any Interested Shareholder must be: (i) recommended by the trustees of such trust and (ii) approved by the affirmative vote of at least: (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest of the trust and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest other than shares held by the Interested Shareholder with whom the business combination is to be effected, unless, among other conditions, the trust's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. In addition, an Interested Shareholder or any affiliate thereof may not engage in a "business combination" with the trust for a period of five years following the most recent date on which the Interested Shareholder becomes an Interested Shareholder. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder. An amendment to a Maryland REIT's declaration of trust electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest of the trust, voting together as a single voting group, including two-thirds of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest other than shares of beneficial interest held by Interested Shareholders. Any such amendment shall not be effective until 18 months after the vote of shareholders and does not apply to any business combination of the trust with an Interested Shareholder on the date of the shareholder vote.

  The business combination statute could have the effect of delaying, deferring or preventing offers to acquire the Company, and of increasing the difficulty of consummating any such offer.

CONTROL SHARE ACQUISITIONS

  The MGCL, as applicable to a Maryland REIT, provides that "control shares" of a Maryland real estate investment trust acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter by shareholders, excluding shares owned by the acquiror, by officers or by trustees who are employees of the trust in question. "Control shares" are voting shares which, if aggregated with all other shares previously acquired by such acquiror, would entitle the acquiror to exercise the voting power in the election of trustees within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

  A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the trust's board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to the absence of voting rights, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

  The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction, or to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

  The Bylaws contain a provision exempting from the control share provisions any and all acquisitions by any person of shares of the Company. Although there can be no assurance that this provision will not be amended or eliminated, the Bylaws provide that such provision may not be amended or eliminated without the approval of at least a majority of the Common Shares.

AMENDMENT OF THE CHARTER

  The Charter may be amended by the shareholders, only by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. In addition, the Charter may be amended by the Trust Managers, by a two-thirds vote, from time to time to enable the Company to qualify as a REIT. The Charter provides that in the event that the Board shall determine, with the advice of counsel, that any one or more of the provisions of the Charter (the "Conflicting Provisions") are in conflict with the Maryland REIT Act, the Internal Revenue Code or other applicable Federal or state law, the Conflicting Provisions shall be deemed never to have constituted a part of the Charter, even without any amendment thereof.

TERMINATION OF THE COMPANY AND REIT STATUS

  The Charter permits the Board to revoke or otherwise terminate the election that the Company be taxed as a REIT if the Board determines that it is no longer in the best interest of Grove for it to continue to qualify as a REIT. Pursuant to the Charter, the Company may be dissolved or terminated by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter.

TRANSACTIONS BETWEEN THE COMPANY AND ITS TRUSTEES OR OFFICERS

  The Charter provides that any contract or transaction between the Company and one or more Trust Managers or officers of the Company must be approved by the Board, including approval by a majority of the Independent Trust Managers.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  The Maryland REIT Act permits a Maryland real estate investment trust to include in its Charter a provision limiting the liability of its trustees to the trust and its shareholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter of the Company contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

  The Company's Bylaws require it to indemnify (i) any present or former Trust Manager, officer or shareholder (including among the foregoing, any individual who, while a Trust Manager, officer or shareholder at the express request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, shareholder, partner or trust manager) who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of such status, against reasonable expenses incurred by him in connection with the proceeding; (ii) any present or former Trust Manager against any claim or liability to which he may become subject by reason of his

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

status as such unless it is established that (a) his act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (b) he actually received an improper personal benefit in money, property or services or (c) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful and (iii) each shareholder or former shareholder against any claim or liability to which he may become subject by reason of his status as a shareholder or former shareholder. In addition, the Company's Bylaws require it to pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a present or former Trust Manager, officer or shareholder made party to a proceeding by reason of his status as a Trust Manager, officer or shareholder provided that in the case of a Trust Manager or officer, the Company shall have received (i) a written affirmation by the Trust Manager or officer of his good faith belief that he has met the applicable standard of conduct necessary for indemnification by the Company as authorized by the Bylaws and (ii) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the applicable standard of conduct was not met. The Company's Bylaws also (i) permit the Company to provide indemnification and payment or reimbursement of expenses to a present or former Trust Manager, officer or shareholder who served a predecessor of the Company; (ii) provide that any indemnification or payment or reimbursement of expenses permitted by the Bylaws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Section 2-418 of the MGCL for directors of Maryland corporations and (iii) permit the Company to provide such other and further indemnification or payment or reimbursement of expenses as may be permitted by the MGCL for directors of Maryland corporations.

MARYLAND ASSET REQUIREMENTS

  To maintain its qualification as a Maryland REIT, the Maryland REIT Act requires that the Company hold, either directly or indirectly, at least 75% of the value of its assets in real estate assets, mortgage or mortgage-related securities, government securities, cash and cash equivalent items, including high-grade short-term securities and receivables. The Maryland REIT Act also prohibits using or applying land for farming, agriculture, horticulture or similar purposes.

          PRACTICES AND OBJECTIVES WITH RESPECT TO CERTAIN ACTIVITIES

  General. The following is a discussion of certain investment, financing and other practices of the Company. These practices may be amended or revised from time to time without a vote of the Company's shareholders, except that the Company cannot change its policy of holding its assets and conducting its business principally through the Operating Partnership without the consent of the holders of Common Units as provided in the Operating Partnership Agreement. See "Operating Partnership Agreement--Transferability of Interests." No assurance can be given that the Company's investment objectives will be attained or that the value of the Company will not decrease.

  Investment Objectives and Practices. The Company's investment objective is to provide quarterly distribution of a portion of cash available for distribution and achieve long-term capital appreciation through increases in cash flow from operations, reinvestment of retained cash and growth of the Company's property portfolio through acquisitions and repositioning. For a discussion of the Company's growth strategy of property acquisition and repositioning and related business strategies, see "The Company--Business Objectives and Growth Strategies." The Company's practice is to acquire assets primarily for generation of current income and appreciation in long-term value.

  The Company may purchase or lease income-producing multifamily, mixed-use or specialty retail properties for long-term investment, expand and improve the properties acquired, or sell such properties, in whole or in part, when circumstances warrant. Financing or indebtedness of the Properties, or any properties to be acquired by the Company in the future, may be secured by a first mortgage. Any such financing or indebtedness will have a priority over the Common Shares in the event of a forced sale or upon liquidation of any property in the Company's portfolio.

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

  While the Company emphasizes equity real estate investments in multifamily properties, it may, at the discretion of the Board, invest in shoreline or coastal mixed-use buildings, equity real estate investments in other types of properties, mortgages (including participating or convertible mortgages), stock of other REIT's and other real estate interests. The Company does not presently intend to invest in mortgages or stock of other REIT's. The investment by the Company in securities of other REIT's, other concerns engaged in real estate activities or other issues is subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification.

  Disposition. The Company periodically will review the assets in the Company's portfolio. The Company has no current intention to dispose of any of the Properties, or any property that may be acquired in the future, unless the Board, based in part upon management's periodic reviews, determines that the disposition of such property is in the best interests of the Company.

  Financing Practices. The Company intends to maintain a conservative debt to total capitalization ratio of 60% or less. Such ratio presents total debt of the Company as a percentage of the market value of the Common Shares (assuming the exchange of all Common Units for Common Shares) plus total debt of the Company. The Company's Charter and Bylaws, however, do not limit the amount of percentage of indebtedness that the Company may incur. In addition, from time to time, the Company may modify its debt practice in light of current economic conditions, relative costs of debt and equity capital, market values of its properties, general conditions in the market for debt and equity securities, fluctuations in the fair market prices of the Common Shares, growth and acquisition opportunities and other factors. Accordingly, the Company may increase or decrease its debt to total capitalization above or below 60%.

  In the event that the Board determines to raise additional equity capital, the Board has the authority, without approval of the shareholders, to issue additional Common Shares, Preferred Shares or Common Units in any manner (and on such terms and for such consideration) it deems appropriate, including in exchange for property. Existing shareholders will have no preemptive right to purchase shares issued in any subsequent offering by the Company, and any such offering might cause a dilution of shareholders' investment in the Company. It is currently the Company's intention to seek shareholder approval of an amendment to the Charter to permit the Board to increase or decrease the number of Common Shares and Preferred Shares which the Company may issue without any further approval of the Company's shareholders.

  Indebtedness incurred by the Company may be in the form of bank borrowings, purchase money obligations to the sellers of properties, publicly or privately placed debt instruments or financing from institutional investors or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the property owned by the Company. The recourse of the holders of such indebtedness may be to all or any part of the property of the Company or may be limited to the particular property to which the indebtedness relates. The proceeds from any borrowings by the Company must be lent, on the same terms, to the Operating Partnership. See "The Operating Partnership Agreement--Capital Contribution."

  Other. The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940. The Company does not intend (i) to invest in the securities of other issuers for the purpose of exercising control over such issuer; (ii) to underwrite securities of other issuers or (iii) to trade actively in loans or other investments.

  The Company may make investments other than as previously described, although it does not currently intend to do so. The Company has authority to purchase or otherwise acquire Common Shares or any of its other securities in the open market or otherwise may engage in such activities in the future.

  The Company has not made any loans to third parties, although it may in the future make loans to third parties, including, without limitation, to entities in which it has an interest. The Company has not engaged in trading, underwriting or agency distribution or sale of securities of other issuers, and the Company does not intend to do so in the future. The Company's practices with respect to such activities may be reviewed and modified from time to time by the Board without the vote of the shareholders.

  At all times, the Company intends to make investments in such a manner as to be consistent with the requirements of the Internal Revenue Code to qualify as a REIT unless, because of circumstances or changes in the Internal Revenue Code, the Board determines to revoke the Company's REIT election.

  The Company has authority to offer its Common Shares, or options to purchase Common Shares, in exchange for property and to repurchase or otherwise acquire its Common Shares in the open market or otherwise and may engage in such activities in the future. The Company expects (but is not obligated) to issue Common Shares to holders of Common Units in the Operating Partnership upon exercise of their redemption rights.

                       SHARES AVAILABLE FOR FUTURE SALE

  Upon completion of the Offerings, the Company will have outstanding 8,453,829 Common Shares, of which 4,110,824 Common Shares will be freely tradable in the public market by persons other than affiliates of the Company without restriction or registration under the Securities Act. In addition, the Company has reserved approximately 2.3 million Common Shares for issuance upon exchange of Common Units and 1,018,120 Common Shares for issuance upon exercise of options granted under the 1994 Plan and the 1996 Plan. On the date hereof, the Compensation Committee has granted options for 500,000 additional Common Shares with an exercise price equal to the public offering price set forth on the cover page hereof. See "Management--Executive Compensation." All of the Common Shares issued in the Offerings will be freely tradeable by persons other than "affiliates" of the Company without registration or other restrictions under the Securities Act, subject to limitations on ownership set forth in the Charter. See "Description of Shares of Beneficial Interest-- Restrictions on Transfer." The 3,333,333 Common Shares issued in March 1997, the Common Shares owned by "affiliates" of the Company, and the Common Shares issuable at the option of the Company upon exchange of Common Units (other than those issued pursuant to registration rights as described below), are deemed to be "restricted securities" within the meaning of Rule 144, and may not be transferred in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions pursuant to Rule 144. The 3,333,333 Common Shares issued in March 1997 may be publicly resold pursuant to the Shelf Registration Statement. The shares held
by the Executive Officers and Trust Managers and       of the Common Shares
covered by the Shelf Registration Statement are subject to lock-up agreements that prohibit their resale for a period of 180 days from the date of this Prospectus without the prior consent of Smith Barney Inc. The Company intends to exercise its right to suspend sales of the remaining shares under the Shelf Registration Statement for a period of 90 days from the date of this Prospectus. After the expiration of such periods, these shares may be freely sold, subject to the volume limitations and other provisions of Rule 144 with respect to the Common Shares held by the Trust Managers, the Executive Officers and other affiliates of the Company. The Common Shares are also subject to other restrictions to facilitate the maintenance of REIT status by the Company. See "Description of Shares of Beneficial Interest--Restrictions on Transfer."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated with them in accordance with Rule 144) who has beneficially owned "restricted shares" (defined generally as shares acquired from the issuer or an affiliate in a non-public transaction) for at least one year, as well as any person who purchased unrestricted shares on the open market who is an affiliate of the Company, would be entitled to sell, subject to certain manner of sale, public information and notice requirements, within any three-month period, a number of Common Shares that does not exceed the greater of 1% of the then-outstanding number of Common Shares or 1% of the average weekly trading volume of those shares during the four calendar weeks preceding each such sale. After restricted shares are held for two years, a person who is not then an affiliate of the Company and has not been an affiliate of the Company at any time during the 90 days preceding a sale is entitled to sell such shares under Rule 144(k) without regard to these volume limitations. Sales of Common Shares by affiliates of the Company will continue to be subject to the volume limitations, unless resold under an effective registration statement under the Securities Act.

  The Operating Partnership issued a total of 2.3 million Common Units to affiliates, including the Executive Officers, and non-affiliates in connection with the Consolidation Transactions, which may be redeemed by holders for cash or, at the Company's option, exchanged for Common Shares, subject to certain anti-dilution adjustments.

  Common Shares issued at the option of the Company upon the redemption of Common Units for Common Shares may be sold in the public market pursuant to the registration rights described below. Future sales of the Common Shares could have an adverse effect on the market price of Common Shares and the existence of Common Units, options and Common Shares reserved for issuance at the option of the Company upon redemption of Common Units, and the exercise of registration rights (described below) may adversely affect the market price of Common Shares and/or the terms upon which the Company may be able to obtain capital through the sale of equity securities.

  Each limited partner of the Operating Partnership will have redemption rights, which will permit the holder, at any time beginning one year after the issuance of Common Units of the Operating Partnership, to require the Operating Partnership to redeem part or all of such holder's Common Units for cash (based on the fair market value of an equivalent number of Common Shares on the date of such redemption) or, at the option of the Company, to exchange such Common Units for Common Shares on a one-for-one basis (subject to certain antidilution adjustments and conditions), subject to indemnification claims. As of the date hereof, approximately 3,003,906 Common Units are outstanding which are not held by the Company.

  In order to protect the Company's status as a REIT, a holder of Common Units is prohibited from receiving Common Shares upon redemption of Common Units, to the extent that as a result of such exchange any person would own or would be deemed to own a number of Common Shares in excess of the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit, or if ownership of such Common Shares by such holder would otherwise cause the Company to fail to continue to qualify as a REIT. See "Description of Shares of Beneficial Interest--Restrictions on Transfer."

REGISTRATION RIGHTS

  The Company has granted certain entities and individuals receiving Common Units certain registration rights with respect to Common Shares which may be issued upon redemption of such Common Units. Pursuant to a Registration Rights Agreement with the holders of Common Units issued in the Consolidation Transactions, the Company has agreed to file and, except as described below, keep continuously effective beginning promptly one year after the completion of the Consolidation Transactions a registration statement covering the issuance of shares upon redemption of Common Units issued in the Consolidation Transactions and the resale thereof. Pursuant to a Registration Rights Agreement with the purchasers of Common Shares sold in March 1997, the Company has filed and will generally keep continuously effective the Shelf Registration Statement. All such registration rights permit holders to include shares for sale in any registration statement filed by the Company, subject to certain exceptions. All such registration rights will be subject to certain significant conditions, including, but not limited to, the Company's ability to effect and maintain such registration, customary blackout provisions and any procedures and limitations which may be imposed by the staff of the Commission. The Company will bear expenses incident to its registration obligations upon exercise of such registration rights, except that it will not bear any underwriting discounts or commissions, transfer taxes or fees of counsel for selling securityholders relating to registration of registrable shares; provided that, for an underwritten offering, the Company will not pay such expenses unless the gross proceeds thereof are at least $10 million.

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

                      THE OPERATING PARTNERSHIP AGREEMENT

  The following summary of the Agreement of Limited Partnership of the Operating Partnership (the "Operating Partnership Agreement") and the description of certain provisions set forth elsewhere in this Prospectus, are qualified in their entirety by reference to the Operating Partnership Agreement, which is filed as an exhibit or incorporated by reference to the Registration Statement of which this Prospectus is a part. See "Available Information."

  Management. The Operating Partnership has been organized as a Delaware limited partnership pursuant to the terms of the Operating Partnership Agreement. Grove is the sole general partner of the Operating Partnership. Generally, pursuant to the Operating Partnership Agreement, Grove, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership, including the ability to cause the Operating Partnership to enter into certain major transactions, including acquisitions, dispositions and financings, and to make distributions in accordance with the terms of the Operating Partnership Agreement. The limited partners of the Operating Partnership have no authority to transact business for, or participate in or exercise control or management power over, the business and affairs of the Operating Partnership, except as provided in the Operating Partnership Agreement and as required by applicable law.

  Indemnification. The Operating Partnership Agreement provides for indemnification of Grove, as general partner, the officers and Trust Managers or directors of Grove and the Operating Partnership and such other persons as Grove may designate for any losses, claims, damages, liabilities or expenses incurred by them by reason of operations of the Operating Partnership in which they are involved, unless it is established that their conduct was in bad faith or the result of active and deliberate dishonesty, they received an improper personal benefit, or they had reason to believe such conduct was unlawful.

  Transferability of Interests. Except as otherwise provided below, the Operating Partnership Agreement provides that Grove may not voluntarily withdraw from the Operating Partnership, or transfer or assign its interest in the Operating Partnership, without the consent of all of the holders of limited partner interests. Pursuant to the Operating Partnership Agreement, prior to March 14, 1998, the limited partners have agreed not to transfer, assign, sell, encumber or otherwise dispose of, without the consent of Grove, their interests in the Operating Partnership, other than, subject to a right of first refusal in favor of Grove, to Grove or to certain other specified persons who agree to assume the obligations of the transferor under the Operating Partnership Agreement.

  Grove may not engage in any merger, consolidation or other combination with or into another person, any sale of all or substantially all of its assets or any reclassification, recapitalization or change of its outstanding equity interests (a "Termination Transaction"), unless the Termination Transaction has been approved by holders of at least 66 2/3% of the Common Units (including Common Units held by the Company) and in connection with which all holders of Common Units will receive, or will have the right to elect to receive, for each Common Unit an amount of cash, securities or other property equal to the product of the number of Common Shares for which each Common Unit is then exchangeable and the greatest amount of cash, securities, or other property paid to the holder of one Common Share in consideration of one Common Share pursuant to the Termination Transaction. If, in connection with the Termination Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 33 1/3% of the outstanding Common Shares, each holder of Common Units will receive, or will have the right to elect to receive, the greatest amount of cash, securities or other property which such holder would have received had it exercised its right to redemption and received Common Shares in exchange for its Common Units immediately prior to the expiration of such purchase, tender or exchange offer, and had thereupon accepted such purchase, tender or exchange offer.

  Grove also may merge or otherwise combine its assets with another entity if the following conditions are met: (i) substantially all of the assets directly or indirectly owned by the surviving entity, other than Common Units held by Grove, are held, directly or indirectly, by the Operating Partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with the Operating Partnership (in each case, the "Surviving Partnership"); (ii) the limited partners of the Operating Partnership own a percentage interest of the Surviving Partnership based on the relative fair market value of the net assets of the Operating Partnership and the other net assets of the Surviving Partnership immediately prior to the consummation of such transaction; (iii) the rights, preferences and privileges of the limited partners of the Operating Partnership in the Surviving Partnership are at least as favorable as those in effect immediately prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the Surviving Partnership; and
(iv) such rights of the limited partners of the Operating Partnership include the right to exchange their interests in the Surviving Partnership for at least one of the following: (a) the consideration available to such persons pursuant to the preceding paragraph or (b) if the ultimate controlling person of the Surviving Partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the relative fair market value of such securities and the Common Shares. For purposes of this paragraph, the determination of relative fair market values shall be reasonably determined by Grove as of the time of the Termination Transaction and, to the extent applicable, shall be no less favorable to the limited partners of the Operating Partnership than the relative values reflected in the terms of the Termination Transaction.

  In respect of any transaction described in the preceding two paragraphs, Grove is required to use its commercially reasonable efforts to structure such transaction to avoid causing the limited partners of the Operating Partnership to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in such transaction.

  Issuance of Additional Common Units. As sole general partner of the Operating Partnership, Grove has the ability to cause the Operating Partnership to issue additional Common Units representing general and limited partnership interests in the Operating Partnership, including partnership interests with such designations, preferences and other special rights as shall be determined by Grove in its sole discretion and subject to applicable laws.

  Capital Contribution. The Operating Partnership Agreement provides that if the Operating Partnership requires additional funds at any time or from time to time in excess of funds available to the Operating Partnership from borrowings or capital contributions, Grove may incur debt and lend such funds to the Operating Partnership on the same terms and conditions as are applicable to Grove's borrowing of such funds. As an alternative to borrowing funds required by the Operating Partnership, Grove may contribute the amount of such required funds as an additional capital contribution to the Operating Partnership. If Grove so contributes additional capital to the Operating Partnership, Grove's partnership interest in the Operating Partnership will be increased on a proportionate basis. Conversely, the partnership interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by Grove.

  Pursuant to the Operating Partnership Agreement, Grove is required to contribute the net proceeds from the issuance of additional Common Shares to the Operating Partnership. In accordance with this requirement, Grove will contribute all of the net proceeds of the Offerings to the Operating Partnership, and Grove's partnership interest in the Operating Partnership will be increased on a proportionate basis. See "Use of Proceeds."

  Awards Under Employee Benefit Plans. If Common Shares are issued pursuant to an award granted under any stock incentive, stock option, stock ownership or employee benefits plan, the Operating Partnership Agreement requires Grove to contribute to the Operating Partnership, as an additional contribution, any consideration received by Grove upon such issuance. Upon such contribution, Grove will be issued a number of Common Units in the Operating Partnership equal to the number of Common Shares so issued.

  Distributions. Distributions made by the Operating Partnership shall be made first to holders of interests in the Operating Partnership entitled to preferences in distribution (of which currently there are none) and second on a pro rata basis to the holders of interests not entitled to any such preferences.

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

  Limited Partner Redemption/Exchange Rights. On or after March 14, 1998, a limited partner of the Operating Partnership will have the right to require the Operating Partnership to redeem part or all of such limited partner's Common Units (based on the fair market value of an equivalent number of Common Shares at the time of such redemption). The Operating Partnership may redeem such Common Units for cash or Grove may, at its option, elect to redeem such Common Units, in lieu of redemption by the Operating Partnership, by delivering to the limited partner one Common Share for each Common Unit tendered (subject to antidilution adjustments). In order to protect Grove's status as a REIT, a holder of Common Units is prohibited from exchanging Common Units for Common Shares to the extent that such exchange would cause any person to violate restrictions on ownership and transfer of the Common Shares set forth in the Charter. See "Description of Shares of Beneficial Interest--Restrictions on Transfer."

  Tax Matters. Pursuant to the Operating Partnership Agreement, Grove is the "tax matters partner" of the Operating Partnership and, as such, will have authority to make tax elections under the Internal Revenue Code on behalf of the Operating Partnership.

  The net income or net loss of the Operating Partnership generally is allocated to Grove and the limited partners in accordance with their percentage interests, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and the applicable Treasury Regulations. For further discussion of such allocations, see "Federal Income Tax Considerations--Tax Aspects of Operating Partnership and Property Partnerships."

  Operations. The Operating Partnership Agreement requires that the Operating Partnership be operated in a manner that will enable Grove to satisfy the requirements for qualification as a REIT and to avoid any federal income or excise tax liability.

  Representations and Warranties. Each partner of the Operating Partnership made certain customary representations and warranties regarding such partner's ability to receive Common Units and enter into the Operating Partnership Agreement. In addition, each partner of the Operating Partnership which was a party to the Contribution Agreement made the same representations and warranties in the Operating Partnership Agreement as such partner made in the Contribution Agreement including, in the case of the partners affiliated with Grove at the time of execution of the Contribution Agreement, representations and warranties which related to, among other things, compliance with laws, environmental matters, the absence of liens and encumbrances, tenant leases, litigation, contractual obligations and the existence of insurance. The Operating Partnership Agreement provides that the representations and warranties of the partners survive the execution of the Operating Partnership Agreement.

  Certain Limited Partner Approval Rights. The Operating Partnership Agreement provides that if the limited partners other than Grove own at least 5% of the outstanding Common Units (including Common Units held by Grove), Grove shall not, on behalf of the Operating Partnership, take any of the following actions without the prior consent of the holders of more than 50% (excluding Common Units held by Grove) of the Common Units representing limited partner interests: (i) dissolve the Operating Partnership, other than incident to a merger or sale of substantially all of Grove's asset or (ii) prior to March 14, 2002, sell in a taxable transaction the Fox Hill Commons, Colonial Village or Woodbridge Apartment Properties, other than incident to a merger or sale of substantially all of Grove's assets.

  Term. The Operating Partnership will continue in full force and effect until December 31, 2056 or until sooner dissolved pursuant to the terms of the Operating Partnership Agreement.

  Amendments. The Operating Partnership Agreement generally may be amended only with the consent of the partners holding Common Units in the aggregate at least equal to 66 2/3% of the Common Units, except (i) to add to the obligations of the general partner; (ii) to reflect the issuance of additional partnership interests in the Operating Partnership; (iii) to cure ambiguities or reflect inconsequential changes which do not adversely and materially affect the limited partners of the Operating Partnership; (iv) to satisfy requirements of federal or state law; (v) to reflect changes reasonably necessary for Grove to maintain status as a REIT and (vi) to modify the manner in which the capital accounts of the partners in the Operating Partnership are computed; provided, that

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

the Operating Partnership Agreement may not be amended in any manner described above, or otherwise, to the extent such amendment would adversely affect a partner of the Operating Partnership, without the consent of such partner, if the amendment would (i) convert the limited partner's limited partner interest in the Operating Partnership into a general partner interest; (ii) modify the limited liability of the limited partner; (iii) alter rights of the partner to receive certain distributions or allocations (except as permitted under the Operating Partnership Agreement) or (iv) materially alter or modify the redemption rights of the partner as set forth in the Operating Partnership Agreement.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of material federal income tax considerations regarding the Company is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders subject to special treatment under the federal income tax laws, including certain financial institutions, life insurance companies, dealers in securities or currencies, shareholders holding Common Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, tax-exempt organizations (except to the extent discussed under the heading "--Taxation of Tax-Exempt Shareholders") or foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading "Taxation of Non-U.S. Shareholders"). In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to prospective shareholders. Cummings & Lockwood, tax counsel to the Company, is of the opinion that such summary fairly and accurately summarizes the federal income tax considerations that would be material to a holder of Common Shares.

  EACH INVESTOR IS ADVISED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE SPECIAL TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE COMMON SHARES INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

  General. The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ended December 31, 1994. The Company believes that, commencing with such taxable year, it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in such a manner so as to remain so qualified. The Company has received an opinion from Cummings & Lockwood that the Company's organization and method of operation are such that it has met the requirements for qualification and taxation as a REIT for its taxable years ended December 31, 1994, 1995 and 1996, and that its current organization and method of operation will allow it to continue to qualify as a REIT for 1997 and subsequent taxable years. Such opinion is based on various assumptions and various factual representations made by Grove. Such qualification will depend on the Company's continuing ability to meet, through actual annual operating results, distribution levels, and diversity of stock ownership, and the various qualification tests imposed under the Internal Revenue Code. Cummings & Lockwood will not review compliance with these tests on a continuing basis. No assurance can be given that Grove will satisfy such tests on a continuing basis.

  These sections of the Internal Revenue Code, and the corresponding Treasury Regulations, are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

  If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the

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

"double taxation" (at the corporate and shareholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (defined generally as property acquired by the Company through foreclosure or otherwise after a default on a loan secured by the property or a lease of the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of built-in gain assume that the Company will make an election pursuant to IRS Notice 88-19 and that such treatment is not modified by certain revenue proposals in the Administration's Fiscal Year 1998 Budget Proposal.

  Requirements for Qualification. The Internal Revenue Code defines a REIT as a corporation, trust or association: (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(iii) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Internal Revenue Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions
(v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (v) and
(vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition
(vi).

  The Company believes that it has issued sufficient Common Shares with sufficient diversity of ownership to allow it to satisfy conditions (v) and
(vi). In addition, the Charter provides for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. Such ownership and transfer restrictions are described

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

in "Description of Shares of Beneficial Interest--Restrictions on Transfer." These restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. However, commencing with the Company's 1998 taxable year, the Taxpayer Relief Act of 1997 (the "1997 Act") provides that if the Company complies with the rules contained in the applicable Treasury Regulations requiring the Company to ascertain the actual ownership of its shares but the Company does not know, or would not have known through the exercise of reasonable diligence, whether it failed to meet the requirement in condition
(vi) above, the Company will be treated as having met such share ownership requirement. See "--Failure to Qualify."

  In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has a calendar taxable year.

  Ownership of a Partnership Interest. In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets and items of income of the Operating Partnership (including the Operating Partnership's share of such items of any subsidiary partnerships) will be treated as assets and items of income of the Company for purposes of applying the requirements described herein. A summary of the rules governing the federal income taxation of partnerships and their partners is provided below in "--Tax Aspects of the Operating Partnership and Subsidiary Partnerships." The Company has direct control of the Operating Partnership and intends to operate it consistent with the requirements for qualification as a REIT.

  Income Tests. In order to maintain its qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, subject to certain exceptions in the year in which the Company is liquidated, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year. For purposes of applying the 30% gross income test, the holding period of properties acquired by the Operating Partnership will be deemed to have commenced on the date of acquisition. The 1997 Act repealed the 30% gross income test requirement commencing with the Company's 1998 taxable year for tax years beginning after August 5, 1997.

  Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Internal Revenue Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render

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

services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue, except that the REIT may directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Further, under a de minimis exception provided by the 1997 Act, the independent contractor requirement will not apply to customary services provided by the Company, the annual value of which does not exceed 1% of the gross income derived from the property with respect to which the services are provided. For this purpose, such services may not be valued at less than 150% of the Company's direct cost of providing the service. The Company does not and will not: (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above); (ii) rent any property to a Related Party Tenant (unless the Board determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize the Company's status as a REIT); (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease) or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue, unless, beginning in 1998, such services qualify under the 1% de minimis exception.

  The Operating Partnership will receive fees in exchange for the performance of certain third party property management activities. The Company's proportionate share of these fees will be treated as income of the Company by virtue of its status as a partner of the Operating Partnership as discussed above. Such fees will not qualify under the 95% gross income test or the 75% gross income test. The Company believes, however, that the aggregate amount of this and other nonqualifying income in any taxable year will not exceed the limit on nonqualifying income under the gross income tests.

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect and the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company would not qualify as a REIT. As discussed above in "Federal Income Tax Considerations--Taxation of the Company--General," even if these relief provisions apply, a 100% tax would be imposed on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company failed the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability.

  Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating its properties and to make such occasional sales of properties as are consistent with the Operating Partnership's investment objectives.

  Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets including (i) its allocable share of real estate assets held by partnerships in which the Company owns a direct or indirect interest (such as the Operating Partnership) and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) public debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's debt and equity securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

  The Company anticipates that it will continue to satisfy these asset tests.

  After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including as a result of the Company's increasing its interest in the Operating Partnership), the failure can be cured by the disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

  Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and by excluding the Company's net capital gain) and (b) 95% of the excess of the net income, if any, from foreclosure property over the tax imposed on such income, minus (ii) the excess of the sum of certain items of noncash income (e.g., income attributable to leveled stepped rents, original issue discount or purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of "REIT taxable income" as described in clause (i)(a) above. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. The amount distributed must not be preferential--i.e., each holder of Common Shares must receive the same distribution per share. A REIT may have more than one class of capital stock, as long as distributions within each class are pro rata and non-preferential. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company has made and will continue to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the Operating Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements.

  It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings to pay required dividends.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement described above for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

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

  Furthermore, if the Company should fail to distribute during each calendar year (or in the case of distributors with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

FAILURE TO QUALIFY

  If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS GENERALLY

  As used herein, the term "U.S. Shareholder" means a holder of Common Shares who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) is an estate, the income of which is subject to United States federal income taxation regardless of its source or a trust if (a) a U.S. Court can exercise primary supervision over the administration of such trust and (b) one or more U.S. fiduciaries have the authority to control all of the substantial decisions of such trust.

  As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Shareholders as ordinary income. Such distributions will not be eligible for the dividends received deduction otherwise available with respect to dividends received by U.S. Shareholders that are corporations. Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable U.S. Shareholders as gain from the sale or exchange of a capital asset held for more than one year (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a U.S. Shareholder has held his Common Shares. It is not clear whether such gain will be taxed as "long-term" capital gain or "mid-term" capital gain under the new capital gains rates enacted by the 1997 Act. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Shareholder, reducing the adjusted basis which such U.S. Shareholder has in his Common Shares for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Shareholder's adjusted basis in his shares taxable as capital gain (such gain being taxed as long-term capital gain if the shares have been held for more than eighteen months, mid-term capital gain if the shares have been held for more than one year but not more than eighteen months, or short-term capital gain if the shares have been held for one year or less), provided that the shares have been held as a capital asset. Dividends declared by the Company in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

  Distributions made by the Company and gain arising from the sale or exchange by a U.S. Shareholder of Common Shares will not be treated as passive activity income, and, as a result, U.S. Shareholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment income limitation. Gain arising from the sale or other disposition of Common Shares, however, will not be treated as investment income under certain circumstances.

  The Company may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. In such event, the Company would pay tax on such retained net long-term capital gains. In addition, to the extent so designated by the Company, a U.S. Shareholder generally would (i) include its proportionate share of such undistributed capital gains in computing its capital gains in its return for its taxable year in which the last day of the Company's taxable year falls (subject to certain limitations as to the amount so includable), (ii) be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in such U.S. Shareholder's capital gains, (iii) receive a credit or refund for such amount of tax deemed paid by it, (iv) increase the adjusted basis of its Common Shares by the difference between the amount of such includable gains and the tax deemed to have been paid by it, and (v), in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the Internal Revenue Service (the "IRS"). As noted above, the tax rate applicable to such capital gains included by the U.S. Shareholder is not clear under the 1997 Act.

  Upon any sale or other disposition of Common Shares, a U.S. Shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such Common Shares for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Shareholder as a capital asset, and will be a mid-term capital gain if such shares are held more than one year but not more than 18 months, or long-term gain or loss if such shares have been held for more than eighteen months. In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of Common Shares that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of capital gain dividends received by such U.S. Shareholder from the Company which were required to be treated as gain from the sale or exchange of a capital asset held for more than one year.

  Backup Withholding. The Company will report to its U.S. Shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

  The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its Common

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

Shares as "debt financed property" within the meaning of the Internal Revenue Code and such shares are not otherwise used in a trade or business (and except as further discussed below in the case of a "pension held REIT"), the dividend income from the Company will not be UBTI to a tax-exempt shareholder. Similarly, income from the sale of Common Shares will not constitute UBTI unless such tax-exempt shareholder has held such shares as "debt financed property" within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

  For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Sections 501 (c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

  Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" may be treated as UBTI as to any trust which (i) is described in Section 401(a) of the Internal Revenue Code, (ii) is tax-exempt under Section 501(a) of the Internal Revenue Code, and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts."

  A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT or
(b) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income of the REIT. A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts.

TAXATION OF NON-U.S. SHAREHOLDERS

  The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Shareholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Shareholder in light of its particular circumstances, including, for example, if the investment in the Company is connected to the conduct by a Non-U.S. Shareholder of a U.S. trade or business. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Shareholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in Common Shares, including any reporting requirements.

  Distributions by the Company to a Non-U.S. Shareholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the Non-U.S. Shareholder of a United States trade or business. Dividends that are effectively connected with such a trade or business will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as domestic shareholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a Non-U.S. Shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Pursuant to Treasury Regulations currently in effect, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. Commencing in 1999, however, a Non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption discussed above.

  Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's Common Shares, they will give rise to gain from the sale or exchange of his stock, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the distribution will generally be treated as a dividend for withholding purposes. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company. Under a "technical corrections" provision recently added to the Internal Revenue Code by the Small Business Job Protection Act of 1996, distributions in excess of earnings and profits may also be subject to a 10% withholding under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") withholding provisions.

  Distributions to a Non-U.S. Shareholder that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless
(i) investment in the Common Shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as domestic shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above) or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

  Distributions to a Non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will cause the Non-U.S. Shareholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Shareholders would thus generally be entitled to offset its gross income by allowable deductions and would pay tax on the resulting taxable income at the same rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a Non-U.S. Shareholder that is a corporation and is not entitled to treaty relief or exemption, as discussed above. The Company is required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Shareholder's United States federal income tax liability. To the extent that such withholding exceeds the actual tax owed by the Non-U.S. Shareholder, the Non-U.S. Shareholder may claim a refund from the IRS.

  The Company or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of non-foreign status on Form W-8 or Form W-9 to determine whether withholding is required on gains realized from the disposition of United States real property interests. A domestic person who holds Common Shares on behalf of a Non-U.S. Shareholder will bear the burden of withholding, provided that the Company has properly designated the appropriate portion of a distribution as a capital gain dividend.

  Sale of Common Shares. Gain recognized by a Non-U.S. Shareholder upon the sale or exchange of Common Shares generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA. The Common Shares will not constitute a "United States real property interest" so long as the Company is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by Non-U.S. Shareholders. The Company believes that at December 31, 1996 it was a "domestically controlled REIT," and therefore that the current sale of Common Shares will not be subject to taxation under FIRPTA. However, because the Common Shares are publicly traded, no assurance can be given that the Company will continue to be a "domestically-controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of Common Shares not otherwise subject to FIRPTA will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain. If the gain on the sale of Common Shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals).

  If the Company does not qualify as or ceases to be a "domestically-controlled REIT," gain arising from the sale or exchange by a Non-U.S. Shareholder of Common Shares would be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" unless the shares are "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the American Stock Exchange) and the selling Non-U.S. Shareholder held less than 5% of an interest in the Company during the shorter of (i) the period during which the taxpayer held such interest, or (ii) the five-year period ending on the date of the disposition of such interest. If gain on the sale or exchange of Common Shares were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Shareholder (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price. The 10% withholding tax will not apply if the shares are "resale traded" in an established securities market.

  Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions paid to Non-U.S. Shareholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gains dividends or
(iii) distributions attributable to gain from the sale or exchange by Grove Property of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Shares by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Common Shares by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States shareholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of Common Shares is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a Non-U.S. Shareholder, or otherwise establishes an exemption. A Non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

  New Withholding Regulations. The New Treasury Regulations have been issued regarding the withholding and information reporting rules discussed above. In general, the new Treasury Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. They are generally effective for payments made after December 31, 1998, subject to certain transition rules.

TAX ASPECTS OF OPERATING PARTNERSHIP AND SUBSIDIARY PARTNERSHIPS

  General. Substantially all of the Company's investments will be held indirectly through the Operating Partnership and (to some extent) the Subsidiary Partnerships. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Operating Partnership (including Operating Partnership's share of assets held by the Subsidiary Partnerships). See "--Taxation of the Company."

  Entity Classification. The Company's interest in the Operating Partnership involves special tax considerations, including the possibility of a challenge by the IRS of the status of the Operating Partnership and the Subsidiary Partnerships as partnerships (as opposed to associations taxable as corporations) for federal income tax purposes. If the Operating Partnership or any Subsidiary Partnership were treated as an association, such partnership would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation the character of the Company's assets and items of gross income would change and preclude the Company from satisfying the asset tests and possibly the income tests (see "--Taxation of the Company--Asset Tests" and "--Income Tests"), and in turn would prevent the Company from qualifying as a REIT. See "--Taxation of the Company--Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. In addition, a change in the Operating Partnership's (or any Subsidiary Partnership's) status for tax purposes might be treated as a taxable event in which case the Company might incur a tax liability without any related cash distributions.

  The IRS recently finalized and published certain Treasury Regulations (the "Final Regulations") which provide that a domestic business entity not otherwise classified as a corporation and which has at least two members (an "Eligible Entity") may elect to be taxed as a partnership for federal income tax purposes. In addition, an Eligible Entity which did not exist, or did not claim a classification, prior to the Effective Date (as defined below), will be classified as a partnership for federal income tax purposes unless it elects otherwise. The final Regulations apply for tax periods beginning on or after January 1, 1997 (the "Effective Date"). Unless it elects otherwise, an Eligible Entity in existence prior to the Effective Date will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to the Effective Date, and such classification should not be challenged by the IRS, so long as there exists a reasonable basis in support of such claimed characterization under the rules in effect under prior law. The Company believes that there is a reasonable basis under prior law for treating the Operating Partnership and the

Property Partnerships as partnerships for federal income tax purposes. Accordingly, although no absolute assurance can be given that the IRS will not challenge the status of the Operating Partnership or any Property Partnership as a partnership for federal income tax purposes, such challenge is unlikely. If such challenge were sustained by a court, the Operating Partnership or a Property Partnership could be treated as a corporation for federal income tax purposes.

  Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and loss among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners.

  If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of
Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

  Tax Allocations With Respect to the Properties. Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property (such as the Company's properties) that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at such time (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including the Properties) directly or indirectly, through contributions of interests in the Property Partnerships. Consequently, the Operating Partnership Agreement requires that such allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

  In general, Grove and the other limited partners of the Operating Partnership will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any properties which have a Book-Tax Difference, all income attributable to such Book-Tax Difference (which decreases with the passage of time) will generally be allocated to such limited partners, and the Company will generally be allocated only its share of capital gains attributable to appreciation. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Operating Partnership may cause the Company to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "--Taxation of the Company--Annual Distribution Requirements."

  With respect to certain properties, the Company may be allocated lower depreciation deductions for tax purposes than would be determined on a pro rata basis and will be allocated income upon disposition of such assets attributable to the Book-Tax Difference with respect to such assets.

  Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the "traditional method" or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company expect to use the traditional method without curative allocations for accounting for Book-Tax Differences with respect to the properties initially contributed to the Operating Partnership.

  With respect to any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, such property will initially have a tax basis equal to its fair market value, and
Section 704(c) of the Internal Revenue Code will not apply.

  Basis in Operating Partnership Interest. The Company's adjusted tax basis in its interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, (ii) will be increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of Operating Partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and
(c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Operating Partnership.

  If the allocation of the Company's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of the Company's partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has adjusted tax basis in its interest in the Operating Partnership To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (such decreases being considered a constructive cash distribution to the partners), exceeds the Company's adjusted tax basis, such excess distributions (including such constructive distributions) will constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain, and if the Company's interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently eighteen months), such distributions and constructive distributions will constitute long-term capital gain.

OTHER TAX CONSEQUENCES

  The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the Underwriting Agreement between the several Underwriters named below and the Company, each Underwriter has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of Common Shares set forth opposite the name of such Underwriter below.

                                                                       NUMBER OF
      UNDERWRITER                                                       SHARES
      -----------                                                      ---------
      Smith Barney Inc. ..............................................
      Lehman Brothers Inc.............................................
                                                                       ---------
        Total......................................................... 3,141,475
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares offered in the Offering are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Common Shares offered in the Offering (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Smith Barney Inc. and Lehman Brothers Inc. are acting as the representatives (the "Representatives"), propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $ . per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ . per share to certain other dealers. After the Common Shares are released for sale to the public, the public offering price and such concessions may be changed by the Representatives. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 675,000 additional Common Shares at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares listed in such table.

  In connection with the Offering, the Operating Partnership, the Company, its Trust Managers and executive officers, and certain shareholders of the Company designated by the Representatives (including, without limitation, MSAM and the Oregon Retirement Fund) have agreed, subject to certain limited exceptions, not to sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares for a period of 180 days from the date of this Prospectus, without the prior written consent of Smith Barney Inc., except, in the case of the Company and the Operating Partnership, for the issuance of such securities in connection with the acquisition of any property, upon the exercise of any outstanding options or warrants of the Company or in connection with the Concurrent Offering.

  In connection with this Offering and in compliance with applicable law, the Underwriters may over-allot (i.e., sell more Common Shares than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Shares at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Shares or effecting purchases of the Common Shares for the purpose of pegging, fixing or maintaining the price of the Common Shares or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if an Underwriter purchases Common Shares in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Shares in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act.

  The Common Shares to be sold by the Company in connection with the Concurrent Offering will be sold at the same price per share as the Common Shares sold in the Offering. The Concurrent Offering is required to be made to MSAM and the Oregon Retirement Fund pursuant to previously existing preemptive rights. The Company believes that any purchase by MSAM and the Oregon Retirement Fund will be for investment purposes and not with a view to distributing such shares to the public. The Underwriters will not receive a discount or commission on the sale of the Common Shares in the Concurrent Offering. Any shares not purchased in the Concurrent Offering will be added to the shares offered by the Underwriters in the Offering.

                                    EXPERTS

  The audited financial statements of Grove Property Trust at December 31, 1996, and for each of the two years in the period ended December 31, 1996, the audited combined financial statements of Grove Property Services Limited Partnership and Property Partnerships at December 31, 1996, and each of the two years in the period ended December 31, 1996 and the audited combined statements of revenues and certain expenses of the: (i) Post-March 1997 Property Acquisitions; (ii) Pending 1997 Property Acquisitions--Affiliates, for each of the two years in the period ended December 31, 1996 and (iii) Pending 1997 Property Acquisitions--Non-Affiliates for the year ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The statements of revenues and certain expenses of: (i) Four Winds for the period September 28, 1995 to December 31, 1995 and for the year ended December 31, 1996; (ii) Brooksyde for the periods January 1, 1995 to September 30, 1995, October 1, 1995 to December 31, 1995 and the year ended December 31, 1996; (iii) River's Bend for the years ended December 31, 1995 and 1996 and
(iv) Greenfield Village for the years ended December 31, 1995 and 1996, appearing in Grove Property Trust's Current Reports on Forms 8-K dated May 30, 1997 and July 2, 1997, both as amended, and all as incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The Company dismissed BDO Siedman, LLP as its independent public accountants effective August 16, 1996. During the Company's two most recent fiscal years and the subsequent interim period from January 1, 1996 to August 16, 1996, there have been no disagreements with the former accountants on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. The former accountants' report on the financial statements of the Company for each of the two past fiscal years was unqualified. The Company has engaged Ernst & Young LLP as its independent public accountants effective with the dismissal of its former accountants. During the Company's two most recent fiscal years and the subsequent interim period from January 1, 1996 to August 16, 1996, there were no consultations with the newly engaged accountants with regard to either the application of accounting principles as to any specific transaction, either completed or contemplated, the type of audit opinion that would be rendered on the Company's financial statements, or any matter of disagreements with the former accountants. The decision to change accountants was approved by all members of the Board.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Registration Statement have been passed upon for the Company by Cummings & Lockwood, Stamford, Connecticut. The validity of the Common Shares offered hereby has been passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland. Certain legal matters related to the Offering will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia. Cummings & Lockwood and King & Spalding will rely on Piper & Marbury L.L.P., as to certain matters of Maryland law.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or accessed electronically on the Commission's Web Site at http://www.sec.gov.

  The Common Shares are listed on the AMEX under the symbol "GVE.EC." The Company's reports, proxy statements, and other information concerning the Company may also be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

  The Company has filed a Registration Statement with the Commission in accordance with the provisions of the Securities Act with respect to the Common Shares subject to this Prospectus (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Shares covered hereby, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits may be inspected without charge at the offices of the Commission, or copies thereof may be obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

    1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, except for Items 7 and 8;

    2. The Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1997 and June 30, 1997, as amended; and

    3. The Company's Current Reports on Form 8-K dated February 21, 1997, March 14, 1997, May 30, 1997, as amended, July 2, 1997, as amended, and September 2, 1997, as amended.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Registration Statement and prior to the termination of the Offerings shall be incorporated by reference into the Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all information that has been incorporated by reference in the Registration Statement (other than exhibits to such information, unless such exhibits are specifically incorporated by reference into any such information). Requests should be directed to the Company at 598 Asylum Avenue, Hartford, Connecticut 06105,
Attention: Joseph R. LaBrosse, Chief Financial Officer, Telephone number:
(860) 246-1126.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGES
                                                                          -----
GROVE PROPERTY TRUST (FORMERLY KNOWN AS GROVE REAL ESTATE ASSET TRUST)
Pro Forma Condensed Consolidated Financial Statements (Unaudited):
Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1997......   F-2
Notes to Pro Forma Condensed Consolidated Balance Sheet.................   F-3
Pro Forma Condensed Consolidated Statements of Income for the Six Months
 Ended June 30, 1997 and 1996 and the Year Ended December 31, 1996......   F-4
Notes to Pro Forma Condensed Consolidated Statements of Income..........   F-7
Consolidated Historical Financial Statements:
Report of Independent Auditors..........................................  F-10
Consolidated Balance Sheets as of June 30, 1997 (Unaudited) and December
 31, 1996...............................................................  F-11
Consolidated Statements of Income for the Six Months Ended June 30, 1997
 and 1996 (Unaudited) and for the Years Ended December 31, 1996 and
 1995...................................................................  F-12
Consolidated Statements of Change in Shareholders' Equity for the Six
 Months Ended June 30, 1997 (Unaudited) and for the Years Ended December
 31, 1996 and 1995......................................................  F-13
Consolidated Statements of Cash Flows for the Six Months Ended June 30,
 1997 and 1996 (Unaudited) and for the Years Ended December 31, 1996 and
 1995...................................................................  F-14
Notes to Financial Statements...........................................  F-15
GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS
Combined Financial Statements:
Report of Independent Auditors..........................................  F-23
Combined Balance Sheet as of December 31, 1996..........................  F-24
Combined Statements of Income for the Years Ended December 31, 1996 and
 1995...................................................................  F-25
Combined Statements of Changes in Owners' Equity for the Years Ended
 December 31, 1996 and 1995.............................................  F-26
Combined Statements of Cash Flows for the Years Ended December 31, 1996
 and 1995...............................................................  F-27
Notes to the Combined Financial Statements..............................  F-28
POST MARCH 1997 PROPERTY ACQUISITIONS
Combined Financial Statements:
Report of Independent Auditors..........................................  F-32
Combined Statements of Revenues and Certain Expenses for the Six Months
 Ended June 30, 1997 (Unaudited) and for the Years Ended December 31,
 1996 and 1995..........................................................  F-33
Notes to the Combined Statements of Revenues and Certain Expenses.......  F-34
PENDING 1997 PROPERTY ACQUISITIONS--AFFILIATES
Combined Financial Statements:
Report of Independent Auditors..........................................  F-35
Combined Statements of Revenue and Certain Expenses for the Six Months
 Ended June 30, 1997 (Unaudited) and for the Years Ended December 31,
 1996 and 1995..........................................................  F-36
Notes to the Combined Statements of Revenue and Certain Expenses........  F-37
PENDING 1997 PROPERTY ACQUISITIONS--NON-AFFILIATES
Financial Statements:
Report of Independent Auditors..........................................  F-38
Statements of Revenues and Certain Expenses for the Six Months Ended
 June 30, 1997 (Unaudited) and for the Year Ended December 31, 1996.....  F-39
Notes to the Statements of Revenues and Certain Expenses................  F-40

                             GROVE PROPERTY TRUST

                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1997
                                  (UNAUDITED)

  This unaudited Pro Forma Condensed Consolidated Balance Sheet is presented as if: (i) acquisitions completed or expected to be completed after June 30, 1997, had occurred on June 30, 1997, (ii) the Operating Partnership issued Common Units, used working capital and/or drew down on the Credit Facility to purchase such properties and (iii) the Company completed the Offerings on June 30, 1997, and used the net proceeds therefrom to repay indebtedness outstanding under the Credit Facility and certain mortgage notes payable and for working capital. The unaudited Pro Forma Condensed Consolidated Balance Sheet should be read in conjunction with the financial statements and notes thereto of the Company, GPS and the Property Partnerships, Post March 1997 Property Acquisitions, Pending 1997 Property Acquisitions--Affiliates and Pending 1997 Property Acquisitions--Non-Affiliates, included elsewhere herein. In management's opinion, all adjustments necessary to present fairly the effects of the above mentioned transactions have been made.

  The pro forma information is not necessarily indicative of the results that would have been reported had such events actually occurred on the date specified, nor is it indicative of the Company's future results.

                                                  JUNE 30, 1997
                          ----------------------------------------------------------------
                                      POST JUNE
                          HISTORICAL   30, 1997
                           COMPANY   ACQUISITIONS AS ADJUSTED                  PRO FORMA
                             (A)         (B)      CONSOLIDATED THE OFFERING   CONSOLIDATED
                          ---------- ------------ ------------ ------------   ------------
                                                  (IN THOUSANDS)
ASSETS
  Real estate, net......   $92,413     $29,127     $ 121,540     $    --        $121,540
  Cash and cash
   equivalents..........     1,762        (478)        1,284        4,882 (C)      6,166
  Resident security
   deposits.............     1,170         --          1,170          --           1,170
  Deferred costs, net...     1,877         --          1,877          --           1,877
  Due from affiliates...       675         --            675          --             675
  Other assets..........       527         --            527          --             527
                           -------     -------     ---------     --------       --------
    Total assets........   $98,424     $28,649     $ 127,073     $  4,882       $131,955
                           =======     =======     =========     ========       ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
  Mortgage notes
   payable..............   $44,028     $ 9,772     $  53,800     $(24,250)(C)   $ 29,550
  Revolving Credit
   Facility.............     1,825      18,850        20,675      (20,675)(C)        --
  Accounts payable and
   other liabilities....     1,421         --          1,421          --           1,421
  Due to affiliates.....        88         --             88          --              88
  Resident security
   deposits.............     1,170         --          1,170          --           1,170
  Dividends payable.....     1,169         --          1,169          --           1,169
                           -------     -------     ---------     --------       --------
    Total liabilities...    49,701      28,622        78,323      (44,925)        33,398
                           -------     -------     ---------     --------       --------
Minority interests in
 consolidated
 partnerships...........     6,395      (4,900)        1,495          --           1,495
Minority interest in
 Operating Partnership..    17,488       4,927        22,415        3,035 (D)     25,450
Shareholders' equity:
  Common shares.........        40         --             40           45 (C)         85
  Additional paid-in
   capital..............    25,466         --         25,466       49,762 (C)
                                                                   (3,035)(D)     72,193
  Distributions in
   excess of earnings...      (666)        --           (666)         --            (666)
                           -------     -------     ---------     --------       --------
    Total shareholders'
     equity.............    24,840         --         24,840       46,772         71,612
                           -------     -------     ---------     --------       --------
    Total liabilities
     and shareholders'
     equity.............   $98,424     $28,649     $ 127,073     $  4,882       $131,955
                           =======     =======     =========     ========       ========

                            See accompanying notes.

                             GROVE PROPERTY TRUST

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1997
                                  (UNAUDITED)

  (A) Balance sheet data was derived from the Company consolidated financial statements as of June 30, 1997 (Unaudited), which is included elsewhere in this Registration Statement.

  (B) Balance sheet data reflects the following property acquisitions which were consummated by the Company after June 30, 1997 or are under contract to be acquired as follows (in thousands):

                                                                                            METHOD OF PAYMENT
                                                                                 ----------------------------------------
                                      NUMBER OF     DATE ACQUIRED OR                       REVOLVING ASSUMPTION  VALUE OF
                                       UNITS OR      EXPECTED TO BE     PURCHASE AVAILABLE  CREDIT   OF MORTGAGE    OP
    PROPERTIES          LOCATION     SQUARE FEET        ACQUIRED        PRICE(3)   CASH    FACILITY     DEBT     UNITS(1)
    ----------       --------------- ------------ --------------------- -------- --------- --------- ----------- --------
1. Greenfield
 Village             Rocky Hill, CT      127      July 1, 1997          $ 4,282    $ 582    $ 3,700    $  --      $  --
2. Glastonbury
 Center              Glastonbury, CT     104      September 1, 1997       5,254      --         397     4,423        434
3. Summit and Birch
 Hill (2
 properties)         Farmington, CT      184      September 1, 1997      10,313       48      1,903     5,349      3,013
4. River's Bend      Windsor, CT         349      September 30, 1997(5)   4,900      --       4,900       --         --
5. Corner Block and
 Wharf Building
 (2 properties)(4)   Edgartown, MA   16,427 sq ft November 1997(2)        4,421     (809)     3,750       --       1,480
6. High Meadow
 Apartments          Ellington, CT       100      November 1997(2)        4,050      --       4,050       --         --
                                                                        -------    -----    -------    ------     ------
                                                                         33,220     (179)    18,700     9,772      4,927
Acquisition costs                                                           807      657        150       --         --
                                                                        -------    -----    -------    ------     ------
                                                                         34,027    $ 478    $18,850    $9,772     $4,927
                                                                                   =====    =======    ======     ======
Less amounts consolidated in
 historical financial statement at
 June 30, 1997(5)                                                         4,900
                                                                        -------
                                                                        $29,127
                                                                        =======

--------
(1) Operating Partnership ("OP") Unit Holders are represented on the accompanying pro forma condensed consolidated balance sheet as "minority interest in Operating Partnership." The value ascribed to the OP Units for 2., 3. and 5. above was $10.50 per OP Unit, representing actual or contracted amounts.
(2)  Pending acquisitions under contract.
(3) Based on actual amounts for Properties 1 through 4 and contracted amounts for 5 and 6.
(4)  These Properties are retail centers.
(5) This represents the acquisition of a remaining 71.1% interest in a property in which the Company previously owned a 28.9% interest. The owner of the 71.1%, pursuant to a certain put and call option, put the remaining interest in the property to the Company on September 30, 1997.

  (C) Balance sheet data reflects the Offering and the application of the net proceeds therefrom as contemplated by this Registration Statement, as follows:

                                                    REVOLVING
                                         MORTGAGES   CREDIT    COMMON PAID IN
                                 CASH     PAYABLE   FACILITY   STOCK  CAPITAL
                               --------  ---------  ---------  ------ -------
                                             (IN THOUSANDS)
1. Gross proceeds from the
 Offering(1).................. $ 53,438  $    --    $    --     $ 45  $53,393
2. Costs of the Offering(2)...   (3,631)      --         --      --    (3,631)
3. Paydown of debt............  (44,925)  (24,250)   (20,675)    --       --
                               --------  --------   --------    ----  -------
                               $  4,882  $(24,250)  $(20,675)   $ 45  $49,762
                               ========  ========   ========    ====  =======

--------
(1)  4,500,000 shares at $11.875 per share.
(2) Includes underwriters' discount and an estimated $1,200,000 of other costs and expenses.

  (D) Represents a reallocation between shareholders' equity and minority interest in the Operating Partnership upon consummation of the Offering contemplated in this Registration Statement based upon pro forma: (i) shares of common stock (8,453,829) and (ii) OP Units not owned by the Company (3,003,906). See Note (K) in the Notes to Pro Forma Condensed Consolidated Statements of Income included herein.

                             GROVE PROPERTY TRUST

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)

  These unaudited Pro Forma Condensed Consolidated Statements of Income are presented as if (i) the Company had acquired GPS and Property Partnerships, Post March 1997 Property Acquisitions, Pending 1997 Property Acquisition-- Affiliates and Pending 1997 Property Acquisition-- Non-Affiliates as of January 1, 1996, (ii) the Consolidation Transactions, including the New Equity Investment and Refinancings and (iii) the Offering and the application of the net proceeds therefrom, all as defined and described elsewhere in this Registration Statement had all occurred as of January 1, 1996. The unaudited Pro Forma Condensed Consolidated Statements of Income should be read in conjunction with the financial statements of the Company, GPS and Property Partnerships, Post March 1997 Property Acquisitions, Pending 1997 Property Acquisitions--Affiliates and Pending 1997 Property Acquisitions-- Non-Affiliates, included elsewhere in this Registration Statement. In management's opinion, all adjustments necessary to present fairly the effects of the above mentioned transactions have been made.

  The pro forma information is not necessarily indicative of the results that would have been reported had such events actually occurred on the date specified, nor is it indicative of the Company's future results.

                                        SIX MONTHS ENDED JUNE 30, 1997
                         --------------------------------------------------------------
                         HISTORICAL                           MANAGEMENT
                          COMPANY   ACQUISITIONS  PRO FORMA     COMPANY     PRO FORMA
                            (A)         (B)      ADJUSTMENTS  ADJUSTMENTS  CONSOLIDATED
                         ---------- ------------ -----------  -----------  ------------
                                                (IN THOUSANDS)
Revenues:
  Rental income.........   $5,438      $6,920       $ --         $  (9)(G)   $12,349
  Property management...      218         330         --          (338)(H)       210
  Interest and other....      128         267         --            (4)(G)       391
                           ------      ------       -----        -----       -------
    Total revenues......    5,784       7,517         --          (351)       12,950
                           ------      ------       -----        -----       -------
Expenses:
  Related party
   management fees......       22         316         --          (338)(H)       --
  Real estate taxes.....      542         736         --           --          1,278
  Other property
   operating............    1,964       3,018         (20)(G)      (71)(G)     4,931
                                                                    40 (G)
  General and
   administrative.......      347          36          30 (F)
                                                       (9)(G)       71 (G)       475
                           ------      ------       -----        -----       -------
    Total operating
     expenses...........    2,875       4,106           1         (298)        6,684
                           ------      ------       -----        -----       -------
Net operating income....    2,909       3,411          (1)         (53)        6,266
Interest expense........      777         857        (553)(C)      --          1,081
Depreciation and
 amortization...........    1,155         617         (11)(D)
                                                      879 (E)      --          2,640
                           ------      ------       -----        -----       -------
  Income before minority
   interests............      977       1,937        (316)         (53)        2,545
Minority interests in
 earnings of
 consolidated
 partnerships...........       49         --          (23)(J)      --             26
Minority interests in
 earnings of Operating
 Partnership............      314         --          346 (K)      --            660
                           ------      ------       -----        -----       -------
    Net income..........   $  614      $1,937       $(639)       $ (53)      $ 1,859
                           ======      ======       =====        =====       =======

                            See accompanying notes.

                              GROVE PROPERTY TRUST

                                  (UNAUDITED)

                                        SIX MONTHS ENDED JUNE 30, 1996
                         --------------------------------------------------------------
                         HISTORICAL                           MANAGEMENT
                          COMPANY   ACQUISITIONS  PRO FORMA     COMPANY     PRO FORMA
                            (A)         (B)      ADJUSTMENTS  ADJUSTMENTS  CONSOLIDATED
                         ---------- ------------ -----------  -----------  ------------
                                                (IN THOUSANDS)
Revenues:
  Rental income.........   $1,001     $10,583       $ --         $ (21)(G)   $11,563
  Property management...      --          496         --          (306)(H)       190
  Interest and other....       20         693         (42)(G)     (193)(G)
                                                                  (100)(I)
                                                                  (145)(G)       233
                           ------     -------       -----        -----       -------
    Total revenues......    1,021      11,772         (42)        (765)       11,986
                           ------     -------       -----        -----       -------
Expenses:
  Related party
   management fees......       53         253         --          (306)(H)       --
  Real estate taxes.....      102       1,153         --           --          1,255
  Other property
   operating............      346       4,621         (94)(G)     (241)(G)     4,632
  General and
   administrative.......       40         248          60 (F)
                                                     (115)(G)      241 (G)       474
                           ------     -------       -----        -----       -------
    Total operating
     expenses...........      541       6,275        (149)        (306)        6,361
                           ------     -------       -----        -----       -------
Net operating income....      480       5,497         107         (459)        5,625
Interest expense........      189       1,845        (924)(C)      --          1,110
Depreciation and
 amortization...........      198       1,500          (5)(D)
                                                      879 (E)      --          2,572
                           ------     -------       -----        -----       -------
  Income before minority
   interest.............       93       2,152         157         (459)        1,943
Minority interest in
 earnings of Operating
 Partnership............      --          --          509 (K)      --            509
                           ------     -------       -----        -----       -------
    Net income..........   $   93     $ 2,152       $(352)       $(459)      $ 1,434
                           ======     =======       =====        =====       =======


                            See accompanying notes.

                              GROVE PROPERTY TRUST

                                  (UNAUDITED)

                                         YEAR ENDED DECEMBER 31, 1996
                         ----------------------------------------------------------------
                         HISTORICAL                            MANAGEMENT
                          COMPANY   ACQUISITIONS  PRO FORMA      COMPANY      PRO FORMA
                            (A)         (B)      ADJUSTMENTS   ADJUSTMENTS   CONSOLIDATED
                         ---------- ------------ -----------   -----------   ------------
                                                (IN THOUSANDS)
Revenues:
  Rental income.........   $2,046     $21,515      $   --        $   (30)(G)   $23,531
  Property management...      --          777          --           (396)(H)       381
  Interest and other....       36       1,266         (138)(G)      (307)(G)
                                                                    (204)(G)
                                                                    (100)(I)       553
                           ------     -------      -------       -------       -------
    Total revenues......    2,082      23,558         (138)       (1,037)       24,465
                           ------     -------      -------       -------       -------
Expenses:
  Related party
   management fees......      109         287          --           (396)(H)       --
  Real estate taxes.....      208       2,382          --            --          2,590
  Other property
   operating............      656       8,914         (149)(G)      (492)(G)     8,929
  General and
   administrative.......       67         344          120 (F)       --
                                                       (74)(G)       492 (G)       949
                           ------     -------      -------       -------       -------
    Total operating
     expenses...........    1,040      11,927         (103)         (396)       12,468
                           ------     -------      -------       -------       -------
Net operating income....    1,042      11,631          (35)         (641)       11,997
Interest expense........      394       3,814       (1,934)(C)       --          2,274
Depreciation and
 amortization...........      387       3,011           (5)(D)
                                                     1,912 (E)       --          5,305
                           ------     -------      -------       -------       -------
  Income before minority
   interest.............      261       4,806           (8)         (641)        4,418
Minority interest in
 earnings of Operating
 Partnership............      --          --         1,158 (K)       --          1,158
                           ------     -------      -------       -------       -------
    Net income..........   $  261     $ 4,806      $(1,166)      $  (641)      $ 3,260
                           ======     =======      =======       =======       =======


                            See accompanying notes.

                             GROVE PROPERTY TRUST

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)
                                (IN THOUSANDS)

  (A) Historical results of operations data were derived from the financial statements of the Company appearing elsewhere in this Registration Statement.

  (B) The historical financial statements of the Company contain results of operations data for the properties below from the date of acquisition to the end of the respective period. The results of operations from the beginning of the respective period to the acquisition date is included in this column.

                                                           DATE ACQUIRED OR
 PROPERTY/ENTITY                                        EXPECTED TO BE ACQUIRED
 ---------------                                        -----------------------
  1. Cambridge........................................     January 12, 1996
  2. Grove Property Services Limited Partnership and
     Property Partnerships (20 properties and
     management company)(2)...........................      March 14, 1997
  3. Four Winds.......................................       June 1, 1997
  4. Brooksyde........................................       June 1, 1997
  5. River's Bend.....................................       June 1, 1997
  6. Greenfield Village...............................       July 1, 1997
  7. Glastonbury Center...............................     September 1, 1997
  8. Summit and Birch Hill (2 properties).............     September 1, 1997
  9. Corner Block and Wharf Building (2 properties)...     November 1997(1)
 10. High Meadow Apartments...........................     November 1997(1)

--------
(1) Pending acquisitions under contract.
(2) The historical financial statements of Grove Property Services Limited Partnership and Property Partnerships for the years ended December 31, 1996 and 1995, contained elsewhere in this Registration Statement, include a property (Talcott Forest) which was not included in the Consolidation Transactions and has been omitted herein.

  (C) Represents the following:

                                                    SIX MONTHS
                                                  ENDED JUNE 30,    YEAR ENDED
                                                  ---------------  DECEMBER 31,
                                                  1997(1)  1996        1996
                                                  ------- -------  ------------
Pro forma interest expense on new or refinanced
 mortgage debt and the Revolving Credit
 Facility........................................  $ 413  $   760    $ 1,530
Historical interest expense on refinanced or
 retired mortgage debt...........................   (966)  (1,684)    (3,464)
                                                   -----  -------    -------
                                                   $(553) $  (924)   $(1,934)
                                                   =====  =======    =======

--------
(1) The New Equity Investment was effective on March 14, 1997. The historical financial information for the period March 15, 1997 to June 30, 1997 already takes effect for this transaction.

  Pro forma interest expense is based on rates ranging from 6.5% to 8.3% per annum. Assumes proceeds of $30 million ($27.5 million after costs) from the New Equity Investment and $54 million ($50.3 million after costs) from the Offering were received by the Company on January 1, 1996.

                             GROVE PROPERTY TRUST

  (D) Represents the following:

                                                       SIX MONTHS
                                                       ENDED JUNE
                                                          30,        YEAR ENDED
                                                      ------------  DECEMBER 31,
                                                      1997(1) 1996      1996
                                                      ------- ----  ------------
Pro forma deferred financing amortization expense on
 new or refinanced mortgage debt and the Revolving
 Credit Facility....................................   $ 26   $ 69     $ 138
Historical deferred financing amortization expense
 on refinanced or retired mortgage debt.............    (37)   (74)     (143)
                                                       ----   ----     -----
                                                       $(11)  $ (5)    $  (5)
                                                       ====   ====     =====

--------
(1) The New Equity Investment was effective on March 14, 1997. The historical financial information for the period March 15, 1997 to June 30, 1997 already takes effect for this transaction.

  (E) Represents adjustment to record depreciation on the excess of the purchase price relating to the purchase of certain partnership interests from partners, over the net book amount and for properties acquired during or after the six months ended June 30, 1997, to the extent depreciation was not reflected in the historical financial statements during the six months ended June 30, 1997.

  (F) Represents adjustment to record non-cash compensation expense in 1996 and the first quarter of 1997 associated with the Deferred Stock Grants granted to Executive Officers in connection with the consummation of the Consolidation Transactions, pursuant to the 1996 Plan. Such compensation expense was recorded by the Company in the second quarter of 1997 in its historical financial statements included elsewhere herein.

  (G) Represents adjustments to: (i) provide for elimination adjustments as a result of combining the operating properties with the management company, which historically charged properties a management fee, (ii) exclude certain non-recurring revenues and expenses including those of Grove Property Services Limited Partnership attributable to brokerage and other services and sales of apartment units, (iii) reclassify certain expenses historically classified by Grove Property Services Limited Partnership as property operating expenses to general and administrative expenses, (iv) decrease general and administrative expenses to reflect the cost savings (predominately professional fees) associated with operating all Properties on a combined, self-managed basis offset by an increase in compensation expense to the Company's officers to take effect after the Offering, and (v) increase property operating costs subsequent to the Consolidation Transactions to reflect the recombining of certain property leasing costs that GPS provided prior to the Consolidation Transaction and that the Company will commence providing subsequent to the Offering as follows:

                                                            SIX
                                                          MONTHS
                                                           ENDED
                                                         JUNE 30,   YEAR ENDED
                                                         --------- DECEMBER 31,
                                                         1997 1996     1996
                                                         ---- ---- ------------
   (i) Non-recurring property operating expenses......   $ 20 $ 94     $149
   (i) Non-recurring rental revenues..................      9   21       30
   (i) Non-recurring other revenues...................    --   145      204
  (ii) Gain on sales of apartments....................    --    42      138
  (ii) Brokerage services--other revenues.............      4  193      307
 (iii) Reclassification of other property operating to
       general and administrative.....................     71  241      492
  (iv) Decrease in general and administrative.........      9  115       74
   (v) Increase in property operating expenses........     40  --       --

  (H) Elimination of intercompany management fees.

                             GROVE PROPERTY TRUST

  (I) Elimination of non-recurring commission received in 1996 from an affiliate.

  (J) To eliminate minority interest in a consolidated partnership (acquired in June 1997) where the Company acquired the remaining interest in such property partnership on September 30, 1997.

  (K) Based upon Operating Partnership ("OP") Units (OP Units are exchangeable on a one-for-one basis into Common Shares) assumed to be owned by Limited Partners and Common Shares assumed to be outstanding as follows:

                                                                    OPERATING
                                                         COMMON    PARTNERSHIP
                                                         SHARES       UNITS
                                                        ---------  -----------
Grove Property Trust at December 31, 1996..............   620,102         --
New Equity in March 1997............................... 3,333,333         --
Consolidation Transactions in March 1997:
  --affiliates.........................................       --      909,115
  --non-affiliates.....................................       --    1,205,324
June 1997 acquisitions.................................       --      420,183
Exercise of stock options in May 1997..................       394         --
September 1997 acquisitions............................       --      328,332
November 1997 pending acquisitions.....................       --      140,952(1)
The Offering........................................... 4,500,000         --
                                                        ---------   ---------
                                                        8,453,829   3,003,906
                                                        =========   =========
                                                            73.78%      26.22%
                                                        =========   =========

--------
(1) Computed using a value for each OP Unit of $10.50, which represents the value of the OP Units stated in the contract with respect to the November 1997 pending acquisitions, where part of the purchase price will be paid in OP Units.

                        REPORT OF INDEPENDENT AUDITORS

The Shareholders and Board of Trust Managers
Grove Property Trust

  We have audited the accompanying consolidated balance sheet of Grove Property Trust (formerly known as Grove Real Estate Asset Trust) as of December 31, 1996, and the related statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grove Real Estate Asset Trust as of December 31, 1996 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

New York, New York
September 2, 1997

                              GROVE PROPERTY TRUST

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                        JUNE 30,   DECEMBER 31,
                                                          1997         1996
                                                       ----------- ------------
                                                       (UNAUDITED)
                        ASSETS
Real estate assets:
  Land................................................  $ 11,791     $   920
  Buildings and improvements..........................   103,954       8,528
  Furniture, fixtures and equipment...................     5,258         350
                                                        --------     -------
                                                         121,003       9,798
  Less accumulated depreciation.......................   (28,590)     (1,050)
                                                        --------     -------
Net real estate assets................................    92,413       8,748
Cash and cash equivalents.............................     1,762         381
Cash--resident security deposits......................     1,170         158
Deferred charges, net of accumulated amortization of
 $1,294 (1997) and $6 (1996)..........................     1,877         223
Due from affiliates...................................       675         --
Other assets..........................................       527          11
                                                        --------     -------
    Total assets......................................  $ 98,424     $ 9,521
                                                        ========     =======
         LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Mortgage notes payable..............................  $ 44,028     $ 5,669
  Revolving Credit Facility...........................     1,825         --
  Accounts payable, accrued expenses and other
   liabilities........................................     1,421          72
  Due to affiliates...................................        88          19
  Resident security deposits..........................     1,170         157
  Dividends payable...................................     1,169         121
                                                        --------     -------
    Total liabilities.................................    49,701       6,038
                                                        --------     -------
Commitments and subsequent events.....................       --          --
Minority interests in consolidated partnerships.......     6,395         --
Minority interest in Operating Partnership............    17,488         --
Shareholders' equity:
  Preferred shares, $.01 par value per share, 1,000
   shares authorized; no shares issued or
   outstanding........................................       --          --
  Common shares, $.01 par value per share, 13,999,000
   shares authorized; 3,953,829 (1997) and 620,102
   (1996) shares issued and outstanding...............        40           6
  Additional paid-in capital..........................    25,466       3,912
  Distributions in excess of earnings.................      (666)       (435)
                                                        --------     -------
    Total shareholders' equity........................    24,840       3,483
                                                        --------     -------
    Total liabilities and shareholders' equity........  $ 98,424     $ 9,521
                                                        ========     =======

                            See accompanying notes.

                              GROVE PROPERTY TRUST

                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                              SIX MONTHS ENDED    YEARS ENDED
                                                  JUNE 30,       DECEMBER 31,
                                              ----------------- ---------------
                                                1997     1996    1996    1995
                                              --------- ------- ------- -------
                                                 (UNAUDITED)
Revenues:
  Rental income.............................  $   5,438 $ 1,001 $ 2,046 $ 1,287
  Property management.......................        218     --      --      --
  Interest and other income.................        128      20      36      30
                                              --------- ------- ------- -------
    Total revenues..........................      5,784   1,021   2,082   1,317
                                              --------- ------- ------- -------
Expenses:
  Property operating and maintenance........      1,964     346     656     406
  Real estate taxes.........................        542     102     208     148
  Related party management fees.............         22      53     109      67
  General and administrative................        347      40      67      56
                                              --------- ------- ------- -------
    Total expenses..........................      2,875     541   1,040     677
                                              --------- ------- ------- -------
Net operating income........................      2,909     480   1,042     640
Interest expense............................        777     189     394      85
Depreciation and amortization...............      1,155     198     387     217
                                              --------- ------- ------- -------
Income before minority interests............        977      93     261     338
Minority interest in consolidated
 partnership................................         49     --      --      --
Minority interest in Operating Partnership..        314     --      --      --
                                              --------- ------- ------- -------
Net income..................................  $     614 $    93 $   261 $   338
                                              ========= ======= ======= =======
Net income per common share.................  $    0.24 $  0.15 $  0.42 $  0.55
                                              ========= ======= ======= =======
Weighted average number of common shares
 outstanding during the period..............  2,627,601 620,102 620,102 620,102
                                              ========= ======= ======= =======


                            See accompanying notes.

                              GROVE PROPERTY TRUST

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                       ADDITIONAL DIVIDENDS IN
                                                COMMON  PAID-IN   EXCESS OF NET
                                                SHARES  CAPITAL      INCOME
                                                ------ ---------- -------------
Shareholders' equity at January 1, 1995........  $ 6    $ 3,912      $   (78)
Net income.....................................  --         --           338
Declared dividends.............................  --         --          (475)
                                                 ---    -------      -------
Shareholders' equity at December 31, 1995......    6      3,912         (215)
Net income.....................................  --         --           261
Declared dividends.............................  --         --          (481)
                                                 ---    -------      -------
Shareholders' equity at December 31, 1996......    6      3,912         (435)
New Equity Investment, net of related costs
 (unaudited)...................................   34     27,490          --
Allocation of shareholders' equity to minority
 interest in Operating Partnership related to
 the Company's Consolidation Transactions
 (Unaudited)...................................  --      (8,515)         324
Net income (unaudited).........................  --         --           614
Declared dividends (unaudited).................  --         --        (1,169)
                                                 ---    -------      -------
Shareholders' equity at June 30, 1997
 (unaudited)...................................  $40    $22,887      $  (666)
                                                 ===    =======      =======


                            See accompanying notes.

                              GROVE PROPERTY TRUST

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED
                                                   SIX MONTHS      DECEMBER
                                                 ENDED JUNE 30,       31,
                                                 ---------------  ------------
                                                   1997    1996   1996   1995
                                                 --------  -----  -----  -----
                                                  (UNAUDITED)
OPERATING ACTIVITIES
Net income.....................................  $    614  $  92  $ 261  $ 338
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization................     1,155    198    387    217
  Non-cash compensation expenses...............        30    --     --     --
  Imputed interest--mortgage...................        18     18     37     35
(Increase) decrease in other assets............       221    (34)    (8)     4
Increase (decrease) in accounts payable,
 accrued expenses and other liabilities........    (1,412)    35     41     (9)
                                                 --------  -----  -----  -----
  Net cash provided by operating activities....       626    309    718    585
                                                 --------  -----  -----  -----
INVESTING ACTIVITIES
Purchase of partnership interests..............    (3,383)   --     --     --
Cash acquired on purchase of partnership
 interests.....................................     3,213    --     --     --
Deferred charges...............................      (522)   --    (174)   --
Other..........................................       --     --      (3)   --
Additions to real estate assets................      (319)   (49)  (126)   (99)
                                                 --------  -----  -----  -----
  Net cash (used in) investing activities......    (1,011)   (49)  (303)   (99)
                                                 --------  -----  -----  -----
FINANCING ACTIVITIES
Net proceeds from mortgages payable............    16,909    220    220    --
Financing costs................................      (648)   (23)   (21)   (23)
Repayment of mortgages payable.................   (41,044)   (27)   (59)   --
Net proceeds from New Equity investment........    27,524    --     --     --
Payments to affiliates.........................      (758)   (96)   (78)   (23)
Dividends paid.................................      (217)  (239)  (480)  (472)
                                                 --------  -----  -----  -----
Net cash provided by (used in) financing activ-
 ities.........................................     1,766   (165)  (418)  (518)
                                                 --------  -----  -----  -----
Net increase (decrease) in cash and cash equiv-
 alents........................................     1,381     95     (3)   (32)
Cash and cash equivalents, beginning of peri-
 od............................................       381    384    384    416
                                                 --------  -----  -----  -----
Cash and cash equivalents, end of period.......  $  1,762  $ 479  $ 381  $ 384
                                                 ========  =====  =====  =====

                            See accompanying notes.

                             GROVE PROPERTY TRUST

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. FORMATION AND BUSINESS OF THE COMPANY

  Grove Property Trust (the "Company" or "GPT"), formerly Grove Real Estate Asset Trust was organized in the State of Maryland on April 4, 1994, as a Real Estate Investment Trust ("REIT"). As of December 31, 1996, the Company operated four properties with a total of 257 residential apartments located in the northeast. The Company purchased three properties, (the "Original Properties") on June 23, 1994, and the fourth property was acquired in January 1996 (collectively, the "Properties").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Company considers all highly liquid financial instruments with an original maturity of three months or less at the time of the purchase to be cash equivalents.

 Real Estate Assets and Depreciation

  The Original Properties were recorded at their historical cost due to the controlling relationship between the principals of the entities previously operating the Properties (the "Grove Affiliates"). The portion of the purchase price attributable to the net assets acquired from Grove Affiliates exceeds their amortized historical cost. Accordingly, the excess amount was reflected as a decrease in equity for accounting purposes. All real estate assets purchased subsequent to the initial acquisitions have been recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (7 to 27.5 years).

 Long-Lived Assets

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of " (FAS No. 121), which requires long-lived assets to be reviewed for impairment when events or circumstances indicate that an impairment might exist. When an impairment indicator is present, assets must be grouped at the lowest level for which there are identifiable cash flows. If the sum of the undisclosed cash flows is less than the carrying amounts of the assets, an impairment loss must be recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amount. To date, no losses have been recognized.

 Per Share Data

  Net income per common share is based on the weighted average number of shares outstanding during each year. Common stock equivalents (options and warrants) did not have a dilutive effect on net income per share for any year presented. On February 10, 1997, the Board of Trust Managers of the Company declared a stock dividend aggregating 26,250 Common Shares and concurrently declared a 1.125-for-one common stock split. All shares outstanding and per share amounts have been restated to reflect these changes in capital structure.

                             GROVE PROPERTY TRUST

  In February 1997, the Financial Accounting Standard Board issued Statement No. 128, Earnings Per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement 128 on the calculation of primary and fully diluted earnings per share for the years ended December 31, 1996 and 1995, is not material.

 Stock-Based Compensation

  Effective in fiscal year 1996, the Company adopted Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans in accordance with Accounting Principle Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount the employee must pay to acquire the stock. The company has elected to continue to account for its employee stock compensation plans under APB No. 25.

 Unaudited Interim Financial Information

  The accompanying financial information as of June 30, 1997 and for the six months ended June 30, 1997 and 1996 is unaudited, however, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly, the information set forth therein for these interim periods have been included. The results of these interim periods are not necessarily indicative of the results to be obtained for a full fiscal year.

 Income Taxes and Dividends

  The Company has made the election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). A REIT will generally not be subject to federal income tax to the extent it distributes at least 95% of its taxable income to its shareholders and complies with other requirements. Accordingly, no provision has been made for federal income taxes for the Company in the accompanying financial statements. Even though the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed income, if any. Shareholders are taxed on dividends declared and must report such dividends as either ordinary income, short term gains, long term gains, or as a return of capital. The federal income tax characteristics of dividends paid by the Company consisted of:

                                                                    1996   1995
                                                                   ------ ------
   Ordinary income................................................ 97.46% 83.22%
   Return of principal............................................  2.54% 16.78%

 Advertising

  The Company expenses advertising costs as incurred. Advertising costs were $24,000 and $17,000 in 1996 and 1995, respectively.

 Deferred Charges

  Deferred charges, consisting principally of loan costs, are amortized on a straight line basis over the term of the related obligations.

                             GROVE PROPERTY TRUST

 Rental Income

  Rental income attributable to leases is recognized on a straight-line basis over the term of the leases, which are generally for one year. The Company generally requires tenants to provide a cash security deposit equal to one month's rent or pay the last month's rent in advance. Such amounts are deposited into a restricted bank account and the Company records an offsetting liability.

3. ACQUISITION

  On January 12, 1996, the Company purchased the assets and operations of Grove Cambridge Associates Limited Partnership ("Cambridge"), a ninety-two unit multifamily apartment complex located in Norwich, Connecticut, for $4,250,000, which was funded with a $4,500,000 mortgage note payable. The results of Cambridge's operations have been combined with those of the Company since the date of acquisition.

  The unaudited pro forma information for the period set forth below gives effect to the transaction as if it had occurred at the beginning of the period. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time. The pro forma results for 1996 are not materially different from the reported amounts.

  Pro Forma Year Ended December 31, 1995 (in thousands, except share data):

     Revenues........................................................... $2,079
     Net income......................................................... $  278
     Net income per common share........................................ $ 0.45

4. MORTGAGE NOTES PAYABLE

  Mortgage notes payable as of December 31, 1996, consist of the following (in thousands):

     Southington Apartments note........................................ $1,228
     Cambridge Estates note.............................................  4,441
                                                                         ------
       Total............................................................ $5,669
                                                                         ======

  The mortgage note on the Southington Apartments property, which has a face amount of $1,250,000, has an imputed interest rate of 7.25% due in monthly interest payments of $4,167 through June 1997 and monthly principal and interest payments of $8,527 through July 2013. The note is collateralized by the property and 15% of the face amount is guaranteed by certain executive officers and shareholders of the Company.

  The Cambridge note payable had an original principal balance of $4,500,000 with interest payable at 7.04%. Monthly principal and interest payments of $31,920 are due through January 2006. The note is collateralized by the Cambridge property and by first mortgage liens on two additional properties.

                             GROVE PROPERTY TRUST

  Aggregate annual maturities of mortgage notes payable as of December 31, 1996, are as follows (in thousands):

     1997................................................................ $   55
     1998................................................................     86
     1999................................................................     92
     2000................................................................    103
     2001................................................................    111
     Thereafter..........................................................  5,222
                                                                          ------
       Total............................................................. $5,669
                                                                          ======

  Interest paid was approximately $380,000 and $85,000 in 1996 and 1995, respectively and $732,000 and $176,000 for the six months ended June 30, 1997 and 1996, respectively.

  Subsequent to year end, the Company entered into the Consolidation Transactions, a New Equity Investment and acquired various properties. As part of these transactions, the Company entered into and assumed various new debt obligations (see Note 10) and repaid certain mortgage notes payable. After taking effect for these transactions, the Company's mortgage and other debt as of June 30, 1997 consists of:

                                                                         JUNE
                                                                          30,
                                                                         1997
                                                                        -------
     Amortizing first mortgage notes................................... $10,043
     Interest only first mortgage notes................................  33,985
     Revolving Credit Facility (See Notes 5 and 10)....................   1,825
                                                                        -------
                                                                        $45,853
                                                                        =======

  The amortizing first mortgage notes have fixed interest rates between 7.04% and 7.49%, have monthly principal and interest payments based on amortization schedules between 25 and 30 years, and maturities between the year 2000 and 2013. The notes are collateralized by 6 properties and are partially guaranteed by certain executive officers and shareholders of the Company.

  The interest only first mortgage notes are comprised of variable rate and fixed rate notes, are collateralized by 11 properties, and are partially guaranteed by certain executive officers and shareholders of the Company. One note has a principal balance of $4.0 million, monthly payments of interest only at a fixed rate of 7.50%, and matures in 1999. One note has a principal balance of $15.1 million, monthly payments of interest only at a variable rate of one month LIBOR plus 1.14%, and matures in 2007. Three notes have an aggregate principal balance of $14.8 million, monthly payments of interest only at a variable rate of one month LIBOR plus 1.20%, and mature between 1999 and 2005.

  The interest rate on the variable notes is partially fixed with three interest rate swap contracts (the "Interest Swaps") with two banks. The Interest Swaps have, in effect, (i) fixed $7.6 million of debt at 7.67% for the period from October 1, 1997 through October 1, 2007, (ii) fixed $7.6 million of debt at 7.68% for the period from October 1, 1997 through January 4, 2005, and (iii) fixed $9.1 million of debt at 7.09% from December 15, 1995 through December 15, 2000. The Interest Swaps have been pledged as collateral under the various related variable notes.

                             GROVE PROPERTY TRUST

5. INITIAL CREDIT FACILITY

  The Company entered into an Initial Credit Facility concurrent with its initial public offering ("IPO") in 1994. The Initial Credit Facility, which provided for up to $3.0 million in borrowings, was expected to be used to finance acquisitions of properties, re-development and renovation costs and expenses, and for working capital purposes related to future acquisitions. The Initial Credit Facility was not drawn upon, and was terminated in January 1996. In March 1997, the Company entered into a new credit facility (see Note
10).

6. STOCK OPTION PLAN

  The Company adopted a stock option plan in 1994 (the "1994 Plan") for a maximum of 118,120 common shares for key employees and non-employees of the Company. Options are granted at the market price of the Company's common stock on the date of grant, become exercisable in increments of 33 1/3% per year on each of the first three anniversaries of the date of grant and have a maximum term of ten years. At December 31, 1996, no options had been exercised. In May 1997, an employee exercised options on 394 Common Shares. Information regarding the 1994 Plan is summarized below. In March 1997, the Company instituted an additional stock option plan (see Note 10).

                                                     1996             1995
                                               ---------------- ----------------
                                                       WEIGHTED         WEIGHTED
                                                       AVERAGE          AVERAGE
                                                       EXERCISE         EXERCISE
                                               OPTIONS  PRICE   OPTIONS  PRICE
                                               ------- -------- ------- --------
Outstanding at beginning of year..............  69,689  $9.31   66,146   $9.42
Granted.......................................  48,428  $7.29    3,543   $7.20
                                               -------          ------
Outstanding at end of year.................... 118,117  $8.48   69,689   $9.31
                                               =======          ======
Options exercisable at end of year............  45,272  $9.36   22,049   $9.42
                                               =======  =====   ======   =====

  The Company accounts for stock option grants under its 1994 Plan in accordance with APB No. 25. Accordingly, no compensation cost has been recognized for stock option grants since the options have exercise prices equal to the market value of the Company's common stock at the date of grant. The pro forma compensation cost for the Company's 1994 Plan determined in accordance with FAS No. 123 was not material for 1996 and 1995.

7. UNDERWRITER WARRANTS

  In conjunction with the IPO, the managing underwriter was granted Underwriter Warrants to purchase 47,248 Common Shares. The Underwriter Warrants are exercisable at $11.31 per Common Share and expire in June 1999. No warrants have been exercised as of December 31, 1996.

8. RELATED PARTY TRANSACTIONS

 Management Fee

  On June 23, 1994, the Company entered into a Management Agreement (the "Agreement") with Grove Property Services Limited Partnership ("GPS"), an affiliated company which provides operating and support functions requisite to the operation of the Properties. The Agreement provides for a management fee equal to 5% of gross monthly revenues, as defined, and was terminated pursuant to the Consolidated Transactions in March 1997. Management fees incurred in 1996 and 1995 were approximately $109,000 and $67,000, respectively, and $22,000 and $53,000 for the six months ended June 30, 1997 and 1996, respectively.

                             GROVE PROPERTY TRUST

 Operating Expenses and Non-Operating Expenses

  Certain operating and non-operating expenses include amounts allocated to the Company by GPS. These charges reflect an allocation of the cost of services required by the Company, which are outside the scope of services customarily included in the property management fees. Total costs of approximately $11,000 were allocated in 1996.

 Rent to Related Party

  The Company's executive offices are leased from an affiliated company for $500 per month under a three year lease which expired in June 1997; rent expense related thereto was $6,000 in 1996 and 1995. The lease was subsequently extended on a month-to-month basis at a comparable rent.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. Judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

  Cash equivalents, accounts receivable, accounts payable and other accruals, because of their short term nature, approximate fair value. Mortgage notes are also carried at amounts that approximate their fair values. Fair values of mortgage notes were estimated using discounted cash flow analyses, based on interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

10. SUBSEQUENT EVENTS

 Consolidation Transactions

  On March 14, 1997, GPT completed a series of transactions pursuant to which the Company was transformed into a self-administered and self-managed REIT with control over a portfolio of 23 multi-family residential projects and a neighborhood shopping center in the Northeastern United States. A summary of the steps involved in these Consolidation Transactions is as follows:

  . GPT formed an Operating Partnership to serve as the vehicle for the consolidation of ownership and/or control of the operations, assets and liabilities of the Company.

  . Pursuant to an Exchange Offer, the Operating Partnership purchased from the Limited Partners of certain Property Partnerships, the outstanding partnership units of each of the Property Partnerships in exchange for Common Units of the Operating Partnership, or, in certain circumstances, cash. The number of Common Units received by a Limited Partner (1,205,324 in the aggregate, excluding Grove Companies) was calculated based upon such partners' interest in the applicable partnership as applied to the value of the Property Partnership associated therewith.

  . Immediately prior to the consummation of the Consolidation Transactions, GPT declared and issued a stock dividend aggregating 26,222 Common Shares and concurrently declared a stock split of 1.125 to 1, thereby issuing on a pro rata basis a total of 95,102 Common Shares to the holders of the then issued and outstanding Common Shares. The Company retroactively adjusted all share and per share amounts in the accompanying financial statements to reflect these transactions.

  . GPT issued 3,333,333 Common Shares to new equity investors in exchange for $30 million.

                             GROVE PROPERTY TRUST

  . Pursuant to a Contribution Agreement among GPT, certain companies and individuals affiliated with GPT (the "Grove Companies") and the Operating Partnership, substantially all of the assets and operations of GPT, the management services division of Grove Property Services Limited Partnership and the Grove Companies' interests in the acquired Property Partnerships were transferred to the Company.

   In exchange for the above, the Grove Companies received an aggregate of 909,115 Common Units in the Operating Partnership and a cash payment of $177,669 from GPT, and GPT received 620,102 Common Units in the Operating Partnership. Additionally, GPT contributed to the Operating Partnership the proceeds received from the new equity investment ($30 million less related costs) in exchange for a number of additional Common Units equal to the number of Common Shares issued by GPT to the new equity investors.

 Revolving Credit Facility and Mortgage Loan Refinancings

  In connection with the Consolidation Transactions, the Operating Partnership entered into a three-year secured revolving acquisition and working capital facility ("Revolving Credit Facility") of up to $25 million and an approximately $15.1 million ten-year term mortgage loan. Borrowings under the Revolving Credit Facility are collateralized by certain properties and bear interest, payable monthly, at a floating rate of 1.2% above the 30, 60 or 90 day LIBOR. The Operating Partnership is required to maintain certain financial covenants.

  The Company used a portion of the proceeds from the new equity investment, together with borrowings under the $15.1 million ten-year term mortgage loan to paydown or refinance approximately $39.3 million of mortgage indebtedness of the Property Partnerships and to acquire certain minority interests in certain of the Property Partnerships.

 Property Acquisitions

  Effective on June 1, 1997, The Company acquired two residential apartment complexes through the Operating Partnership. These acquisitions were completed by the Operating Partnership through the acquisition of the assets (other than certain amounts of cash) and the assumption of liabilities of Northeast Apartments I Limited Partnership, the owner of Four Winds Apartments, and of West Hartford Center Associates, Limited Partnership, the owner of Brooksyde Apartments. In addition, simultaneously with the acquisition of Four Winds Apartments and Brooksyde Apartments, the Company acquired an interest in Windsor Arbor Limited Partnership ("Windsor"), the owner of River's Bend Apartments, and anticipates that it will acquire, pursuant to certain put and call options, the remaining limited partnership interest in Windsor on or before December 31, 1997 for $4.9 million. Commencing June 1, 1997, the Company will consolidate Windsor in its financial statements.

  Upon consummation of the June 1, 1997 transactions referred to above, the Operating Partnership issued an aggregate of 420,183 Common Units valued at $10 per unit, which under certain circumstances, could be redeemed for an equal number of Common Shares of the Company. The Company also assumed mortgage debt on Four Winds Apartments and Brooksyde Apartments in the aggregate remaining principal amount of $6.2 million. Additionally, the Windsor investment is encumbered by $8.6 million mortgage debt. To complete these transactions, the Company borrowed $1.825 million under its Revolving Credit Facility and used $68,000 of its available cash.

  Four Winds Apartments is a 168-unit community located in North Fall River, Massachusetts. Brooksyde Apartments is an 80-unit apartment community located in West Hartford, Connecticut. River's Bend Apartments is a 432-unit condominium community located in Windsor, Connecticut, of which 349 units are owned by Windsor.

                             GROVE PROPERTY TRUST

  On July 1, 1997, the Company purchased 127 condominium units constituting a part of Greenfield Village Condominium in Rocky Hill, Connecticut. The purchase was made pursuant to a Purchase and Sale Agreement dated May 14, 1997, between Highland Income Partners, L.P. and Grove Corporation, an affiliate of the Company. The $4,282,500 purchase price for Greenfield Village was paid utilizing a portion of the Company's cash and borrowings under the Revolving Credit Facility. In addition, Grove Rocky Hill assumed certain obligations of the seller, principally related to security deposits held by the seller. In connection with the purchase of Greenfield Village, the Company paid $107,000 for expense and overhead reimbursement to National Realty Services, L.P., a limited partnership owned by four of the executive officers of the Company.

  Pursuant to two Offers to Exchange All Outstanding Limited Partnership Interests in two affiliated partnerships, effective September 1, 1997, the Company acquired three residential apartment communities through the Operating Partnership. These acquisitions were completed by the Operating Partnership through the acquisition of the assets and the assumption of liabilities of Heritage Court Associates Limited Partnership, the owner of the Glastonbury Center Apartments, and of Farmington Summit Associates Limited Partnership, the owner of Summit Apartments and Birch Hill Apartments.

  Upon consummation of the transactions, the Operating Partnership issued an aggregate of 328,332 Common Units valued at $10.50 per unit, which under certain circumstances, could be redeemed for an equal number of Common Shares of the Company. The Company also assumed mortgage debt on Summit Apartments, Birch Hill Apartments and Glastonbury Apartments in the aggregate remaining principal amount of $9.8 million. To complete these transactions, the Company borrowed $750,000 under its Revolving Credit Facility, assumed a current liability of $1.1 million (subsequently paid), including approximately $200,000 due to an affiliate, and paid the balance from its available cash.

  Summit Apartments and Birch Hill Apartments have a total of 184 apartments and are located in Farmington Connecticut. Glastonbury Apartments is a 104-unit apartment community located in Glastonbury, Connecticut.

 1996 Stock Option Plan

  In March 1997, the Company instituted on additional stock option plan ("1996 Plan"). The Company reserved a total of 900,000 common shares, subject to adjustment, pursuant to the 1996 Plan. The provisions of the 1996 Plan are similar to the 1994 Plan (see Note 6). Pursuant to the Consolidation Transactions, the Company granted 300,000 shares to certain executive officers and non-employee Board of Trust Managers. Each non-employee Board of Trust Manager receives 5,000 options per year.

                        REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Trust Managers
Grove Property Trust

  We have audited the accompanying combined balance sheet of Grove Property Services Limited Partnership and Property Partnerships as of December 31, 1996, and the related combined statements of income, owners' equity and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Grove Property Services Limited Partnership and Property Partnerships at December 31, 1996, and the combined results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

New York, New York
September 2, 1997

     GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

                             COMBINED BALANCE SHEET

                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                    ASSETS
Real estate assets, at cost:
  Land................................................................. $ 7,718
  Buildings and improvements...........................................  66,933
  Furniture, fixtures and equipment....................................   4,182
                                                                        -------
                                                                         77,833
Less accumulated depreciation..........................................  24,209
                                                                        -------
  Net real estate assets...............................................  54,624
Cash and cash equivalents..............................................   1,702
Restricted cash--resident security deposits............................     679
Due from related parties...............................................     931
Due from partners......................................................     922
Deferred costs, net of accumulated amortization of $1,585..............     807
Other assets...........................................................     201
                                                                        -------
  Total assets......................................................... $59,866
                                                                        =======
                        LIABILITIES AND OWNERS' EQUITY
Mortgage notes payable................................................. $48,643
Accounts payable and other liabilities.................................     853
Due to related parties.................................................   1,896
Resident security deposits.............................................     679
                                                                        -------
  Total liabilities....................................................  52,071
Commitments and contingencies..........................................     --
Owners' equity.........................................................   7,795
                                                                        -------
  Total liabilities and owners' equity................................. $59,866
                                                                        =======


                            See accompanying notes.

     GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1995*
                                                                ------- -------
Revenues:
  Rental income................................................ $12,906 $11,965
  Property management..........................................     777     815
  Interest and other...........................................   1,138   1,103
                                                                ------- -------
    Total revenues.............................................  14,821  13,883
                                                                ------- -------
Expenses:
  Allocated payroll............................................   2,493   2,358
  Real estate taxes............................................   1,299   1,234
  Other property operating.....................................   3,212   2,918
  General and administrative...................................     279     261
                                                                ------- -------
    Total expenses.............................................   7,283   6,771
                                                                ------- -------
Net operating income...........................................   7,538   7,112
Interest expense...............................................   3,856   3,829
Depreciation and amortization..................................   3,055   3,140
                                                                ------- -------
Income before extraordinary item...............................     627     143
Extraordinary item--gain on debt restructuring.................     --    2,186
                                                                ------- -------
    Net income................................................. $   627 $ 2,329
                                                                ======= =======

--------
* Certain amounts have been reclassified for comparative purposes.


                            See accompanying notes.

     GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

                COMBINED STATEMENTS OF CHANGES IN OWNERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1996 AND 1995
                                 (IN THOUSANDS)

Owners' equity, January 1, 1995........................................ $10,946
Capital contributions..................................................       2
Distributions..........................................................  (1,018)
Net income.............................................................   2,329
                                                                        -------
Owners' equity, December 31, 1995......................................  12,259
Capital contributions..................................................     925
Distributions..........................................................  (6,016)
Net income.............................................................     627
                                                                        -------
Owners' equity, December 31, 1996...................................... $ 7,795
                                                                        =======



                            See accompanying notes.

     GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                             ----------------
                                                              1996     1995*
                                                             -------  -------
OPERATING ACTIVITIES
Net income.................................................. $   627  $ 2,329
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization.............................   3,055    3,140
  Gain on debt restructuring................................     --    (2,186)
  Gain on sales of condominiums.............................    (210)     --
(Increase) in assets:
  Other assets..............................................     (16)     (25)
(Decrease) increase in liabilities:
  Accounts payable and other liabilities....................    (224)      59
                                                             -------  -------
  Net cash provided by operating activities.................   3,232    3,317
                                                             -------  -------
INVESTING ACTIVITIES
Purchase of real estate assets..............................  (1,544)  (3,004)
Proceeds from sale of condominiums..........................     443      --
Payment for deferred costs..................................     (43)    (415)
                                                             -------  -------
  Net cash (used in) investing activities...................  (1,144)  (3,419)
                                                             -------  -------
FINANCING ACTIVITIES
Repayment of mortgage notes.................................    (784)  (7,655)
Proceeds from mortgage notes................................   2,641    7,800
Due from related parties, net...............................   1,210     (502)
Payment for financing costs.................................    (184)    (256)
Due from partners...........................................    (598)     750
Due to NAVAB................................................     252    1,171
Distributions to owners.....................................  (6,016)  (1,018)
Capital contributions.......................................     925        2
                                                             -------  -------
  Net cash (used in) provided by financing activities.......  (2,554)     292
                                                             -------  -------
Net (decrease) increase in cash and cash equivalents........    (466)     190
Cash and cash equivalents, beginning of year................   2,168    1,978
                                                             -------  -------
  Cash and cash equivalents, end of year.................... $ 1,702  $ 2,168
                                                             =======  =======
SUPPLEMENTAL INFORMATION
Cash paid during the year for interest...................... $ 3,816  $ 3,883
                                                             =======  =======

--------
* Certain amounts have been reclassified for comparative purposes.

                            See accompanying notes.

     GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

                  NOTES TO THE COMBINED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. BASIS OF PRESENTATION

  Grove Property Services Limited Partnership and Property Partnerships (the "Group") combined financial statements include the accounts of various partnerships and is not a separate legal entity. "Property Partnerships" are a combination of affiliated entities that have ownership interests principally in multifamily communities in the Connecticut, Massachusetts and Rhode Island areas. The accounts are presented on a combined basis because all of the communities are managed by Grove Property Services Limited Partnership ("GPS") whose general partners have a controlling interest in each of the communities and because these communities were subject of a business combination in connection with the formation of an umbrella REIT (the "Company") effective on March 14, 1997. Each of the communities is owned by Grove Operating, L.P. (the "Operating Partnership"), which is owned, in part, by the Company. The Company qualifies as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

  The business combination was structured so that the former partners received cash, units in the Operating Partnership, or a combination thereof. The Company is the sole general partner of the Operating Partnership.

  In addition to GPS and Grove Longmeadow Associates (a neighborhood shopping center) the following residential communities have been included in the combined financial statements:

                                                                   NUMBER OF
   LIMITED PARTNERSHIP NAME          EXISTING COMMUNITY NAME       APARTMENTS
   ------------------------          -----------------------       ----------
   Avonplace Associates              Avonplace                        146
   Burgundy Associates               Burgundy Studios                 102
   Grove-Ellington Associates        Arbor Commons                     28
   Grove-Enfield Associates          Fox Hill Apartments              168
   Grove-Manchester Associates       208-210 Main Street               28
                                     Apartments
   Grove-Newington Associates        Woodbridge Apartments             73
   Grove Opportunity Fund II         Dean Estates II                   58
                                     Royale Apartments                 76
                                     Talcott Forest*                   19
   Grove-Plainville Associates       Colonial Village Apartments      104
   Grove Properties III              Bradford Commons                  64
                                     Loomis Manor                      43
   Grove Taunton Associates          Dean Estates                      48
   Grove-Vernon Associates           Fox Hill Commons                  74
   Grove-West Hartford Associates    Park Place West                   63
   Grove-West Springfield Associates Van Deene Manor                  109
   Grove-Westfield Associates        Security Manor                    63
   Grove-Westwynd Associates         Westwynd Apartments               46
   Shoreline London Associates       Ocean Reef                       163
   Nautilus Properties               Sandalwood**                      39

--------
 * Talcott Forest is included in the accompanying combined financial statements as it is part of a legal entity combined herewith. However, this property was not included in the Consolidation Transactions and, as such, the operations were not included in the pro forma statements of income contained elsewhere in this Registration Statement.
** Available for lease August 1996.

  All significant intercompany accounts and transactions have been eliminated in combination

     GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Depreciation of Real Estate Assets

  Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation of real estate is computed principally on a straight-line basis over the expected useful lives of depreciable property, which ranges from 15 to 39 years for buildings, improvements and land improvements and 5 to 7 years for furnishings and equipment.

 Long-Lived Assets

  In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996. The adoption of Statement 121 had no effect on the accompanying financial statements.

 Revenue Recognition

  Rental income attributable to leases is recognized on a straight-line basis over the term of the leases. Residential leases are generally for periods of one year. Commercial leases are generally for periods of 5 to 10 years. The Company generally requires tenants to provide a cash security deposit equal to one month's rent. Such amounts are deposited into a restricted bank account and the Company records an offsetting liability.

 Cash and Cash Equivalents

  Cash and cash equivalents include all highly liquid financial instruments with maturities of three months or less from the date of purchase.

 Deferred Costs

  Deferred costs consist of organization costs and costs incurred in obtaining long-term financing. Deferred financing costs are amortized over the term of the related mortgage loan obligation. Organization costs are amortized over 5 years.

 Income Taxes

  The Group is owned by various partnerships whose partners are required to include their respective share of profits and losses in their individual income tax returns. Accordingly, no federal or state income taxes have been provided in the accompanying combined financial statements.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

3. DUE TO AND FROM RELATED PARTIES

  Certain properties managed by GPS are not included in the Group. Due to/from related parties represent costs paid by the Group on behalf of these properties, property expense and other advances from the Group to those properties, and management fees owed to the Group by those properties. An affiliate of the Group, NAVAB, periodically loans funds to the partnerships under its line of credit. These loans generally bear interest at 2.5% above the prime rate. Interest due NAVAB was approximately $145,000 and $116,000 for the years ended December 31, 1996 and 1995, respectively.

4. MORTGAGE NOTES PAYABLE

  The Group's mortgage notes at December 31, 1996 consisted of the following (in thousands):

     Mortgage notes payable at fixed interest rates ranging from 7.09%
      to 8.00%, payable in varying amounts through December 2003.......  $12,362
     Mortgage notes payable with floating interest rates (7.0% to 9.27%
      at December 31, 1996), payable in varying amounts through
      November 2005....................................................   36,281
                                                                         -------
                                                                         $48,643
                                                                         =======

  Each of the mortgage notes is collateralized by a first mortgage on separate communities. Certain loans are guaranteed in whole or part by individuals affiliated with the Group. Such guarantees aggregate approximately $31 million at December 31, 1996.

  Annual principal maturities as of December 31, 1996, are as follows (in thousands):

     1997............................................................... $   890
     1998...............................................................     970
     1999...............................................................   9,478
     2000...............................................................  21,746
     2001...............................................................   4,589
     Thereafter.........................................................  10,970
                                                                         -------
       Total............................................................ $48,643
                                                                         =======

  As part of the Consolidation Transactions, certain of these mortgage notes payable were retired early or refinanced.

5. RELATED PARTY TRANSACTIONS

  GPS performs management services for certain communities not included in the Group. Management fees received from these communities were approximately $777,000 and $891,000 for the years ended December 31, 1996 and 1995, respectively.

  The Group leases office space from an affiliate at a rate of $4,150 per month.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. Judgment is necessary to interpret market data and develop

     GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

  Cash equivalents, accounts receivable, accounts payable and other accruals because of their short-term nature approximate fair value. Mortgage notes are carried at amounts that approximate their fair values. Fair values of mortgage notes were estimated using discounted cash flow analyses, based on interest rates currently available to the Group for issuance of debt with similar terms and remaining maturities.

7. COMMERCIAL LEASES

  Future minimum annual lease payments to be received on noncancelable commercial operating leases with terms greater than one year consist of the following at December 31, 1996 (in thousands):

     1997................................................................ $  989
     1998................................................................    882
     1999................................................................    830
     2000................................................................    697
     2001................................................................    591
     Thereafter..........................................................  1,983
                                                                          ------
       Total............................................................. $5,972
                                                                          ======

  Residential leases are generally for a term of one year and are not included above. The commercial leases generally contain provisions for increases in rent tied to various indices, increases in operating costs and/or a percentage of the tenants' sales in excess of a specified base amount. Such additional rents are included in rental income on the accompanying combined statements of income and are not material.

                        REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Trust Managers
Grove Property Trust

  We have audited the combined statements of revenues and certain expenses of the Post March 1997 Property Acquisitions (the "Properties") for the years ended December 31, 1996 and 1995. The combined statements of revenues and certain expenses are the responsibility of the Properties' management. Our responsibility is to express an opinion on the combined statements of revenues and certain expenses based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statements of revenues and certain expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statements of revenues and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined statements of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

  The accompanying combined statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-2 of Grove Property Trust described in Note 2 and is not intended to be a complete presentation of the Properties' revenues and expenses.

  In our opinion, the combined statements of revenues and certain expenses referred to above present fairly, in all material respects, the combined revenues and certain expenses as described in Note 2 of the Post March 1997 Property Acquisitions for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

New York, New York
September 2, 1997

                     POST MARCH 1997 PROPERTY ACQUISITIONS

              COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES

                                                      SIX MONTHS   YEARS ENDED
                                                         ENDED    DECEMBER 31,
                                                       JUNE 30,   -------------
                                                         1997      1996   1995
                                                      ----------- ------ ------
                                                      (UNAUDITED)
                                                           (IN THOUSANDS)
Revenues:
  Rental income......................................   $3,718    $7,824 $6,648
  Miscellaneous income...............................       68       187    138
                                                        ------    ------ ------
    Total revenues...................................    3,786     8,011  6,786
                                                        ------    ------ ------
Certain expenses:
  Property operating and maintenance.................    1,544     2,948  2,255
  Real estate taxes..................................      442     1,032    921
  Related party management fees......................      151       331    297
                                                        ------    ------ ------
                                                         2,137     4,311  3,473
                                                        ------    ------ ------
Revenues in excess of certain expenses...............   $1,649    $3,700 $3,313
                                                        ======    ====== ======


                            See accompanying notes.

                     POST MARCH 1997 PROPERTY ACQUISITIONS

       NOTES TO THE COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES

                    YEARS ENDED DECEMBER 31, 1996 AND 1995

1. BUSINESS

  The accompanying Combined Statements of Revenues and Certain Expenses relate to the operations of certain residential "Properties" as identified below. The Properties were acquired by Grove Property Trust (the "Company") between June 1, 1997 and September 1, 1997. The Properties were previously owned by affiliates of the Company. Summit and Birch Hill were acquired by the Company's affiliate in February 1995 from an unrelated party. Four Winds was acquired by the Company's affiliate in September 1995. The accompanying combined statement of revenues and certain expenses for the year ended December 31, 1995, includes the operations of these three properties from the date of acquisition by the affiliate.

     PROPERTY NAME                                             DATE ACQUIRED
     -------------                                             -------------
     Four Winds(1)............................................ June 1, 1997
     Brooksyde(1)............................................. June 1, 1997
     River's Bend(1).......................................... June 1, 1997
     Greenfield............................................... July 1, 1997
     Glastonbury.............................................. September 1, 1997
     Summit................................................... September 1, 1997
     Birch Hill............................................... September 1, 1997

--------
(1) See Note 2, "Interim Unaudited Information"

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying Combined Statements of Revenues and Certain Expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-2 of the Company. Accordingly, the financial statements exclude certain expenses that may not be comparable to those expected to be incurred by the Company in the proposed future operations of the Properties. Items excluded consist of depreciation, amortization, interest and certain non-operating expenses.

 Use of Estimates

  The preparation of the Combined Statements of Revenues and Certain Expenses in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Combined Statements of Revenues and Certain Expenses and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Rental income attributable to leases is recognized on a straight-line basis over the term of the leases, which are generally for one year.

 Interim Unaudited Information

  The accompanying interim Combined Statement of Revenues and Certain Expenses for the six months ended June 30, 1997 is unaudited, however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the Combined Statement of Revenues and Certain Expenses for this interim period have been included. The results of this interim period is not necessarily indicative of the results to be obtained for a full fiscal year.

  Four Winds, Brooksyde and River's Bend were acquired by the Company on June 1, 1997. The accompanying unaudited Combined Statement of Revenues and Certain Expenses for the six months ended June 30, 1997, includes operations for these properties only through the date of acquisition by the Company.

                        REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Trust Managers
Grove Property Trust

  We have audited the combined statements of revenue and certain expenses of the Pending 1997 Property Acquisitions-Affiliates (the "Properties") for the years ended December 31, 1996 and 1995. The combined statements of revenue and certain expenses are the responsibility of the Properties' management. Our responsibility is to express an opinion on the combined statements of revenues and certain expenses based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statements of revenue and certain expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statements of revenue and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined statements of revenue and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

  The accompanying combined statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-2 of Grove Property Trust described in Note 2 and is not intended to be a complete presentation of the Properties' revenues and expenses.

  In our opinion, the combined statements of revenue and certain expenses referred to above present fairly, in all material respects, the combined revenue and certain expenses as described in Note 2 of the Pending 1997 Property Acquisitions-Affiliates for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

New York, New York
September 2, 1997

                 PENDING 1997 PROPERTY ACQUISITIONS--AFFILIATES

              COMBINED STATEMENTS OF REVENUE AND CERTAIN EXPENSES

                                                                        YEARS
                                                                        ENDED
                                                          SIX MONTHS  DECEMBER
                                                             ENDED       31,
                                                           JUNE 30,   ---------
                                                             1997     1996 1995
                                                          ----------- ---- ----
                                                          (UNAUDITED)
                                                             (IN THOUSANDS)
Revenue:
  Rental income..........................................    $243     $400 $392
                                                             ----     ---- ----
Certain expenses:
  Property operating and maintenance.....................      33       35   37
  Real estate taxes......................................      11       23   18
  Related party management fees..........................      15       24   24
                                                             ----     ---- ----
                                                               59       82   79
                                                             ----     ---- ----
    Revenues in excess of certain expenses...............    $184     $318 $313
                                                             ====     ==== ====



                            See accompanying notes.

                PENDING 1997 PROPERTY ACQUISITIONS--AFFILIATES

       NOTES TO THE COMBINED STATEMENTS OF REVENUE AND CERTAIN EXPENSES

                    YEARS ENDED DECEMBER 31, 1995 AND 1996

1. BUSINESS

  The accompanying Combined Statements of Revenue and Certain Expenses relate to the operations of certain properties known as Corner Block and The Wharf (two retail properties with approximately 16,400 square feet, in the aggregate, of space located in Massachusetts) (the "Properties"). The Properties are contracted to be acquired by Grove Property Trust (the "Company") and are expected to close in November 1997. The Properties are owned by affiliates of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying Combined Statements of Revenue and Certain Expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-2 of the Company. Accordingly, the financial statements exclude certain expenses that may not be comparable to those expected to be incurred by the Company in the proposed future operations of the Properties. Items excluded consist of depreciation, amortization, interest and certain non-operating expenses.

 Use of Estimates

  The preparation of the Combined Statements of Revenue and Certain Expenses in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Combined Statements of Revenue and Certain Expenses and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Rental income attributable to leases is recognized on a straight-line basis over the term of the leases, which have varying terms.

 Concentration of Revenues

  Approximately 86% of rental revenues in each period presented was derived from two tenants.

 Interim Unaudited Information

  The accompanying Combined Statement of Revenue and Certain Expenses for the six months ended June 30, 1997 is unaudited, however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the Combined Statement of Revenue and Certain Expenses for this interim period have been included. The results of this interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

                        REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Trust Managers
Grove Property Trust

  We have audited the statement of revenues and certain expenses of the Pending 1997 Property Acquisitions--Non-Affiliates (the "Property") for the year ended December 31, 1996. The statement of revenues and certain expenses is the responsibility of the Property's management. Our responsibility is to express an opinion on the statement of revenues and certain expenses based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

  The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-2 of Grove Property Trust described in Note 2 and is not intended to be a complete presentation of the Property's revenues and expenses.

  In our opinion, the statement of revenues and certain expenses referred to above presents fairly, in all material respects, the revenues and certain expenses as described in Note 2 of the Pending 1997 Property Acquisition--Non-Affiliates for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

New York, New York
October 3, 1997

               PENDING 1997 PROPERTY ACQUISITIONS--NON-AFFILIATES

                  STATEMENTS OF REVENUES AND CERTAIN EXPENSES

                                                        SIX MONTHS
                                                           ENDED     YEAR ENDED
                                                         JUNE 30,   DECEMBER 31,
                                                           1997         1996
                                                        ----------- ------------
                                                        (UNAUDITED)
                                                             (IN THOUSANDS)
Revenues:
  Rental income........................................    $344         $626
  Other................................................       7           18
                                                           ----         ----
                                                            351          644
                                                           ----         ----
Certain expenses:
  Property operating and maintenance...................     157          313
  Real estate taxes....................................      28           54
                                                           ----         ----
                                                            185          367
                                                           ----         ----
Revenues in excess of certain expenses.................    $166         $277
                                                           ====         ====


                            See accompanying notes.

              PENDING 1997 PROPERTY ACQUISITIONS--NON-AFFILIATES

           NOTES TO THE STATEMENTS OF REVENUES AND CERTAIN EXPENSES

                         YEAR ENDED DECEMBER 31, 1996

1. BUSINESS

  The accompanying Statements of Revenues and Certain Expenses relate to the operations of a certain property known as Ellington (a residential apartment building located in Connecticut) (the "Property"). Grove Property Trust (the "Company") contracted to acquire the Property from an unrelated party. The Company expects to close on this acquisition in November 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying Statements of Revenues and Certain Expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-2 of the Company. Accordingly, the financial statements exclude certain expenses that may not be comparable to those expected to be incurred by the Company in the proposed future operations of the Property. Items excluded consist of depreciation, amortization, interest and certain non-operating expenses.

 Use of Estimates

  The preparation of the Statements of Revenues and Certain Expenses in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Statements of Revenues and Certain Expenses and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Rental income attributable to leases is recognized on a straight-line basis over the term of the leases, which are generally one year.

 Interim Unaudited Information

  The accompanying Statement of Revenues and Certain Expenses for the six months ended June 30, 1997 is unaudited, however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the Statement of Revenues and Certain Expenses for this interim period have been included. The results of this interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................  10
The Company..............................................................  22
The Concurrent Offering..................................................  26
Use of Proceeds..........................................................  27
Distribution Policy......................................................  28
Price Range of Common Shares and Dividends...............................  29
Capitalization...........................................................  30
Selected Financial Information...........................................  31
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  34
Business and Properties..................................................  40
Management...............................................................  56
Certain Relationships and Transactions...................................  61
Principal Shareholders...................................................  65
Description of Shares of Beneficial Interest.............................  66
Certain Provisions of Maryland Law and of the Company's Charter and
 Bylaws..................................................................  70
Practices and Objectives with Respect to Certain Activities..............  73
Shares Available for Future Sale.........................................  75
The Operating Partnership Agreement......................................  77
Certain Federal Income Tax Considerations................................  80
Underwriting.............................................................  93
Experts..................................................................  94
Legal Matters............................................................  95
Available Information....................................................  95
Incorporation of Certain Documents by Reference..........................  96
Index to Financial Statements............................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               4,500,000 SHARES

                             GROVE PROPERTY TRUST

                         SHARES OF BENEFICIAL INTEREST


                                    [LOGO]

                                    -------

                                  PROSPECTUS

                                       , 1997

                                    -------

                               SMITH BARNEY INC.

                                LEHMAN BROTHERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder, all of which are being paid by the Company. Except for the SEC registration fees, the NASD filing fee and the American Stock Exchange listing fee, all amounts are estimates.

      Registration fees............................................. $   17,938
      NASD fee......................................................      6,581
      Transfer agent fee............................................
      American Stock Exchange Listing Fee...........................
      Printing costs................................................         *
      Legal fees and expenses.......................................         *
      Accounting fees and expenses..................................         *
      Advisory fee..................................................         *
      Miscellaneous.................................................
                                                                     ----------
        Total....................................................... $1,200,000
                                                                     ==========

--------
* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's officers and directors are and will be indemnified against certain liabilities under Maryland law, the Charter and Bylaws of the Company and the Partnership Agreement of the Operating Partnership. The Charter of the Company contains a provision which eliminates such liabilities to the maximum extent permitted by Maryland law.

  As permitted under the MGCL, the Company's Bylaws require it to indemnify
(a) any present or former Trust Manager, officer or shareholder (including among the foregoing, any individual who, while a Trust Manager, officer or shareholder at the express request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, shareholder, partner or trust manager) who has been successful, on the merits or otherwise, in the defense of a proceeding to which such person was made a party by reason of such status, against reasonable expenses incurred by such person in connection with the proceeding, (b) any present or former Trust Manager against any claim or liability to which he may become subject by reason of his status as such unless it is established that (i) his act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful; and (c) each shareholder or former shareholder against any claim or liability to which such person may become subject by reason of such person's status as a shareholder or former shareholder.

  In addition, the MGCL permits and the Company, under its Bylaws, is required to pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a present or former Trust Manager, officer or shareholder made party to a proceeding by reason of such person's status as a Trust Manager, officer or shareholder provided that in the case of a Trust Manager or officer, the Company shall have received in accordance with the MGCL, (i) a written affirmation by the Trust Manager or officer of such person's good faith belief that such person has met the applicable standard of conduct necessary for indemnification by the Company as authorized by the Bylaws and (ii) a written undertaking by or on such person's behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that he applicable standard of conduct was not met. The Company's Bylaws also (i) permit the Company to provide indemnification and payment or reimbursement of expenses to a present or former Trust Manager, officer or shareholder who served a predecessor of the Company, (ii) provide that any indemnification or payment or reimbursement of expenses permitted by the Bylaws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Section 2-418 of the MGCL for directors of Maryland corporations and (iii) permit the Company to provide such other and further indemnification or payment or reimbursement of expenses as may be permitted by the MGCL for directors of Maryland corporation.

  For the undertaking with respect to the indemnification, see Item 17.

ITEM 16. EXHIBITS

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1*     Underwriting Agreement
  2.1    Contribution Agreement, dated as of May 30, 1997, by and between Grove
         Operating, L.P., Northeast Apartments I Limited Partnership, West
         Hartford Center Associated Limited Partnership, Windsor Equity
         Partnership and Windsor Commons Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated May
         30, 1997)
  2.2    Form of First Amendment effective as of June 1, 1997 to Agreement of
         Limited Partnership of Windsor Arbor Limited Partnership (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-
         K dated May 30, 1997)
  2.3    Purchase and Sale Agreement, dated May 14, 1997, between Highland
         Income Partners, L.P, as Seller, and Grove Corporation, a Purchaser
         (incorporated by reference to Exhibit 2.1 to the Company's Current
         Report on Form 8-K dated July 2, 1997)
  2.5*   Purchase and Sale Agreement, dated September 5, 1997, by and between
         Werner O. Kunzli, as Seller, and Grove Corporation, a Purchaser.
  2.6*   Purchase and Sale Agreement, dated July 9, 1997, between Colonial Park
         Royal Limited and Grove Corporation, the Purchaser.
  2.7*   Grove Operating, L.P., Solicitation of Consent and Offer to Exchange
         Certain Outstanding Units of Limited Partnership Interest in Grove
         Coastal Associates L.P. for Consideration of 3,435.5 Common Units of
         Grove Operating, L.P. with an option of the holders to instead receive cash consideration, dated June 19, 1997.
  4.1    Form of Agreement of Limited Partnership of Grove Operating, L.P.,
         among the Company and the other partners named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form
         8-K dated February [ ], 1997 (Commission File No. 1-13080))
  4.2    Revolving Credit Agreement dated March 26, 1997, among Grove
         Operating, L.P., the Company and Rhode Island Hospital Trust National
         Bank (a Bank of Boston company) and Other Banks which may become parties to the Agreement and Rhode Island Hospital Trust National
         Bank, as Agent (incorporated by reference to Exhibit 4.1 to the
         Company's Quarterly Report on Form 10-QSB for the quarter ended March
         31, 1997)
  5*     Opinion of Piper & Marbury L.L.P.
  8*     Opinion of Cummings & Lockwood re: Tax Matters.
 10.1    Securities Purchase Agreement, dated March 14, 1997, between the
         Company and Morgan Stanley Group Inc. (incorporated by reference to
         Exhibit 10.1 to the Company's Current Report on Form 8-K dated March
         14, 1997 (Commission File No. 1-13080))
 10.2    Securities Purchase Agreement, dated March 14, 1997, between the
         Company and ABKB/LaSalle Securities Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated
         March 14, 1997 (Commission File No. 1-13080))

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.3    Form of Securities Purchase Agreement executed by other Investors in the Private Placement (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated
         March 14, 1997)
 10.4    Registration Rights Agreement between the Company and the Investors
         (incorporated by reference to Exhibit 10.4 to the Company's Current
         Report on Form 8-K dated March 14, 1997 (Commission File No. 1-13080))
 10.5    Multifamily Note, dated March 14, 1997, among Citicorp Real Estate,
         Inc., GR-Properties III Limited Partnership, Foxwoodburg, L.P., Grove-
         Westfield Associates Limited Partnership, Grove-West Springfield
         Associates Limited Partnership and GR-Westwynd Associates Limited
         Partnership (incorporated by reference to Exhibit 10.5 to the
         Company's Current Report on Form 8-K dated
         March 14, 1997 (Commission File No. 1-13080))
 10.6    Cash Management Agreement, dated as of March 14, 1997, among Citicorp
         Real Estate, Inc., GR-Properties III Limited Partnership, Foxwoodburg,
         L.P., Grove-Westfield Associates Limited Partnership, Grove-West
         Springfield Associated Limited Partnership and GR-Westwynd Associates
         Limited Partnership (incorporated by reference to Exhibit 10.6 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.7    Form of Multifamily Open-End Mortgage Deed, Assignment of Rents and
         Security Agreement, among Citicorp Real Estate, Inc. and each of GR-
         Properties III Limited Partnership, Foxwoodburg, L.P., Grove-Westfield
         Associates Limited Partnership, Grove-West Springfield Associates
         Limited Partnership and GR-Westwynd Associates Limited Partnership
         (incorporated by reference to Exhibit 10.7 to the Company's Current
         Report on Form 8-K dated March 14, 1997 (Commission File No. 1-13080))
 10.8    Pledge Agreement, dated as of March 14, 1997, between Grove Operating,
         L.P. and Citicorp Real Estate, Inc. (incorporated by reference to
         Exhibit 10.8 to the Company's Current Report on Form 8-K dated March
         14, 1997 (Commission File No. 1-13080))
 10.9    Registration Rights Agreement, dated March 14, 1997, between the
         Company and certain partners of Grove Operating, L.P. (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K
         dated March 14, 1997 (Commission File No. 1-13080))
 10.10   1994 Share Option Plan (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form SB 2 (File No. 33-76732))
 10.11   1996 Share Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K dated March 14, 1997
         (Commission File No. 1-13080))
 10.12   Pledge Agreement, dated March 14, 1997, among Damon Navarro, Brian
         Navarro, Edmund Navarro, Joseph LaBrosse, Gerald McNamara, National
         Realty Services Limited Partnership, GIG, Burgundy Associates Limited
         Partnership, Grove Equity Partnership, Grove Holding Co. Inc. and the
         Company (incorporated by reference to Exhibit 10.11 to the Company's
         Current Report on Form 8-K dated March 14, 1997 (Commission File No.
         1-13080))
 10.13   Noncompetition Agreement among the Company, Grove Operating, L.P.,
         National Realty Services Limited Partnership, GIG and Burgundy
         Associates Limited Partnership (incorporated by reference to Exhibit
         10.12 to the Company's Current Report on Form 8-K dated March 14, 1997
         (Commission File No. 1-13080))
 10.14   Form of Noncompetition Agreement executed by each of Damon Navarro,
         Brian Navarro, Joseph LaBrosse, Edmund Navarro and Gerald McNamara
         (incorporated by reference to Exhibit 10.13 to the Company's Current
         Report on Form 8-K dated March 14, 1997 (Commission File No. 1-13080))
 10.15*  Amendment to Noncompetition Agreement, dated March 14, 1997, between the Company and Damon Navarro

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
 10.16*  Amendment to Noncompetition Agreement, dated March 14, 1997, between the Company and Brian Navarro
 10.17*  Amendment to Noncompetition Agreement, dated March 14, 1997, between the Company and Edmund Navarro
 10.18*  Amendment to Noncompetition Agreement, dated March 14, 1997, between the Company and Joseph LaBrosse
 10.19*  Amendment to Noncompetition Agreement, dated March 14, 1997, between the Company and Gerald McNamara
 10.20   Employment Agreement, dated March 14, 1997, between the Company and
         Damon Navarro (incorporated by reference to Exhibit 10.14 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.21*  Amendment to Employment Agreement, dated March 14, 1997, between the
         Company and Damon Navarro
 10.22   Employment Agreement, dated March 14, 1997, between the Company and
         Brian Navarro (incorporated by reference to Exhibit 10.15 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.23*  Amendment to Employment Agreement, dated March 14, 1997, between the
         Company and Brian Navarro
 10.24   Employment Agreement, dated March 14, 1997, between the Company and
         Edmund Navarro (incorporated by reference to Exhibit 10.16 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.25*  Amendment to Employment Agreement, dated March 14, 1997, between the
         Company and Edmund Navarro
 10.26   Employment Agreement, dated March 14, 1997, between the Company and
         Joseph LaBrosse (incorporated by reference to Exhibit 10.17 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.27*  Amendment to Employment Agreement, dated March 14, 1997, between the
         Company and Joseph LaBrosse
 10.28   Employment Agreement, dated March 14, 1997, between the Company and
         Gerald McNamara (incorporated by reference to Exhibit 10.18 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.29*  Amendment to Employment Agreement, dated March 14, 1997, between the
         Company and Gerald McNamara
 10.30   Form of Contribution Agreement among the Company, Grove Operating,
         L.P. and certain other parties (incorporated by reference to Exhibit
         10.1 to the Company's Current Report on Form 8-K dated February 13,
         1997 (Commission File No. 1-13080))
 10.31   Form of Indemnification Agreement by and between the Company, the
         Trust Managers and the Executive Officers (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form SB 2
         (No. 33-76732))
 10.32   Assumption of Mortgage Deed and Security Agreement made June 23, 1994 by and among Southington Baron Limited Partnership, Charles D.
         Gersten, Ada C. Berin, the Company, Damon D. Navarro and Brian A.
         Navarro (incorporated by reference to Exhibit 10.22 to the Company's
         Annual Report on Form 10 KSB for the year ended December 31, 1994
         (Commission File No. 1-13080))

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.33   Mortgage Note from Southington Baron Limited Partnership to Charles D.
         Gersten and Ada C. Berin dated June 8, 1994 (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10 KSB for the
         year ended December 31, 1994 (Commission File No. 1-13080))
 10.34   Purchase and Sale Agreement between the Company and Grove Cambridge
         Associates Limited Partnership (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated October 30, 1995
         (Commission File No. 1-13080))
 10.35   Mortgage Note from the Company to First Union Bank of Connecticut dated January 11, 1996 (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10 KSB for the year ended December
         31, 1995 (Commission File No. 1-13080))
 23.1    Consent of Ernst & Young LLP
 23.2    Consent of Piper & Marbury L.L.P. (included in Exhibit 5)
 23.3    Consent of Cummings & Lockwood (included in Exhibit 8)
 24      Power of Attorney

--------
* To be filed by amendment

ITEM 17. UNDERTAKINGS

  (b) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HARTFORD, STATE OF CONNECTICUT, ON OCTOBER 17, 1997.

                                          GROVE PROPERTY TRUST

                                             /s/ Joseph R. LaBrosse
                                          By __________________________________
                                             Joseph R. LaBrosse
                                             Chief Financial Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES SHOWN ON THE 17TH DAY OF OCTOBER, 1997.

              *                Trust Manager and
_____________________________  Chairman of the Board
Damon D. Navarro               and Chief Executive
                               Officer (Principal
                               executive officer)

              *                Trust Manager and Chief
_____________________________  Financial Officer
Joseph R. LaBrosse             (Principal financial and
                               accounting officer)

              *                Trust Manager
_____________________________
Theodore R. Bigman

              *                Trust Manager
_____________________________
J. Joseph Garrahy

              *                Trust Manager
_____________________________
Harold V. Gorman

              *                Trust Manager
_____________________________
Edmund F. Navarro

              *                Trust Manager
_____________________________
James F. Twaddell

                                            /s/ Joseph R. LaBrosse
                                         *By _________________________
                                            Joseph R. LaBrosse
                                            Attorney-in-fact

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1  *   Underwriting Agreement
  2.1    Contribution Agreement, dated as of May 30, 1997, by and between Grove
         Operating, L.P., Northeast Apartments I Limited Partnership, West
         Hartford Center Associated Limited Partnership, Windsor Equity
         Partnership and Windsor Commons Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated May
         30, 1997)
  2.2    Form of First Amendment effective as of June 1, 1997 to Agreement of
         Limited Partnership of Windsor Arbor Limited Partnership (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-
         K dated May 30, 1997)
  2.3    Purchase and Sale Agreement, dated May 14, 1997, between Highland
         Income Partners, L.P, as Seller, and Grove Corporation, a Purchaser
         (incorporated by reference to Exhibit 2.1 to the Company's Current
         Report on Form 8-K dated July 2, 1997)
  2.5*   Purchase and Sale Agreement, dated September 5, 1997, by and between
         Werner O. Kunzli, as Seller, and Grove Corporation, a Purchaser.
  2.6*   Purchase and Sale Agreement, dated July 9, 1997, between Colonial Park
         Royal Limited and Grove Corporation, the Purchaser.
  2.7*   Grove Operating, L.P., Solicitation of Consent and Offer to Exchange
         Certain Outstanding Units of Limited Partnership Interest in Grove
         Coastal Associates L.P. for Consideration of 3,435.5 Common Units of
         Grove Operating, L.P. with an option of the holders to instead receive cash consideration, dated June 19, 1997.
  4.1    Form of Agreement of Limited Partnership of Grove Operating, L.P.,
         among the Company and the other partners named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form
         8-K dated February [ ], 1997 (Commission File No. 1-13080))
  4.2    Revolving Credit Agreement dated March 26, 1997, among Grove
         Operating, L.P., the Company and Rhode Island Hospital Trust National
         Bank (a Bank of Boston company) and Other Banks which may become parties to the Agreement and Rhode Island Hospital Trust National
         Bank, as Agent (incorporated by reference to Exhibit 4.1 to the
         Company's Quarterly Report on Form 10-QSB for the quarter ended March
         31, 1997)
  5  *   Opinion of Piper & Marbury L.L.P.
  8  *   Opinion of Cummings & Lockwood re: Tax Matters.
 10.1    Securities Purchase Agreement, dated March 14, 1997, between the
         Company and Morgan Stanley Group Inc. (incorporated by reference to
         Exhibit 10.1 to the Company's Current Report on Form 8-K dated March
         14, 1997 (Commission File No. 1-13080))
 10.2    Securities Purchase Agreement, dated March 14, 1997, between the
         Company and ABKB/LaSalle Securities Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated
         March 14, 1997 (Commission File No. 1-13080))
 10.3    Form of Securities Purchase Agreement executed by other Investors in the Private Placement (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated
         March 14, 1997)
 10.4    Registration Rights Agreement between the Company and the Investors
         (incorporated by reference to Exhibit 10.4 to the Company's Current
         Report on Form 8-K dated March 14, 1997 (Commission File No. 1-13080))

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.5    Multifamily Note, dated March 14, 1997, among Citicorp Real Estate,
         Inc., GR-Properties III Limited Partnership, Foxwoodburg, L.P., Grove-
         Westfield Associates Limited Partnership, Grove-West Springfield
         Associates Limited Partnership and GR-Westwynd Associates Limited
         Partnership (incorporated by reference to Exhibit 10.5 to the
         Company's Current Report on Form 8-K dated
         March 14, 1997 (Commission File No. 1-13080))
 10.6    Cash Management Agreement, dated as of March 14, 1997, among Citicorp
         Real Estate, Inc., GR-Properties III Limited Partnership, Foxwoodburg,
         L.P., Grove-Westfield Associates Limited Partnership, Grove-West
         Springfield Associated Limited Partnership and GR-Westwynd Associates
         Limited Partnership (incorporated by reference to Exhibit 10.6 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.7    Form of Multifamily Open-End Mortgage Deed, Assignment of Rents and
         Security Agreement, between Citicorp Real Estate, Inc. and GR-
         Properties III Limited Partnership (incorporated by reference to
         Exhibit 10.7 to the Company's Current Report on Form 8-K dated March
         14, 1997 (Commission File No. 1-13080))
 10.8    Pledge Agreement, dated as of March 14, 1997, between Grove Operating,
         L.P. and Citicorp Real Estate, Inc. (incorporated by reference to
         Exhibit 10.8 to the Company's Current Report on Form 8-K dated March
         14, 1997 (Commission File No. 1-13080))
 10.9    Registration Rights Agreement, dated March 14, 1997, between the
         Company, Grove Operating, L.P. and certain partners of Grove
         Operating, L.P. (incorporated by reference to Exhibit 10.9 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.10   1994 Share Option Plan (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form SB-2 (File No. 33-76732))
 10.11   1996 Share Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K dated March 14, 1997
         (Commission File No. 1-13080))
 10.12   Pledge Agreement, dated March 14, 1997, among Damon Navarro, Brian
         Navarro, Edmund Navarro, Joseph LaBrosse, Gerald McNamara, National
         Realty Services Limited Partnership, GIG, Burgundy Associates Limited
         Partnership, Grove Equity Partnership, Grove Holding Co. Inc. and the
         Company (incorporated by reference to Exhibit 10.11 to the Company's
         Current Report on Form 8-K dated March 14, 1997 (Commission File No.
         1-13080))
 10.13   Noncompetition Agreement, dated March 14, 1997, among the Company,
         Grove Operating, L.P., National Realty Services Limited Partnership,
         GIG and Burgundy Associates Limited Partnership (incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K
         dated March 14, 1997 (Commission File No. 1-13080))
 10.14   Form of Noncompetition Agreement executed by each of Damon Navarro,
         Brian Navarro, Joseph LaBrosse, Edmund Navarro and Gerald McNamara
         (incorporated by reference to Exhibit 10.13 to the Company's Current
         Report on Form 8-K dated March 14, 1997 (Commission File No. 1-13080))
 10.15*  Amendment to Noncompetition Agreement, dated March 14, 1997, between the Company and Damon Navarro
 10.16*  Amendment to Noncompetition Agreement, dated March 14, 1997, between the Company and Brian Navarro
 10.17*  Amendment to Noncompetition Agreement, dated March 14, 1997, between the Company and Edmund Navarro
 10.18*  Amendment to Noncompetition Agreement, dated March 14, 1997, between the Company and Joseph LaBrosse
 10.19*  Amendment to Noncompetition Agreement, dated March 14, 1997, between the Company and Gerald McNamara

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.20   Employment Agreement, dated March 14, 1997, between the Company and
         Damon Navarro (incorporated by reference to Exhibit 10.14 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.21*  Amendment to Employment Agreement, dated March 14, 1997, between the
         Company and Damon Navarro
 10.22   Employment Agreement, dated March 14, 1997, between the Company and
         Brian Navarro (incorporated by reference to Exhibit 10.15 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.23*  Amendment to Employment Agreement, dated March 14, 1997, between the
         Company and Brian Navarro
 10.24   Employment Agreement, dated March 14, 1997, between the Company and
         Edmund Navarro (incorporated by reference to Exhibit 10.16 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.25*  Amendment to Employment Agreement, dated March 14, 1997, between the
         Company and Edmund Navarro
 10.26   Employment Agreement, dated March 14, 1997, between the Company and
         Joseph LaBrosse (incorporated by reference to Exhibit 10.17 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.27*  Amendment to Employment Agreement, dated March 14, 1997, between the
         Company and Joseph LaBrosse
 10.28   Employment Agreement, dated March 14, 1997, between the Company and
         Gerald McNamara (incorporated by reference to Exhibit 10.18 to the
         Company's Current Report on Form 8-K dated March 14, 1997 (Commission
         File No. 1-13080))
 10.29*  Amendment to Employment Agreement, dated March 14, 1997, between the
         Company and Gerald McNamara
 10.30   Form of Contribution Agreement among the Company, Grove Operating,
         L.P. and certain other parties (incorporated by reference to Exhibit
         10.1 to the Company's Current Report on Form 8-K dated February 13,
         1997 (Commission File No. 1-13080))
 10.31   Form of Indemnification Agreement by and between the Company, the
         Trust Managers and the Executive Officers (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form SB-2
         (No. 33-76732))
 10.32   Assumption of Mortgage Deed and Security Agreement made June 23, 1994 by and among Southington Baron Limited Partnership, Charles D.
         Gersten, Ada C Berin, the Company, Damon D. Navarro and Brian A.
         Navarro (incorporated by reference to Exhibit 10.22 to the Company's
         Annual Report on Form 10-KSB for the year ended December 31, 1994
         (Commission File No. 1-13080))
 10.33   Mortgage Note from Southington Baron Limited Partnership to Charles D.
         Gersten and Ada C. Berin dated June 8, 1994 (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-KSB for the
         year ended December 31, 1994 (Commission File No. 1-13080))
 10.34   Purchase and Sale Agreement between the Company and Grove Cambridge
         Associates Limited Partnership (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated October 30, 1995
         (Commission File No. 1-13080))
 10.35   Mortgage Note from the Company to First Union Bank of Connecticut dated January 11, 1996 (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-KSB for the year ended December
         31, 1995 (Commission File No. 1-13080))
 23.1    Consent of Ernst & Young LLP
 23.2*   Consent of Piper & Marbury L.L.P. (included in Exhibit 5)
 23.3    Consent of Cummings & Lockwood (included in Exhibit 8)
 24      Power of Attorney

--------
* To be filed by amendment.